SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2011
Commission File Number: 001 — 12518
BANCO SANTANDER, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid — Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐           No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Accounting Principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the period ended June 30, 2011 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.
We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

General Information
Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:
•	“dollars”, “US$” or “$”, we mean United States dollars;

•	“pounds” or “£”, we mean United Kingdom pounds; and

•	“one billion”, we mean 1,000 million.
When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other business units.
When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. All loan to value (LTV) ratios disclosed in this report refer to LTV ratios upon origination. Nevertheless, for internal management purposes, we update LTVs at least once a year taking into consideration the housing price index published by the corresponding government institution. Additionally, if a debt is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.
When we refer to “impaired balances” or “non-performing balances”, we mean impaired or non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.
When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements” in our annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”).
Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.
Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in our 2010 Form 20-F under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:
Economic and Industry Conditions
•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•
general economic or industry conditions in Spain, the United Kingdom, the United States, other European countries, Latin America and the other areas in which we have significant business activities or investments;

•	a default on, or a ratings downgrade of, the sovereign debt of Spain, and the other countries where we operate;

•	a worsening of the economic environment in the United Kingdom, other European countries, Latin America, and the United States, and an increase of the volatility in the capital markets;

•	a further deterioration of the Spanish economy;

•	the effects of a continued decline in real estate prices, particularly in Spain, the UK and the US;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending, investment or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.
Political and Governmental Factors
•	political stability in Spain, the United Kingdom, other European countries, Latin America and the US;

•	changes in Spanish, UK, EU, Latin American, US or foreign laws, regulations or taxes; and

•	increased regulation in light of the global financial crisis.
Transaction and Commercial Factors
•	damage to our reputation;

•
our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.
Operating Factors
•	technical difficulties and the development and use of new technologies by us and our competitors;

•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio;

•	the impact of changes in the composition of our balance sheet on future net interest income; and

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments.
The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1
Selected Consolidated Financial Information
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.
Under IFRS-IASB, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to “Profit from discontinued operations”. Revenues and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect the “Consolidated profit for the period”.
Subject to the modifications described in the preceding paragraph, the financial information set forth below for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 has been selected from our annual financial statements which can be found in our previously-filed annual reports on Form 20-F.
Our interim consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2011 and 2010. Our results for the six months ended June 30, 2011 are not necessarily indicative of what our results will be for the full year or any other period.

						Six months ended
	Year ended December 31,					June 30,
	2010	2009	2008	2007	2006	2011	2010
		(in thousands of euros, except percentages and per share data)
Interest and similar income	52,906,754	53,173,004	55,043,546	45,512,258	36,669,337	29,457,429	25,223,027
Interest expense and similar charges	(23,682,375)	(26,874,462)	(37,505,084)	(31,069,486)	(24,879,598)	(14,305,120)	(10,723,562)
Interest income / (charges)	29,224,379	26,298,542	17,538,462	14,442,772	11,789,739	15,152,309	14,499,465
Income from equity instruments	362,068	436,474	552,757	419,997	412,554	233,598	191,064
Income from companies accounted for by the equity method	16,921	(520)	791,754	438,049	423,875	10,433	7,971
Fee and commission income	11,679,702	10,726,368	9,741,400	9,290,043	8,147,164	6,373,078	5,663,545
Fee and commission expense	(1,945,552)	(1,646,234)	(1,475,105)	(1,421,538)	(1,251,132)	(1,049,623)	(854,651)
Gains/losses on financial assets and liabilities (net)	2,164,423	3,801,645	2,892,249	2,306,384	2,048,725	804,849	1,193,862
Exchange differences (net)	441,148	444,127	582,215	648,528	95,936	574,036	96,810
Other operating income	8,195,567	7,928,538	9,436,308	6,739,670	6,075,564	5,087,299	3,607,469
Other operating expenses	(8,089,330)	(7,784,621)	(9,164,487)	(6,449,120)	(5,800,019)	(5,048,701)	(3,532,005)
Total income	42,049,326	40,204,319	30,895,553	26,414,785	21,942,406	22,137,278	20,873,530
Administrative expenses	(16,255,988)	(14,824,605)	(11,665,857)	(10,776,670)	(9,783,902)	(8,693,831)	(7,882,237)
Personnel expenses	(9,329,556)	(8,450,283)	(6,813,351)	(6,434,343)	(5,886,871)	(5,071,275)	(4,499,910)
Other general expenses	(6,926,432)	(6,374,322)	(4,852,506)	(4,342,327)	(3,897,031)	(3,622,556)	(3,382,327)
Depreciation and amortization	(1,939,984)	(1,596,445)	(1,239,590)	(1,247,207)	(1,130,159)	(1,037,379)	(928,414)
Provisions (net)	(1,132,621)	(1,792,123)	(1,640,561)	(895,552)	(1,007,037)	(1,609,927)	(752,369)
Impairment losses on financial assets (net)	(10,443,149)	(11,578,322)	(6,283,052)	(3,430,122)	(2,454,985)	(4,877,410)	(5,000,515)
Impairment losses on other assets (net)	(285,864)	(164,630)	(1,049,226)	(1,548,218)	(20,066)	(93,609)	(96,802)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	350,323	1,565,013	101,156	1,810,428	348,199	13,195	167,580
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(290,170)	(1,225,407)	1,730,902	643,050	959,318	(332,719)	(49,726)
Operating profit/(loss) before tax	12,051,873	10,587,800	10,849,325	10,970,494	8,853,774	5,505,598	6,331,047
Income tax	(2,923,190)	(1,206,610)	(1,836,052)	(2,322,107)	(2,255,585)	(1,523,913)	(1,414,547)
Profit from continuing operations	9,128,683	9,381,190	9,013,273	8,648,387	6,598,189	3,981,685	4,916,500
Profit / (loss) from discontinued operations (net)	(26,922)	30,870	319,141	987,763	1,647,564	(6,157)	(13,030)
Consolidated profit for the period	9,101,761	9,412,060	9,332,414	9,636,150	8,245,753	3,975,528	4,903,470
Profit attributable to the Parent	8,180,909	8,942,538	8,876,414	9,060,258	7,595,947	3,500,860	4,445,349
Profit attributable to non-controlling interests	920,852	469,522	456,000	575,892	649,806	474,668	458,121

Per share information:
Average number of shares (thousands) (1)	8,686,522	8,554,224	7,271,470	6,801,899	6,701,728	8,860,849	8,671,558
Basic earnings per share (in euros)	0.94	1.05	1.22	1.33	1.13	0.40	0.51
Basic earnings per share continuing operation (in euros)	0.94	1.04	1.18	1.20	0.92	0.40	0.51
Diluted earnings per share (in euros)	0.94	1.04	1.21	1.32	1.13	0.39	0.51
Diluted earnings per share continuing operation (in euros)	0.94	1.04	1.17	1.19	0.92	0.39	0.51
Remuneration paid (in euros) (2)	0.60	0.60	0.63	0.61	0.49	0.14	0.14
Remuneration paid (in US$) (2)	0.80	0.86	0.88	0.89	0.64	0.20	0.17

						Six months
	Year ended December 31,					ended June 30,
	2010	2009	2008	2007	2006	2011
	(in thousands of euros, except percentages and per share data)
Total assets	1,217,500,683	1,110,529,458	1,049,631,550	912,914,971	833,872,715	1,231,907,697
Loans and advances to credit institutions (net) (3)	79,855,351	79,836,607	78,792,277	57,642,604	69,757,056	71,543,629
Loans and advances to customers (net) (3)	724,153,897	682,550,926	626,888,435	571,098,513	527,035,514	723,969,190
Investment securities (net) (4)	174,257,145	173,990,918	124,673,342	132,035,268	136,760,433	186,344,051
Investments: Associates	272,915	164,473	1,323,453	15,689,127	5,006,109	293,207

Contingent liabilities (net)	59,795,253	59,256,076	65,323,194	76,216,585	58,769,309	55,393,220

Liabilities
Deposits from central banks and credit institutions (5)	140,112,185	142,091,587	129,877,370	112,897,308	113,038,061	146,125,670
Customer deposits (5)	616,375,819	506,976,237	420,229,450	355,406,519	330,947,770	624,413,794
Debt securities (5)	192,872,222	211,963,173	236,403,290	233,286,688	203,742,817	202,481,571

Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	10,933,818	13,866,889	15,747,915	16,742,134	11,186,480	8,144,111
Other subordinated debt	12,188,524	15,192,269	14,452,488	11,666,663	12,399,771	10,519,254
Preferred securities (6)	6,916,930	7,315,291	7,621,575	7,261,382	6,836,570	6,770,511
Preferred shares (6)	435,365	430,152	1,051,272	522,558	668,328	407,539
Non-controlling interests (including net income of the period)	5,896,119	5,204,058	2,414,606	2,358,269	2,220,743	6,130,716
Stockholders’ equity (7)	75,018,339	68,666,584	57,586,886	55,199,882	44,851,559	73,532,085
Total capitalization	111,389,095	110,675,243	98,874,742	93,750,888	78,163,451	105,504,216
Stockholders’ equity per share (7)	8.64	8.03	7.92	8.12	6.69	8.30

Other managed funds
Mutual funds	113,509,684	105,216,486	90,305,714	119,210,503	119,838,418	112,371,292
Pension funds	10,964,711	11,309,649	11,127,918	11,952,437	29,450,103	10,743,680
Managed portfolio	20,314,226	18,364,168	17,289,448	19,814,340	17,835,031	19,004,973
Total other managed funds	144,788,621	134,890,303	118,723,080	150,977,280	167,123,552	142,119,945

Consolidated ratios
Profitability ratios:
Net yield (8)	2.68%	2.62%	2.05%	1.80%	1.68%	2.73%
Return on average total assets (ROA)	0.76%	0.86%	1.00%	1.10%	1.01%	0.65%
Return on average stockholders’ equity (ROE)	11.80%	13.90%	17.07%	21.91%	21.39%	9.39%
Capital ratio:
Average stockholders’ equity to average total assets	5.82%	5.85%	5.55%	4.71%	4.36%	6.14%
Ratio of earnings to fixed charges (9)
Excluding interest on deposits	2.28%	2.01%	1.57%	1.67%	1.79%	1.92%
Including interest on deposits	1.52%	1.40%	1.27%	1.35%	1.36%	1.39%

Credit quality data
Loans and advances to customers
Allowances for impaired balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.65%	2.55%	1.95%	1.50%	1.53%	2.68%
Impaired balances as a percentage of total gross loans	3.75%	3.43%	2.19%	1.05%	0.86%	3.98%
Allowances for impaired balances as a percentage of impaired balances	70.58%	74.32%	89.08%	143.24%	176.97%	67.25%
Net loan charge-offs as a percentage of total gross loans	1.31%	1.27%	0.60%	0.46%	0.34%	0.67%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for impaired balances as a percentage of total loans and contingent liabilities	2.58%	2.44%	1.83%	1.42%	1.45%	2.60%
Impaired balances (**) (10) as a percentage of total loans and contingent liabilities	3.55%	3.24%	2.02%	0.94%	0.78%	3.78%
Allowances for impaired balances (**) as a percentage of impaired balances (**)	72.74%	75.33%	90.64%	150.55%	187.23%	68.91%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.21%	1.17%	0.55%	0.41%	0.31%	0.62%

(*)
We disclose these ratios because our credit risk exposure comprises both loans and advances to customers and contingent liabilities, both of which are subject to impairment and hence, we set aside allowances for them.

(**)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant period, net of treasury stock.

(2)
The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the second interim dividend on account of the 2009 financial year in cash or new shares. In light of the acceptance of this remuneration program (81% of the capital opted to receive shares instead of cash), at the annual shareholders’ meetings held in June 2010 and June 2011, the shareholders approved to offer again this option to the shareholders as payment for the second and third interim dividends. The remuneration per share for 2009 and 2010 disclosed above, €0.60, is calculated assuming that the four dividends for both years were paid in cash. The dividend per share of €0.14 disclosed for each of the six-month periods ended June 30, 2011 and June 30, 2010 correspond to the first interim dividend on account of the 2011 and 2010 financial year, respectively.

(3)
Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.

(4)
Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.

(5)
Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” as stated in our consolidated financial statements.

(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.

(7)
Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.

(8)
Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 2. Selected Statistical Information—Average Balance Sheet and Interest Rates—Earning Assets—Yield Spread”.

(9)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.

(10)
Impaired loans reflect Bank of Spain classifications. Such classifications differ from the classifications applied by US banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Classification Requirements” in our 2010 Form 20-F.

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

						Six months
	Year ended December 31,					ended
	2010	2009	2008	2007	2006	June 30, 2011
	(in thousands of euros)
Allowances refers to:
Allowances for impaired balances (*) (excluding country risk)	20,747,651	18,497,070	12,862,981	9,302,230	8,626,937	20,799,741
Allowances for contingent liabilities and commitments (excluding country risk)	(1,011,448)	(623,202)	(622,330)	(587,485)	(541,519)	(827,715)

Allowances for Balances of Loans (excluding country risk):	19,736,203	17,873,868	12,240,651	8,714,745	8,085,418	19,972,026
Allowances referred to country risk and other	121,409	191,486	660,150	173,379	293,032	102,932

Allowances for impaired balances (excluding contingent liabilities)	19,857,612	18,065,354	12,900,801	8,888,124	8,378,450	20,074,958
Of which:
Allowances for Loans and receivables:	19,738,975	17,898,632	12,719,623	8,796,371	8,288,128	19,948,921
Allowances for Customers	19,696,998	17,873,096	12,466,056	8,695,204	8,163,444	19,904,342
Allowances for Credit institutions and other financial assets	16,559	25,536	253,567	101,167	124,684	29,335
Allowances for Debt Instruments	25,418	—	—	—	—	15,244
Allowances for Available for sale financial assets. Debt instruments	118,637	166,722	181,178	91,753	90,322	126,037

(*)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.
Exchange Rates
Fluctuations in the exchange rate between euros and dollars have affected the dollar equivalent of the share prices on Spanish stock exchanges. As a result, they are likely to affect the dollar market price of our American Depositary Shares, or ADSs, in the United States. In addition, dividends paid to the depositary of the ADSs are denominated in euros and fluctuations in the exchange rate affect the dollar conversion by the depositary of cash dividends paid on the shares to the holders of the ADSs. Fluctuations in the exchange rate of euros against other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses.
The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate as announced by the Federal Reserve Bank of New York for the dates and periods indicated.
The Federal Reserve Bank of New York announced its decision to discontinue the publication of foreign exchange rates on December 31, 2008. From that date, the exchange rates shown are those published by the European Central Bank (“ECB”), and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. Central European Time.

	Rate During Period
	Period End	Average Rate(1)
Calendar Period	($)	($)
2006	1.3197	1.2661
2007	1.4603	1.3797
2008	1.3919	1.4695
2009	1.4406	1.3948
2010	1.3362	1.3257

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
Last six months	High $	Low $
2011
June	1.4652	1.4088
July	1.4500	1.3975
August	1.4487	1.4143
September	1.4285	1.3430
October	1.4160	1.3181
November	1.3809	1.3229
On December 1, 2011, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.3492
For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements included in our 2010 Form 20-F.

Item 2
Selected Statistical Information
The following tables show our selected statistical information.
Average Balance Sheets and Interest Rates
The following tables show, by domicile of customer, our average balances and interest rates for the six months ended June 30, 2011 and 2010.
You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in light of the following observations:
•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•
We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements in our 2010 Form 20-F for a discussion of our accounting policies for hedging activities;

•	We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which reflect such netting; and

•	All average data have been calculated using month-end balances, which is not significantly different than having used daily averages.
As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2010, 2009, 2008, 2007 and 2006 and for the six months ended June 30, 2011 and 2010 under IFRS.

Average Balance Sheet — Assets and Interest Income

	Six Months Ended June 30,
	2011			2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of Euros, except percentages)

ASSETS

Cash and due from central banks
Domestic	5,922,062	86,936	2.94%	10,158,400	35,493	0.70%
International	75,770,220	1,406,030	3.71%	41,665,680	733,955	3.52%

	81,692,282	1,492,966	3.66%	51,824,080	769,448	2.97%

Due from credit entities
Domestic	26,347,792	82,362	0.63%	26,809,488	112,955	0.84%
International	55,710,498	453,329	1.63%	50,643,842	373,731	1.48%

	82,058,290	535,691	1.31%	77,453,330	486,686	1.26%

Loans and credits
Domestic	218,484,154	3,620,753	3.31%	224,698,449	3,681,610	3.28%
International	502,115,697	19,112,463	7.61%	468,444,572	16,467,176	7.03%

	720,599,851	22,733,216	6.31%	693,143,021	20,148,786	5.81%

Debt securities
Domestic	43,114,213	677,173	3.14%	45,952,074	560,187	2.44%
International	107,468,179	2,905,826	5.41%	109,713,890	2,508,203	4.57%

	150,582,392	3,582,999	4.76%	155,665,964	3,068,389	3.94%

Income from hedging operations
Domestic	—	140,053	—	—	56,473	—
International	—	20,393	—	—	(75,123)	—

	—	160,446	—	—	(18,650)	—

Other interest-earning assets
Domestic	21,518,225	373,518	3.47%	26,422,442	347,412	2.63%
International	54,263,758	578,592	2.13%	57,588,882	420,955	1.46%

	75,781,983	952,110	2.51%	84,011,324	768,367	1.83%

Total interest-earning assets
Domestic	315,386,446	4,980,795	3.16%	334,040,853	4,794,130	2.87%
International	795,328,352	24,476,634	6.16%	728,056,866	20,428,897	5.61%

	1,110,714,798	29,457,429	5.30%	1,062,097,719	25,223,027	4.75%

Investments in affiliated companies
Domestic	84,869	—	0.00%	310,167	—	—
International	193,062	—	0.00%	(80,512)	—	—

	277,931	—	0.00%	229,655	—	—

Total earning assets
Domestic	315,471,315	4,980,795	3.16%	334,351,020	4,794,130	2.87%
International	795,521,414	24,476,634	6.15%	727,976,354	20,428,897	5.61%

	1,110,992,729	29,457,429	5.30%	1,062,327,374	25,223,027	4.75%

Other assets	104,168,426			96,084,924

Assets from discontinued operations	—			—

Total average assets	1,215,161,155	29,457,429	4.85%	1,158,412,298	25,223,027	4.35%

Average Balance Sheet — Liabilities and Interest Expense

	Six Months Ended June 30,
	2011			2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of Euros, except percentages)

LIABILITY AND STOCKHOLDERS’ EQUITY

Due to credit entities
Domestic	31,044,645	288,415	1.86%	29,707,331	201,866	1.36%
International	115,769,376	990,899	1.71%	106,790,680	496,002	0.93%

	146,814,021	1,279,314	1.74%	136,498,011	697,868	1.02%

Customers deposits
Domestic	164,161,687	1,451,616	1.77%	145,568,963	1,239,158	1.70%
International	449,351,402	6,588,656	2.93%	394,695,971	4,802,016	2.43%

	613,513,089	8,040,272	2.62%	540,264,934	6,041,175	2.24%

Marketable debt securities
Domestic	91,779,060	1,558,046	3.40%	108,603,584	1,368,580	2.52%
International	103,561,255	1,650,070	3.19%	102,381,817	827,769	1.62%

	195,340,315	3,208,116	3.28%	210,985,401	2,196,349	2.08%

Subordinated debt
Domestic	16,395,983	384,586	4.69%	20,328,182	562,563	5.53%
International	11,390,006	590,502	10.37%	14,933,280	605,976	8.12%

	27,785,989	975,088	7.02%	35,261,462	1,168,539	6.63%

Other interest-bearing liabilities
Domestic	33,782,914	617,613	3.66%	37,000,913	505,917	2.73%
International	75,729,155	643,543	1.70%	75,265,034	431,765	1.15%

	109,512,069	1,261,156	2.30%	112,265,947	937,681	1.67%

Expenses from hedging operations
Domestic	—	(556,273)	—	—	(758,019)	—
International	—	97,447	—	—	439,970	—

	—	(458,826)	—	—	(318,050)	—

Total interest-bearing liabilities
Domestic	337,164,289	3,744,003	2.22%	341,208,973	3,120,064	1.83%
International	755,801,194	10,561,117	2.79%	694,066,782	7,603,498	2.19%

	1,092,965,483	14,305,120	2.62%	1,035,275,755	10,723,562	2.07%

Other liabilities	42,378,467			47,897,355
Non-controlling interests	5,931,744			5,637,667

Equity	73,885,461			69,601,521

Total average Liabilities and Stockholders’ Equity	1,215,161,155	14,305,120	2.35%	1,158,412,298	10,723,562	1.85%

Changes in Net Interest Income—Volume and Rate Analysis
The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2011 compared to the same period of 2010. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.
Volume and rate analysis

	IFRS - IASB
	Six Months Ended June 30, 2011/2010
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar revenues

Cash and due from central banks
Domestic	(40,595)	143,595	103,000
International	1,261,270	83,174	1,344,444

	1,220,675	226,769	1,447,444

Due from credit entities
Domestic	(3,770)	(52,757)	(56,527)
International	78,762	79,792	158,554

	74,992	27,035	102,027

Loans and credits
Domestic	(205,229)	66,947	(138,282)
International	2,458,006	2,821,347	5,279,353

	2,252,777	2,888,294	5,141,071

Debt securities
Domestic	(72,763)	305,318	232,555
International	(104,520)	904,623	800,103

	(177,283)	1,209,941	1,032,658

Other interest-earning assets
Domestic	(144,122)	195,895	51,773
International	(51,037)	366,056	315,019

	(195,159)	561,951	366,792

Total earning assets without hedging operations
Domestic	(466,479)	658,998	192,519
International	3,642,481	4,254,992	7,897,473

	3,176,002	4,913,990	8,089,992

Income from hedging operations
Domestic	83,580	—	83,580
International	95,516	—	95,516

	179,096	—	179,096

Total earning assets
Domestic	(382,899)	658,998	276,099
International	3,737,997	4,254,992	7,992,989

	3,355,098	4,913,990	8,269,088

Volume and rate analysis

	IFRS - IASB
	Six Months Ended June 30, 2011/2010
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar expenses

Due to credit entities
Domestic	18,917	154,495	173,412
International	89,883	896,620	986,503

	108,800	1,051,115	1,159,915

Customers deposits
Domestic	325,918	105,071	430,989
International	1,438,058	2,136,827	3,574,885

	1,763,976	2,241,898	4,005,874

Marketable debt securities
Domestic	(469,475)	853,155	383,680
International	19,323	1,625,694	1,645,017

	(450,152)	2,478,849	2,028,697

Subordinated debt
Domestic	(198,949)	(156,227)	(355,176)
International	(324,490)	293,051	(31,439)

	(523,439)	136,824	(386,615)

Other interest-bearing liabilities
Domestic	(93,938)	320,267	226,329
International	5,370	416,478	421,848

	(88,568)	736,745	648,177

Total interest-bearing liabilities without hedging operations
Domestic	(417,527)	1,276,761	859,234
International	1,228,144	5,368,670	6,596,814

	810,617	6,645,431	7,456,048

Expenses from hedging operations
Domestic	201,746	—	201,746
International	(342,522)	—	(342,522)

	(140,776)	—	(140,776)

Total interest-bearing liabilities
Domestic	(215,781)	1,276,761	1,060,980
International	885,622	5,368,670	6,254,292

	669,841	6,645,431	7,315,272

Assets
Earning Assets—Yield Spread
The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Earning Assets — Yield Spread

	IFRS - IASB
	Six Months Ended June 30,
	2011	2010
	(in thousands of euros, except percentages)
Average earning assets
Domestic	315,471,315	334,351,020
International	795,521,414	727,976,354

	1,110,992,729	1,062,327,374

Interest
Domestic	4,980,795	4,794,130
International	24,476,634	20,428,897

	29,457,429	25,223,027

Net interest income (1)
Domestic	1,236,792	1,674,066
International	13,915,517	12,825,399

	15,152,309	14,499,465

Gross yield (annualized) (2)
Domestic	3.16%	2.87%
International	6.15%	5.61%

	5.30%	4.75%

Net yield (annualized) (3)
Domestic	0.78%	1.00%
International	3.50%	3.52%

	2.73%	2.73%

Yield spread (annualized) (4)
Domestic	0.94%	1.04%
International	3.36%	3.42%

	2.68%	2.68%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. — See “Income Statement” on page 6.

(2)	Gross yield is the quotient of interest income divided by average earning assets.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)
Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (Charges)”.

Return on Equity and Assets
The following table presents our selected financial ratios for the periods indicated.

	IFRS - IASB
			Year Ended
	Six Months Ended June 30,		December 31,
	2011	2010	2010
ROA: Return on average total assets (1)	0.65%	0.85%	0.76%
ROE: Return on average stockholders’ equity (1)	9.39%	12.91%	11.80%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (2)	32.60%	25.03%	40.70%
Average stockholders’ equity as a percentage of average total assets	6.14%	5.95%	5.82%

(1)
Net income and net attributable income for the six months ended June 30, 2011 and 2010 have been annualized by doubling the first half year figures. Net income and net attributable income for the first half of any year are not necessarily indicative of the results for that full year.

(2)
Dividend information for the six months ended June 30, 2011 and 2010 is not comparable to year-end information because the interim figures include only the first quarterly interim dividend (announced during the first six months of the year) whereas the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Dividend Policy” in our 2010 Form 20-F.

The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends), which are not dividends paid on account of the net attributable income of the period. Such remuneration amounted to €1,668.8 million for the year ended December 31, 2010 and to zero for the six months ended June 30, 2011 and 2010.

Interest-Earning Assets
The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Interest earning assets

	IFRS - IASB
	Six Months Ended June 30,
	2011	2010
Cash and due from Central Banks
Domestic	0.52%	0.95%
International	6.82%	3.92%

	7.34%	4.87%

Due from credit entities
Domestic	2.37%	2.52%
International	5.02%	4.77%

	7.39%	7.29%

Loans and credits
Domestic	19.67%	21.16%
International	45.21%	44.11%

	64.88%	65.27%

Debt securities
Domestic	3.88%	4.33%
International	9.68%	10.33%

	13.56%	14.66%

Other interest earning assets
Domestic	1.94%	2.49%
International	4.89%	5.42%

	6.83%	7.91%

Total interest-earning assets
Domestic	28.38%	31.45%
International	71.62%	68.55%

	100.00%	100.00%

Classified Assets
Movements in Allowances for Credit Losses
The following table analyzes movements by domicile of customer, our allowances for credit for the periods indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects A. Operating results —Results of operations for Grupo Santander—Impairment Losses (net)”.

	IFRS - IASB
	Year Ended December 31,			Six Months Ended June 30,
	2010	2009	2008	2011	2010
		(in thousands of euros)
Allowance for credit losses at beginning of period
Borrowers in Spain	6,992,818	5,948,950	4,512,000	6,810,296	6,992,818
Borrowers outside Spain	10,905,814	6,770,673	4,284,371	12,928,679	10,905,814

	17,898,632	12,719,623	8,796,371	19,738,975	17,898,632

Addition of acquired companies’ credit loss allowances (1)
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	—	1,426,104	2,310,095	—	142,588

	—	1,426,104	2,310,095	—	142,588

Recoveries of loans previously charged off (2)
Borrowers in Spain	201,545	115,069	129,660	184,501	86,352
Borrowers outside Spain	999,772	799,652	570,087	653,933	445,587

	1,201,317	914,721	699,747	838,434	531,940

Net provisions for credit losses (2)
Borrowers in Spain	2,124,521	2,499,843	928,236	994,456	1,165,990
Borrowers outside Spain	8,142,378	8,588,153	4,968,652	3,863,307	3,777,810

	10,266,899	11,087,996	5,896,888	4,857,763	4,943,800

Charge offs against credit loss allowance
Borrowers in Spain	(2,173,734)	(1,236,859)	(731,588)	(1,438,037)	(947,452)
Borrowers outside Spain	(8,739,438)	(8,557,769)	(3,820,805)	(4,360,676)	(4,820,991)

	(10,913,172)	(9,794,628)	(4,552,393)	(5,798,713)	(5,768,444)

Other movements	1,285,299	1,544,817	(431,084)	312,462	1,149,118

Allowance for credit losses at end of period(*)
Borrowers in Spain	6,810,296	6,992,818	5,948,950	6,477,130	6,762,796
Borrowers outside Spain	12,928,679	10,905,814	6,770,673	13,471,791	12,134,839

	19,738,975	17,898,632	12,719,623	19,948,921	18,897,635

Average loans outstanding
Borrowers in Spain	224,641,828	230,641,779	235,002,141	218,484,154	224,698,449
Borrowers outside Spain	482,406,776	436,857,260	340,938,627	502,115,697	468,444,572

	707,048,604	667,499,039	575,940,768	720,599,851	693,143,021

Net charge offs against loan loss allowance to average loans ratio
Borrowers in Spain	0.88%	0.49%	0.26%	0.57%	0.38%
Borrowers outside Spain	1.60%	1.78%	0.95%	0.74%	0.93%

	1.37%	1.33%	0.67%	0.69%	0.76%

(1)
“Addition of acquired companies’ credit loss allowances” refers to the valuation allowance as of the acquisition date for the loans acquired in the business combinations carried out during the period after the acquired receivables have been measured at their acquisition fair values. This disclosure is not applicable after 2010 because the fair value of loans acquired in business combinations is disclosed net of allowances.

(2)
We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted under the Spanish regulation.

(*)
Allowances for the impairment losses on the assets making up the balances of “Loans and receivables-Loans and advances to customers” and “Loans and receivable-Loans and receivables to credit institutions”. See Item 1. Selected Consolidated Financial Information.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	IFRS - IASB
	Year Ended December 31,			Six Months Ended June 30,
	2010	2009	2008	2011	2010
	(in thousands of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	40,605	31,969	30,136	88,931	17,442
Real estate-construction	31,690	15,162	4,860	16,712	14,721
Real estate-mortgage	32,143	24,340	11,480	24,674	27,614
Installment loans to individuals	89,285	42,946	74,974	53,444	25,814
Lease finance	1,386	621	6,198	714	336
Other	6,436	31	2,012	26	425

Total Borrowers in Spain	201,545	115,069	129,660	184,501	86,352
Borrowers outside Spain
Government and official institutions	4,261	34	—	6	27
Commercial and industrial	876,956	731,641	483,589	583,580	399,767
Mortgage loans	72,051	35,047	28,494	25,776	25,778
Other	46,504	32,930	58,004	44,571	20,015

Total Borrowers outside Spain	999,772	799,652	570,087	653,933	445,587

Total	1,201,317	914,721	699,747	838,434	531,940
Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	647,088	752,961	265,121	101,298	337,447
Real estate-construction	674,447	528,124	(76,668)	334,558	442,983
Real estate-mortgage	131,361	263,700	276,578	411,331	42,796
Installment loans to individuals	573,827	848,450	399,651	118,120	311,539
Lease finance	82,103	73,055	26,619	18,402	27,451
Other	15,695	33,553	36,935	10,747	3,775

Total Borrowers in Spain	2,124,521	2,499,843	928,236	994,456	1,165,990
Borrowers outside Spain
Government and official institutions	44,057	14,218	(8,344)	491	179
Commercial and industrial	7,257,093	7,667,916	2,709,732	3,379,310	3,131,244
Mortgage loans	452,650	532,539	242,965	201,218	385,123
Other	388,578	373,480	2,024,299	282,288	261,263

Total Borrowers outside Spain	8,142,378	8,588,153	4,968,652	3,863,307	3,777,810

Total	10,266,899	11,087,996	5,896,888	4,857,763	4,943,800
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(704,422)	(355,554)	(121,751)	(517,528)	(235,732)
Real estate-construction	(191,194)	(137,183)	(34,429)	(85,075)	(35,921)
Real estate-mortgage	(369,433)	(235,659)	(61,618)	(347,517)	(206,533)
Installment loans to individuals	(840,733)	(481,164)	(503,166)	(461,526)	(448,348)
Lease finance	(60,960)	(25,681)	(2,693)	(14,770)	(16,798)
Other	(6,992)	(1,618)	(7,931)	(11,621)	(4,121)

Total Borrowers in Spain	(2,173,734)	(1,236,859)	(731,588)	(1,438,037)	(947,452)
Borrowers outside Spain
Government and official institutions	(43,254)	(213)	—	(3)	—
Commercial and industrial	(7,993,694)	(7,826,967)	(2,807,232)	(3,909,281)	(4,420,972)
Mortgage loans	(444,849)	(393,104)	(1,736)	(265,587)	(270,357)
Other	(257,641)	(337,485)	(1,011,837)	(185,805)	(129,662)

Total Borrowers outside Spain	(8,739,438)	(8,557,769)	(3,820,805)	(4,360,676)	(4,820,991)

Total	(10,913,172)	(9,794,628)	(4,552,393)	(5,798,713)	(5,768,444)

The tables below show a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.
Allowances for Credit Losses

	IFRS - IASB
	As of December 31,
	2010	%	2009	%	2008	%
		(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,498,686	7.59	1,742,508	9.74	1,690,171	13.29
Real estate-construction (*)	2,723,155	13.80	1,896,177	10.59	1,490,138	11.72
Real estate-mortgage	1,329,421	6.73	1,375,447	7.68	1,271,684	10.00
Installment loans to individuals	1,065,189	5.40	1,673,557	9.35	1,182,274	9.29
Lease finance	169,148	0.85	215,785	1.21	112,874	0.89
Other	24,697	0.13	89,344	0.50	201,809	1.59

Total Borrowers in Spain	6,810,296	34.50	6,992,818	39.07	5,948,950	46.77
Borrowers outside Spain:
Government and official institutions	31,190	0.16	19,149	0.11	13,653	0.11
Commercial and industrial	9,810,664	49.70	8,529,010	47.65	4,517,625	35.52
Mortgage loans	1,875,810	9.50	1,555,212	8.69	1,615,112	12.70
Other	1,211,015	6.14	802,443	4.48	624,283	4.91

Total Borrowers outside Spain	12,928,679	65.50	10,905,814	60.93	6,770,673	53.23

Total	19,738,975	100.00	17,898,632	100.00	12,719,623	100.00

(*)
As of December 31, 2010, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €1,890 million.

Allowances for Credit Losses

	IFRS - IASB
	As of June 30,
	2011	%	2010	%
	(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,105,148	5.54	1,749,150	9.26
Real estate-construction (*)	3,170,343	15.89	2,146,325	11.36
Real estate-mortgage	1,286,259	6.45	1,089,098	5.76
Installment loans to individuals	661,176	3.31	1,573,235	8.32
Lease finance	192,632	0.97	188,514	1.00
Other	61,572	0.31	16,474	0.09

Total Borrowers in Spain	6,477,130	32.47	6,762,796	35.79
Borrowers outside Spain
Government and official institutions	12,649	0.06	20,324	0.11
Commercial and industrial	10,367,049	51.97	9,107,493	48.19
Mortgage loans	1,745,568	8.75	1,940,666	10.27
Other	1,346,525	6.75	1,066,356	5.64

Total Borrowers outside Spain	13,471,791	67.53	12,134,839	64.21

Total	19,948,921	100.00	18,897,635	100.00

(*)
As of June 30, 2011, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €2,126 million. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan. For that reason, the June 2010 amount has been modified in order to express it with a sector-based classification criterion.

Impaired Balances
The following table shows our impaired assets and contingent liabilities, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	IFRS - IASB
	At December 31,			At June 30,
Non-performing balances	2010	2009	2008	2011	2010
	(in thousands of euros, except percentages)
Past-due and other non-performing balances (1) (2) (3):
Domestic	12,474,076	10,405,450	6,405,803	13,376,758	11,450,212
International	16,048,290	14,148,174	7,785,010	16,809,191	15,874,365

Total	28,522,366	24,553,624	14,190,813	30,185,949	27,324,577

(1)
We estimate that the total amount of our fully provisioned non-performing balances was €2,877.6 million, €2,996.6 million and €4,843.1 million, at December 31, 2008, 2009 and 2010, respectively and €3,789 million and €5,573.0 million at June 30, 2010 and 2011, respectively. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Charge-off Requirements” in our annual report on Form 20-F for the year ended December 31, 2010.

(2)
Non-performing balances due to country risk were €2.6 million, €7.8 million and €7.9 million at December 31, 2008, 2009 and 2010, respectively €7.8 million and €5.4 million at June 30, 2010 and 2011, respectively.

(3)
We estimate that at December 31, 2008, 2009 and 2010 (i) the total amount of our non-performing past-due balances was €11,773.3 million, €21,269.8 million and €23,650.2 million, respectively, and €23,527.5 million and €26,293.4 million at June 30, 2010 and 2011 respectively, and (ii) the total amount of our other non-performing balances was €2,417.5 million, €3,283.9 million and €4,872.2 million, respectively, and €3,797.1 million and €3,892.6 million and at June 30, 2010 and 2011, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2011 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
Evolution of Impaired Balances
The following table shows the movement in our impaired assets and contingent liabilities (excluding country-risk):

	IFRS-IASB
	Year ended December 31,		Quarter ended
			Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
(in thousands of euros)	2009	2010	2010	2010	2010	2010	2011	2011
Opening balance	14,190,813	24,553,624	24,553,624	25,511,694	27,324,576	27,194,565	28,522,366	28,494,357
Net additions	18,234,330	13,478,368	3,423,414	3,388,930	2,894,984	3,771,040	3,111,600	4,015,007
Increase in scope of consolidation	1,033,001	256,876	—	—	253,868	3,008	185,985	739,368
Exchange differences	890,109	1,146,669	419,574	1,307,477	(1,060,011)	479,629	(558,274)	(31,391)
Write-offs	(9,794,629)	(10,913,171)	(2,884,918)	(2,883,525)	(2,218,852)	(2,925,876)	(2,767,320)	(3,031,392)

Closing balance	24,553,624	28,522,366	25,511,694	27,324,576	27,194,565	28,522,366	28,494,357	30,185,949
Non-performing loan (NPL) balances were €30,186 million at June 30, 2011, a €1,664 million increase as compared to €28,522 million at December 31, 2010. This increase was mainly due to the still weak economic growth in most European countries, which has caused an increase in the Group’s bad and doubtful loans as well as a slower pace of growth in lending. Active management of the portfolio is reflected in an improvement in the risk premium for the whole Group and its main business units, which led to a slower pace of growth in NPLs in the last few quarters.

Impaired Balances Ratios
The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our impaired balances to total computable credit risk and our coverage ratio at the dates indicated:

	IFRS - IASB
	At December 31,			At June 30,
	2010	2009	2008	2011	2010
	(in thousands of euros, except percentages)
Computable credit risk (1)	804,035,990	758,346,873	697,199,713	799,253,022	810,302,875

Non-performing balances by segments:
Individuals	15,605,820	14,589,806	10,113,539	15,802,032	15,454,521
Mortgages	6,303,854	6,110,013	3,238,670	6,513,276	6,699,663
Consumer loans	6,486,893	6,164,477	5,711,326	6,464,095	6,176,792
Credit cards and others	2,815,073	2,315,316	1,163,543	2,824,661	2,578,066
Enterprises	11,320,871	7,811,870	2,860,333	13,058,656	9,925,457
Corporate Banking	1,549,980	2,127,493	1,130,459	1,237,852	1,904,555
Public sector	45,695	24,455	86,481	87,409	40,044

Total non performing balances	28,522,366	24,553,624	14,190,812	30,185,949	27,324,577

Allowances for non-performing balances	20,747,651	18,497,070	12,862,981	20,799,741	19,910,602

Ratios
Non-performing balances to computable credit risk	3.55%	3.24%	2.04%	3.78%	3.37%
Coverage ratio (2)	72.74%	75.33%	90.64%	68.91%	72.87%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing balances as a percentage of non-performing balances.
Grupo Santander’s NPL ratio was 3.78% at the end of June 2011, 23 basis points higher than at the end of December 2010 and 41 basis points higher since June 2010, due in part to the acquisition of BZ WBK and the consolidation of GE’s portfolio in Mexico, which have a NPL ratio higher than the Group’s average ratio of 3.73% (excluding the impact of the acquisitions).
The effort made in provisions in the last few years, meant increasing provisions by almost €8 billion since December 2008, maintaining an NPL coverage ratio of approximately 70%.
The NPL ratio of the Group in Spain was 4.81% at the end of June 2011, well below that of the banking sector, and coverage was 49%. The ratio increased 57 basis points since December 2010. In Spain, more than 85% of the portfolio (including mortgages and companies) has a NPL ratio of 3.1% within this portfolio. The ratio for mortgages for homes is 2.4%, while the remainder of the portfolio (public sector, individual customers and companies without real estate purposes) has a ratio of 3.4%. The NPL ratio for loans to the construction and real estate sector with real estate purposes was 21.3%, reflecting, on the one hand, the larger volume of non-performing loans in this segment and, on the other, the Group’s anticipative policy. This policy is reflected in the fact that of the €5,399 million recorded as doubtful loans, around 50% is up to date with payments. In addition, €4,013 million is recorded as substandard, all of which is also up to date with payments. In other words, more than 70% of non-performing and substandard loans are up to date with payments and provisions and guarantees that we believe adequately cover them (see “Item 4. Information on the Company—B. Business Overview—Classified Assets—Classification Requirements” in our 2010 Form 20-F). Acquisition and foreclosures of homes is one of the mechanisms used in Spain to manage the portfolio efficiently. At the end of June 2011, the net balance of these assets amounted to €5,665 million, with coverage of 32%, in line with the valuations. This coverage is above the Bank of Spain’s minimum requirement.
In Portugal, the NPL ratio was 3.25% on June 30, 2011, an increase of 35 basis points during the last six months, while coverage remained stable at 62% and was 2 percentage points higher than in December 2010.

In June 2011, Santander Consumer Finance reduced its NPL ratio for the fourth consecutive quarter running, to 4.42% (53 basis points below that of December 2010). Coverage was 128%, the same as in December 2010.
In the UK, the NPL ratio was 1.82% in June 2011, 6 basis points higher than in December 2010. Coverage was 41%, slightly below the 46% of December 2010. Of note in the Group’s total lending are residential mortgages in the UK, consisting of operations on properties in the UK that are first mortgages, as there are no second or further loans on the mortgaged properties. The NPL ratio of the residential mortgage portfolio at the end of June 2011 was 1.44% compared to 1.54% a year earlier, reflecting, constant monitoring and control, as well as tough credit policies that included, among other measures, maximum loan-to-value criteria in relation to the properties in guarantee. At the end of the second quarter of 2011, the average LTV of the portfolio was 52%. Another indicator of this portfolio’s performance is the low volume of foreclosed properties, which amounted to €151 million in June 2011 and accounted for only 0.066% of the total mortgage exposure. Efficient management of these cases and the existence of a dynamic market for this type of home, which enables a quick sale, contributed to those results.
Brazil’s NPL ratio was 5.05% in June 2011, very similar to that of December 2010. Coverage remained at over 100%, with no significant changes in the last six months.
The NPL ratio of Latin America (excluding Brazil) was 3.08% overall, affected by the consolidation of GE’s portfolio in Mexico. Excluding the consolidation of GE’s portfolio, the ratio was 2.87%, 20 basis points below December 2010. Coverage was 110%. Excluding the impact of the consolidation of GE’s portfolio, coverage was 114%.
Sovereign Bank’s NPL ratio and coverage improved for the sixth consecutive quarter (3.76% and 85% as of June 30, 2011, respectively). The ratio was 85 basis points lower than in December 2010. Coverage rose 10 percentage points in the last six months.
Other Non-Accruing Balances
We do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country-risk outstandings as both a non-accruing and impaired balance.

	IFRS - IASB
Summary of non-accrual balances	As of December 31,			As of June 30,
	2010	2009	2008	2011	2010
	(in millions of euros)
Balances classified as Non-Performing Balances	28,522.4	24,553.6	14,190.8	30,185.9	27,324.6
Non-Performing Balances due to country-risk	7.9	7.8	2.6	5.4	7.8

Total non-accruing balances	28,530.3	24,561.4	14,193.4	30,191.3	27,332.4
As of December 31, 2008, 2009 and 2010, the amounts of refinanced loans were €648.7 million, €3,829 million and €5,956 million, respectively, and at June 30, 2010 and 2011, €4,124.9 million and €5,487.3, respectively. A definition of refinanced loans and a detailed explanation of the corporate policy of restructurings can be found in our 2010 Form 20-F under “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Part 4. Credit risk—Credit exposure in Spain—Restructuring and Payment Agreements”. The significant increases were directly related to the increase in non-performing loans.

Foreclosed Assets
The table below sets forth the movements in our foreclosed assets for the periods shown.

	IFRS - IASB
	Total Year	Quarterly movements				Total Year	Six Months Ended
	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Dec. 31,	June 30,	June 30,
	2009	2010	2010	2010	2010	2010	2010	2011
	(in thousands of euros, except percentages)
Opening balance	1,309,989	2,715,874	3,043,490	3,395,469	3,780,483	2,715,874	2,715,874	4,046,023
Foreclosures	3,383,892	702,325	823,206	807,868	831,087	3,164,487	1,525,531	1,926,205
Sales	(1,978,007)	(374,709)	(471,227)	(422,853)	(565,547)	(1,834,338)	(845,936)	(921,683)

Gross foreclosed assets	2,715,874	3,043,490	3,395,469	3,780,484	4,046,023	4,046,023	3,395,469	5,050,545
Allowances established	(713,373)	(832,299)	(894,543)	(991,686)	(1,138,454)	(1,138,454)	(894,543)	(1,403,000)

Closing balance (net)	2,002,501	2,211,191	2,500,926	2,788,798	2,907,569	2,907,569	2,500,925	3,647,545
Allowance as a percentage of foreclosed assets	26.27%	27.35%	26.35%	26.23%	28.14%	28.14%	26.35%	27.78%
Additionally, the measures adopted in Spain to achieve more efficient risk management included the acquisition of real estate assets in payment of customer’s debts. At June 30, 2011, the net amount of properties acquired in Spain was €2,799 million (a €157 million decrease as compared to €2,956 million at 2010 year end). The allowance covering the value of these assets was approximately 35%.
Exposure to sovereign counterparties
As of June 30, 2011, our exposure to private and sovereign debt organized by origin of the issuer was as follows:

	Thousands of euros (except percentages)
		Public Sovereign
	Private Debt	Debt	Total	%
Spain	7,819,624	36,651,825	44,471,449	27.23%
United Kingdom	11,218,852	8,006,884	19,225,736	11.77%
Portugal	5,583,641	1,561,120	7,144,761	4.37%
Italy	360,160	1,219,929	1,580,089	0.97%
Ireland	455,816	—	455,816	0.28%
Greece	—	142,551	142,551	0.09%
Other European countries	3,071,994	12,977,063	16,049,057	9.83%
United States	9,298,217	2,294,396	11,592,613	7.10%
Brazil	3,675,280	36,173,950	39,849,230	24.40%
Mexico	806,659	12,806,393	13,613,052	8.33%
Chile	1,027,886	4,160,804	5,188,690	3.18%
Other American countries	1,321,826	1,444,698	2,766,524	1.69%
Rest of the world	296,972	962,024	1,258,996	0.77%

	44,936,927	118,401,637	163,338,564	100.00%

Our exposure to Ireland, Greece, Italy, Portugal and Spain as of June 30, 2011 is further broken down below:

		June 30, 2011
		Millions of euros
				Contingent	CDS (Notional Value)						CDS (Fair Value)
				Liabilities and	Trading			Hedging			Trading			Hedging
Country	Segment	Loans	Debt	Commitments	Bought	Sold	Net	Bought	Sold	Net	Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	12,565	36,652	4,789	—	19	(19)	—	—	—	—	(1)	(1)	—	—	—
	Private	206,520	7,819	65,190	4,470	4,487	(17)	508	172	336	39	(15)	24	(25)	30	5
Portugal	Sovereign	913	1,561	267	189	208	(19)	—	—	—	44	(45)	(1)	—	—	—
	Private	29,266	5,584	9,043	414	463	(49)	13	—	13	69	(74)	(5)	—	—	—
Italy	Sovereign	—	1,220	791	553	607	(54)	—	—	—	7	(11)	(4)	—	—	—
	Private	8,214	360	2,737	1,013	1,041	(28)	55	10	45	33	(32)	1	—	—	—
Greece	Sovereign	—	142	—	200	220	(20)	—	—	—	80	(81)	(1)	—	—	—
	Private	—	—	133	81	66	15	—	—	—	8	(7)	1	—	—	—
Ireland	Sovereign	—	—	—	23	43	(20)	—	—	—	4	(5)	(1)	—	—	—
	Private	14	456	252	16	16	—	—	—	—	—	—	—	—	—	—

Total Sovereign		13,478	39,575	5,847	965	1,097	(132)	—	—	—	135	(143)	(8)	—	—	—

Total Private		244,014	14,219	77,355	5,994	6,073	(79)	576	182	394	149	(128)	21	(25)	30	5

Other than these five countries and the United States, we do not have a significant exposure to other sovereign counterparties whose credit rating was downgraded in the past 12 months.

Item 3
Operating and Financial Review and Prospects
A. Operating results
We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2011. You should read this discussion along with these financial statements, and this discussion is qualified in its entirety by reference to them.
In a number of places in this report, in order to analyze changes in our business from period to period, we have isolated the effects of foreign exchange rates on our results of operations and financial position. In particular, we have isolated the effects of depreciation of local currencies against the euro because we believe that doing so is useful in understanding the development of our business. For these purposes, we calculate the effect of movements in the exchange rates by multiplying the previous period balances in local currencies by the difference between the exchange rate to the euro of the current and the previous period.
General
We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management and insurance businesses.
Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives. We perform it by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.
Another source of income are the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.
In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.
2011 overview
Grupo Santander is conducting its business against a background of a sharper slowdown in the global economy. The weak economic activity figures in the US and in Europe in the second quarter and at the beginning of the third, together with uncertainty over the European sovereign debt crisis, increased risk aversion and eroded consumer and corporate confidence, producing lower than expected growth in the world economy.
US growth remained low (+1.3% quarter-on-quarter annualized in the second quarter after 0.4% in the first). The slowdown was sharper and longer than anticipated and confirms the weak recovery. This weakness is likely to continue, at least during the third quarter, judging by the employment figures and the state of household finances, particularly in the current context of volatility in the financial markets. As a result, and with inflation under control (the underlying rate is close to 1.5%), the Federal Reserve continues to keep its eye on economic activity and remains committed to a soft monetary policy that supports growth.
In Latin America, some monetary policy decisions, and, more recently, exchange rates decisions, seek to counteract this environment of low global growth before it impacts domestic economic activity.
Brazil’s growth eased to growth of 3.1% year-on-year from 4.2% in the first quarter. Despite very high inflation (7.3%) that is above target, the central bank started lowering interest rates with two cuts in its Selic rate (-100 basis points to 11.5% in October 2011). The central bank believes that the deterioration in the international scenario, a tighter fiscal policy and measures to moderate capital inflows will be enough to reduce inflationary tensions. In addition, the interest rate move halted the real’s appreciation (BRL1.86/US$1 at the end of September 2011 compared to BRL1.56/US$1 in June).

Mexico’s growth also slowed in the second quarter (+3.3% year-on-year compared to 4.6% in the first three months) because of lower exports, affected by the US and by reduced domestic demand. In this environment, the economy still maintains a dynamism that will enable it to grow by approximately 3.8% this year, similar to Brazil, according to the International Monetary Fund. Inflation, stable at reasonable levels (3.1% in September 2011), kept official interest rates unchanged (4.5%) and opened up the possibility of cuts in 2012. The peso depreciated in the third quarter and ended September 2011 at MXN 13.8/US$1, a level not seen since the middle of 2008.
Chile’s growth remained strong in the second quarter (+6.8% year-on-year). Stable inflation (3.3% in September 2011) and the deterioration of the external scenario led the central bank to stop raising interest rates at 5.25%. This caused the peso to depreciate to CLP 521/US$1 at the end of September 2011, although the depreciation was less than that of the region’s other principle currencies.
In the euro zone, third quarter indicators continued to point to a deterioration of economic activity following the slowdown in the second quarter (0.6% quarter-on-quarter annualized growth compared to 3.1% in the first three months), a process intensified by the financial tensions resulting from the sovereign debt crisis. The euro depreciated against the dollar (US$1.35/EUR1 at the end of September 2011). This led to a reversal of the interest rate policy of the European Central Bank, which reduced the rate from 1.50% in July 2011 to 1.25% in November 2011. Stable inflation (2.5% in August 2011) and moving towards its target rate of inflation in the coming quarters facilitated the change.
There are significant divergences in growth in the euro zone. The growth of the three countries that have been bailed out has declined, while Italy and Spain are growing but are suffering the effects of the financial contagion. In Germany, after the sharp slowdown (to 0.5% in the second quarter from 5.5% in the first three months), the third quarter indicators continue to point to reasonable expansion.
The Spanish economy also grew more slowly in the second quarter (+0.2% quarter-on-quarter annualized, down from 0.4% in the first three months). External demand is still the engine of growth, particularly exports of services (including tourism), as against domestic demand depressed by the decline in public consumption, weak investment (highlighted by a decrease in construction) and further job losses. All of this moderated inflation (3.1% in September 2011), a trend expected to continue.
The pattern of the slowdown in the UK was similar (+0.7% quarter-on-quarter annualized in the second quarter compared to 1.9% in the first three months), which is expected to continue in the third quarter because of weaker external and domestic demand. With inflation still very high (5.2% in September 2011) and not expected to come down, the Bank of England focused on managing growth risks, keeping the base rate at 0.5% and implementing more quantitative easing. Sterling ended September 2011 stronger against a euro affected by the sovereign debt crisis (EUR 1.15/£1).
Results of operations for Grupo Santander
Summary
The profit attributed to the Parent for the first half of 2011 was €3,500.9 million, a 21.2% or €944.4 million decrease from €4,445.3 for the same period in 2010. This fall was due to the impact of a €620 million net of tax provision related to Payment Protection Insurance (PPI) in the UK (see “Item 4. Legal proceedings — ii. Non-tax-related proceedings”) and to higher tax pressure in the first half of 2011 as compared to the previous year. The Group’s earnings per share were €0.40, down 22.9% from the equivalent 2010 figure.
Before describing the Group’s earnings, in order to facilitate a proper interpretation thereof, the following matters must be taken into account:
•
There is a perimeter impact throughout the income statement from the consolidation of AIG in Poland, the business acquired from SEB in Germany (Santander Retail) and the entry of Bank Zachodni WBK (see “Item 6. Recent events—Acquisitions, Dispositions, Reorganizations and Other recent events—Acquisition of the Polish institution Bank Zachodni WBK”) into Grupo Santander. At the level of revenues and costs, the perimeter had a positive impact of approximately 3 percentage points.

•
Lastly, the comparison of gross income and operating expenses with the first half of 2010 at the Group level and for the UK is minimally affected by the evolution of the average exchange rates against the euro. However, there is a positive impact of 3 percentage points for Latin America and a negative impact of 6 percentage points for Sovereign Bank.

Interest income / (charges)
Interest income / (charges) was €15,152.3 million for the first half of 2011, a 4.5% or €652.8 million increase from €14,499.5 million for the same period in 2010. This growth came as a result of the net impact of several factors. On the one hand, there was a positive effect from the moderate increase in volumes and the improvement in the spreads on loans for the whole Group (from 3.58% to 3.85%). On the other hand, the impact from the lower spreads on deposits was negative. Spreads on deposits decreased due to the strong competition in some markets, the higher cost of wholesale funding and the greater regulatory requirements for liquidity in some countries, mainly the UK.
Average total earning assets were €1,110,992.7 million for the first half of 2011, a 4.6% or €48,665.4 million increase from €1,062,327.4 million for the same period in 2010. This increase was due to an increase of €67,545.1 million in the average balances of our international total earning assets (mainly due to an increase of €34,104.5 million in the average balances of our cash and amounts due from central banks and an increase of €33,671.1 million in the average balances of our international loans and credits) partially offset by a decrease of €18,879.7 million in the average balance of our domestic total earning assets (mainly due to a decrease of €4,236.3 million in the average balances of our cash and amounts due from central banks, a decrease of €6,214.3 million in the average balances of loans and credits and a decrease of €4,904.2 million in the average balances of other interest earning assets, which are mainly derivatives).
The Group’s net lending amounted to €723,969 million, 0.5% less than in June 2010. Eliminating the exchange rate and perimeter effects, however, it was 2% higher.
Broken down by category, lending to the public sector increased 6% year-on-year and lending to other resident sectors dropped 7%. The decrease was more significant in the commercial portfolio and other credits, which declined 12% and 9%, respectively. Lending to the non-resident sector grew 2%, due to the growth in Latin America.
By geographical segment, in Continental Europe, Spain and Portugal’s lending fell at June 30, 2011 by 7% and 12%, respectively, compared to June 2010, due to deleveraging. Santander Consumer Finance’s lending increased 18%, due to organic growth and the integration of Germany and Poland.
In the United Kingdom, the balance of customer loans remained stable compared to June 30, 2010. In local criteria, residential mortgages, in a still depressed market, grew 1% and loans to SMEs 27%, gaining further market share, while personal loans, in line with the policy in the last few years of reducing them, declined 18% year-on-year.
Lending in Latin America increased 18% year-on-year excluding the exchange rate impact, due to organic growth and the consolidation of GE’s mortgage portfolio in Mexico. Loans rose 17% in local currency in Brazil, 15% in Chile and 33% in Mexico (+23% excluding the impact of the portfolio acquired).
Sovereign Bank’s loans rose 4% in dollars, due to the increase in the most attractive mortgage segments (residential and multifamily), which grew 15% year-on-year, and the acquisition in January 2011 of a consumer credit portfolio from GE. Both effects comfortably offset the exit from higher risk segments and from those not considered strategic for the Group.
These changes and the evolution of exchange rates produced a loss of relative share of lending in Spain and an increase in Latin America. At the end of the second quarter, Continental Europe accounted for 46% of the Group’s total lending (31% Spain), the UK for 31%, Latin America for 18% (10% Brazil) and Sovereign Bank for 5%.
Income from equity instruments
Income from equity instruments was €233.6 million for the first half of 2011, a 22.2% or €42.5 million increase from €191.1 million for the same period in 2010. There was no significant variation in our equity instruments’ portfolio.
Income from companies accounted for by the equity method
Income from companies accounted for by the equity method was €10.4 million for the first half of 2011 as compared to €8.0 million for the first half of 2010.

There were no entities accounted for by the equity method which made significant contributions in the first half of 2011 or 2010.
Net fees and commissions
Net fees and commissions were €5,323.5 million for the first half of 2011, a 10.7% or €514.6 million increase from €4,808.9 million for the same period in 2010.
Net fees and commissions for the first half of 2011 and 2010 were as follows:

	Six Months Ended June 30,		Amount	%
	2011	2010	Change	Change
	(in millions of euros, except percentages)
Commissions for services	3,080.2	2,756.3	323.9	11.8%
Credit and debit cards	641.1	550.6	90.5	16.4%
Account management	500.3	486.7	13.6	2.8%
Bill discounting	154.3	147.8	6.5	4.4%
Guarantees and other contingent liabilities	224.9	223.3	1.6	0.7%
Other operations	1,559.6	1,347.9	211.7	15.7%
Mutual and pension funds	622.8	622.4	0.4	0.1%
Securities services	337.8	405.5	(67.7)	(16.7%)
Insurance	1,282.7	1,024.7	258.0	25.2%

Total net fees and commissions	5,323.5	4,808.9	514.6	10.7%

Performance was favorable in net fees from insurance and services. The latter experienced increases in almost all lines (cards, demand deposits, guarantees, etc). On the other hand, fees from securities and custody were lower than in the first half of 2010, and fees from mutual and pension funds virtually remained unchanged. By geographic areas, net fees income increased in Latin America (most significantly in Brazil, Mexico and Chile) and Continental Europe (due to the growth of Santander Consumer Finance), while it decreased in the United Kingdom and Sovereign Bank due to the weak economic environment.
Average balances of mutual funds under management in Spain decreased 14.2% from €33.7 billion in the first half of 2010 to €28.9 billion in the same period of 2011, as a result of customer preference for time deposits and continued deterioration in market conditions. Average balances of mutual funds abroad increased by 9.5% from €76.8 billion in the first half of 2010 to €84.1 billion in the same period of 2011. This increase was mainly due to increased activity in Brazil and the United Kingdom and to a lesser extent in Mexico.
Average balances of pension funds in Spain decreased by 0.7% from €9.7 billion in the first half of 2010 to €9.6 billion in the same period of 2011. Since we sold our pension funds businesses in Latin America, our remaining business abroad is in Portugal where it remained flat in the first half of 2011 as compared to the same period of 2010 (average balances of pension funds in Portugal were €1.3 billion in both periods).
Gains (losses) on financial assets and liabilities and exchange differences
Net gains on financial assets and liabilities and exchange differences were €1,378.8 million for the first half of 2011, a 6.8% or €88.1 million increase from €1,290.7 million for the same period in 2010. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of available for sale financial assets and liquidation of our corresponding hedge or other derivative positions.
The 6.8% increase is the result of the good performance of Corporate Activities (due to the positive impact of exchange-rate hedging compared to losses in 2010), while operating areas declined because of the lower revenues of Global Wholesale Banking, which were very high in the first half of 2010. The relative share of gains on financial transactions in total revenues remained low at 6%.

Other operating income / (expenses)
Net other operating income / (expenses) generated gains of €38.6 million in the first half of 2011 as compared to €75.5 million in the same period in 2010. Under this line item we include income and expenses from insurance activity (mainly premium income and claims paid) and from non-financial services, and other commissions and charges to the Fondo de Garantía de Depósitos.
The €72.7 million increase in insurance activity and income from non-financial services was offset by an €109.6 million decrease in other commissions and charges (mainly due to higher charges to the Fondo de Garantía de Depósitos).
Administrative expenses
Administrative expenses were €8,693.8 million for the first half of 2011, a 10.3% or €811.6 million increase from €7,882.2 million for the same period in 2010.
The efficiency ratio, calculated as administrative expenses plus depreciation and amortization divided by total income, was 44.0% at June 30, 2011 as compared to 42.2% a year earlier. This evolution is mainly attributable to Continental Europe due to the higher ratios of the new incorporations in Santander Consumer Finance and Poland.
Administrative expenses for the first half of 2011 and 2010 were as follows:

	Six Months Ended June 30,		Amount	%
	2011	2010	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	5,071.3	4,499.9	571.4	12.7%
Other administrative expenses	3,622.5	3,382.3	240.2	7.1%
Information technology	452.5	425.3	27.2	6.4%
Communications	333.9	320.1	13.8	4.3%
Advertising	317.2	298.7	18.5	6.2%
Building and premises	810.6	759.3	51.3	6.8%
Office equipment	81.5	88.8	(7.3)	(8.2%)
Taxes (other than income tax)	196.4	180.5	15.9	8.8%
Other expenses	1,430.4	1,309.6	120.8	9.2%

Total administrative expenses	8,693.8	7,882.2	811.6	10.3%

The 10.3% increase in administrative expenses in the first half of 2011 included a 12.7% increase in personnel expenses and a 7.1% increase in other administrative expenses.
In Europe, the large units (Santander Branch Network, Banesto and Portugal) and the UK registered reductions of administrative expenses (worth noting were those of Santander Branch Network and Banesto, which amounted to approximately 1%) while Santander Consumer Finance registered a significant increase mainly due to acquisitions.
The global units (Global Wholesale Banking and Asset Management) registered higher growth in expenses (+6.6%) because of investments in equipment and technology which had the purpose of strengthening the positions attained in key markets and businesses in previous years and developing new initiatives, such as the distribution of fixed income products in Europe.
In Latin America, the increase of approximately 13% is linked to the launch of new commercial projects, the increase in installed capacity, the restructuring of points of attention, particularly in Brazil, and, the revision of collective bargaining agreements in an environment of higher inflation.
Lastly, Sovereign Bank’s administrative expenses increased approximately 2%, reflecting the impact of investments in technology and commercial structure begun in the second half of 2010.

Depreciation and amortization
Depreciation and amortization was €1,037.4 million for the first half of 2011, an 11.7% or €109.0 million increase from €928.4 million for the same period in 2010, mainly due significant increases in Latin America (mostly in Brazil).
Provisions (net)
Net provisions were €1,609.9 million for the first half of 2011, a €857.5 million increase from €752.4 million for the same period in 2010.
This included the impact (net of tax) of the provision of €620 million (£538.1 million) booked by Santander UK related to Payment Protection Insurance (PPI) remediation, in line with what has been done by other British banks. See “Item 4. Legal proceedings — ii. Non-tax-related proceedings.”
Impairment losses (net)
Impairment losses (net) were €4,971.0 million for the first half of 2011, a 2.5% or €126.3 million decrease from €5,097.3 million for the same period in 2010.
Impairment losses are divided in the income statement as follows:

	First half	First half
	2011	2010	Variation	%
	(million of euros)
Impairment losses on financial assets:	4,877.4	5,000.5	(123.1)	(2.5%)
Loans and receivables	4,857.8	4,943.8	(86.0)	(1.7%)
Other financial assets not measured at fair value through profit and loss	19.6	56.7	(37.1)	(65.4%)
Impairment losses on other assets:	93.6	96.8	(3.2)	(3.3%)
Goodwill and other intangible assets	5.1	5.3	(0.2)	(3.8%)
Other assets	88.5	91.5	(3.0)	(3.3%)

Total impairment losses (net)	4,971.0	5,097.3	(126.3)	(2.5%)

The €86.0 million decrease in net impairment losses on loans and receivables for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 reflected a €143.8 million increase in provisions (€5,622.0 million in the first half of 2011 compared to €5,478.2 million in the first half of 2010), a €306.5 million increase in recoveries of loans previously charged-off (€838.4 million in the first half of 2011 compared to €531.9 million in the first half of 2010) and a €76.7 million increase in impairment losses of other assets.
In the first half of 2011 there were significant reductions in provisions in the UK, Latin America (excluding Brazil), Sovereign Bank and Santander Consumer Finance (including the incorporation of new units) as a result of active management of risk and recoveries together with a more favorable economic environment. Brazil’s provisions increased because of the stronger growth in lending.
Our total allowances for credit losses (excluding country-risk) increased by €52.1 million to €20,799.7 million at June 30, 2011, from €20,747.6 million as of December 31, 2010.
Non-performing balances (excluding country-risk) increased by €1,663.5 million to €30,185.9 million as of June 30, 2011, compared to €28,552.4 million as of December 31, 2010. Our coverage ratio was 68.9% as of June 30, 2011, and 72.7% as of December 31, 2010. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios” in our 2010 Form 20-F.

The still weak economic growth in some countries is continuing to produce rises in NPLs, linked to both the increase in the Group’s bad and doubtful loans as well as to the slower pace of growth in lending. This rise was partially offset by active management of the portfolio.
Grupo Santander’s NPL ratio was 3.78% at June 30, 2011, 17 basis points more than at March 30, 2011 and 41 basis points more than June 30, 2010, due in part to the acquisition of BZ WBK and the consolidation of GE’s portfolio in Mexico which have a higher NPL ratio than the Group’s average.
Gains (losses) on disposal of assets not classified as non-current assets held for sale
Net gains on disposal of assets not classified as non-current assets held for sale were €13.2 million for the first half of 2011, a €154.4 million decrease from €167.6 million for the same period in 2010.
Gains (losses) on non-current assets held for sale not classified as discontinued operations
Net losses on disposal of non-current assets held for sale not classified as discontinued operations were €332.7 million for the first half of 2011 as compared to €49.7 million for the same period in 2010. This line item mainly reflects losses on the sale of foreclosed assets.
Income tax
The provision for corporate income tax was €1,523.9 million for the first half of 2011, a 7.7% or €109.4 million increase from €1,414.5 million for the same period in 2010. The effective tax rate was 27.7% for the first half of 2011, and 22.3% for the first half of 2010. The increased tax pressure in the first half of 2011 was mainly due to Brazil and Sovereign Bank and is explained by the higher proportion of our income being derived from our businesses in those countries which have higher tax rates than other countries, principally Spain, in which the Group operates.
Profit from discontinued operations (net)
Loss from discontinued operations was €6.2 million for the first half of 2011 as compared to €13.0 million for the same period in 2010. No significant business was discontinued during the first half of 2011.
Profit attributed to non-controlling interests
Profit attributed to non-controlling interests was €474.7 million for the first half of 2011, a €16.6 million increase from €458.1 million for the same period in 2010.

Results of Operations by Business Areas
For internal information, Grupo Santander maintained in 2011 the general criteria used in 2010 for geographical and business segmentation, with the following exception:
•
The system for calculating the internal transfer rate (ITR) changed. Prior to 2011, Grupo Santander’s management model applied an ITR to each operation on the basis of its maturity, regardless of whether it was an operation for assets or liabilities. During and since the financial and liquidity crisis, the real cost of liquidity has consistently and significantly differed from the reference yield curve. Therefore, the Group decided to revise the system for measuring the spread by changing the ITR applied by the corporate centre to the units. This change makes the model more in line with the requirements of regulators, ensures a better pricing of operations and enables the market to better assess the profitability of businesses.

This change was not significant for the Group and does not materially alter its results.
Had the abovementioned change in the ITR calculation been in effect in 2010, the income statement of the geographic and business segments for the six months ended June 30, 2010 would have been affected as follows:
•
Continental Europe: a decrease of €554 million in Interest income/(charges), €49 million in Net fees and commissions and €602 million in Total income, an increase of €109 million in Administrative expenses and a decrease of €396 million in Operating profit/(loss) before tax and €289 million in Profit attributable to the Parent;

•
United Kingdom: an increase of €160 million in Interest income/(charges), €49 million in Net fees and commissions and €208 million in Total income and a decrease of €109 million in Administrative expenses;

•
Retail Banking: a decrease of €295 million in Interest income/(charges), €272 million in Total income, €273 million in Operating profit/(loss) before tax and €204 million in Profit attributable to the Parent;

•
Global Wholesale Banking: a decrease of €148 million in Interest income/(charges), €171 million in Total income and Operating profit/(loss) before tax and €121 million in Profit attributable to the Parent; and

•	Corporate Activities: an increase of €443 million in Interest income/(charges), Total income and Operating profit/(loss) before tax and of €327 million in Profit attributable to the Parent.
The figures in the income statements below do not reflect these adjustments. However, in order to explain the variations of comparable periods, the explanations below do consider the adjustments when these are significant.

Our results of operations by business areas can be summarized as follows:
First level (geographic):
Continental Europe

	Continental Europe
	Six Months Ended
	June 30,		Variations
	2011	2010	Amount	(%)
	(in millions of euros)
Interest income / (charges)	5,261	5,613	(352)	(6.3%)
Income from equity instruments	172	111	61	55.0%
Income from companies accounted for using the equity method	5	4	1	25.0%
Net fees and commissions	2,098	1,906	192	10.1%
Gains/losses on financial assets and liabilities (net)	236	537	(301)	(56.1%)
Other operating income/(expenses) (net)	69	90	(21)	(23.3%)
Total income	7,841	8,262	(421)	(5.1%)
Administrative expenses	(2,930)	(2,690)	(240)	8.9%
Personnel expenses	(1,836)	(1,684)	(152)	9.0%
Other general administrative expenses	(1,094)	(1,006)	(88)	8.7%
Depreciation and amortization	(304)	(307)	3	(1.0%)
Provisions	(92)	(82)	(10)	12.2%
Impairment losses on financial assets (net)	(1,720)	(1,696)	(24)	1.4%
Impairment losses on other assets (net)	(15)	(22)	7	(31.8%)
Gains/(losses) on other assets	(109)	92	(201)	(218.5%)
Operating profit/(loss) before tax	2,671	3,557	(886)	(24.9%)
Income tax	(716)	(945)	229	(24.2%)
Profit from continuing operations	1,955	2,613	(658)	(25.2%)
Profit /(loss) from discontinued operations (net)	(6)	(3)	(3)	100.0%
Consolidated profit for the year	1,949	2,610	(661)	(25.3%)
Profit attributable to non-controlling interest	75	57	18	31.6%
Profit attributable to the Parent	1,874	2,553	(679)	(26.6%)
In the first half of 2011, Continental Europe contributed 38.0% of the profit attributed to the Group’s operating areas. This result includes the perimeter effect of consolidating Bank Zachodni, AIG’s consumer business in Poland and SEB’s branches in Germany which had a positive impact of around 6 percentage points throughout Continental Europe’s income statement.
In a still weak environment and with low interest rates, the Group’s strategy continued to be defending spreads on loans and deposits. In recent months, loans and deposits reflected lower costs thanks to the strategy followed in the renewal of balances captured in last year’s campaign, where priority was given to improve costs over volumes. Additionally, the Group focused on cost control and risk management, particularly on recoveries.
Interest income / (charges) was €5,261 million for the first half of 2011, a 6.3% or €352 million decrease from €5,613 million for the same period in 2010. After applying the changes in the segmentation criteria to the first half of 2010 for comparison purposes, the variation would have been a 4.0% or €202 million increase from €5,059 million for the first half of 2010. This is mainly due to the consolidation of Bank Zachodni together with the growth of the net interest income of Santander Branch Network and Banesto in recent quarters.
Net fees and commissions were €2,098 million for the first half of 2011, a 10.1% or €192 million increase from €1,906 million for the same period in 2010. This growth is mainly attributable to Santander Consumer Finance due to third-party servicing agreements entered into in the US and to increased activity in key European countries (Germany, Poland and Norway).
Gains / (losses) on financial assets and liabilities were €236 million for the first half of 2011, a 56.1% or €301 million decrease as compared to €537 million for the same period in 2010, due to a negative performance in the debt instruments and equity instruments portfolios, which was more significant in Portugal.

Administrative expenses were €2,930 million for the first half of 2011, a €240 million increase from €2,690 million for the same period of 2010 and depreciation and amortization was €304 million for the first half of 2011, a €3 million decrease from €307 million for the same period of 2010. Operating expenses declined slightly in the Santander Branch Network and Banesto, were flat in Portugal and increased significantly in Santander Consumer Finance (due to an increase in the consolidation perimeter).
Impairment losses on financial assets were €1,720 million for the first half of 2011, a €24 million or 1.4% increase from €1,696 million in the same period of 2010. This moderate increase reflects a further deterioration of the credit portfolio together with a perimeter effect from the acquisition of Bank Zachodni partially offset by the effort made in risk management. As of June 30, 2011, the NPL ratio increased 0.9 percentage points to 4.8% from 3.9% a year earlier, while the coverage ratio was 65% (73% in June 2010). The NPL ratio increase was mainly driven by increases in Spain (Santander Branch Network and Banesto) and Portugal due to the economic environment, while the ratio in Santander Consumer Finance decreased reflecting the improvement in the quality of the portfolio.
Profit attributable to the Parent was €1,874 million for the first half of 2011, a 26.6% or €679 million decrease from €2,553 million for the same period in 2010. Considering the changes in the segmentation criteria, the variation would have been a 17.2% or €390 million decrease from €2,264 million for the first half of 2010. Profit attributed to the Parent in our units in Spain and Portugal decreased due to the weak environment. Santander Consumer Finance’s profit attributed to the Parent increased mainly due to greater activity in the US, Germany and Nordic countries, which led to solid revenues, while retail banking Poland (consolidated as of April 1, 2011) contributed €94 million in the second quarter of 2011.
United Kingdom

	United Kingdom
	Six Months Ended
	June 30,		Variations
	2011	2010	Amount	(%)
	(in millions of euros)
Interest income / (charges)	2,131	2,209	(78)	(3.5%)
Income from equity instruments	—	—	—	n/a
Income from companies accounted for using the equity method	1	—	1	n/a
Net fees and commissions	525	472	53	11.2%
Gains/losses on financial assets and liabilities (net)	287	269	18	6.7%
Other operating income/(expenses) (net)	11	11	—	0.0%
Total income	2,955	2,961	(6)	(0.2%)
Administrative expenses	(1,098)	(1,000)	(98)	9.8%
Personnel expenses	(668)	(605)	(63)	10.4%
Other general administrative expenses	(430)	(395)	(35)	8.9%
Depreciation and amortization	(178)	(145)	(33)	22.8%
Provisions	(925)	(44)	(881)	2,002.3%
Impairment losses on financial assets (net)	(271)	(450)	179	(39.8%)
Impairment losses on other assets (net)	—	—	—	n/a
Gains/(losses) on other assets	—	42	(42)	n/a
Operating profit/(loss) before tax	483	1,364	(881)	(64.6%)
Income tax	(137)	(358)	221	(61.7%)
Profit from continuing operations	346	1,006	(660)	(65.6%)
Profit /(loss) from discontinued operations (net)	—	—	—	n/a
Consolidated profit for the year	346	1,006	(660)	(65.6%)
Profit attributable to non-controlling interest	—	—	—	n/a
Profit attributable to the Parent	346	1,006	(660)	(65.6%)
In the first half of 2011, United Kingdom contributed 7.0% (17.1% in the first half of 2010) of the profit attributed to the Group’s total operating areas. These results were impacted by the provision of €620 million (net of taxes) for PPI remediation.

Interest income / (charges) was €2,131 million for the first half of 2011, a 3.5% or €78 million decrease from €2,209 million for the first half of 2010, reflecting the higher cost of liquid assets. Considering the changes in the segmentation criteria, the variation would have been a 10.0% or €238 million decrease from €2,369 million for the first half of 2010. The total commercial spread was modestly lower in the first half to 1.97%, with higher spreads on loans more than offset by the higher cost of liquidity and funding. Mortgages customers’ reversion to standard variable rates continued, helping to offset the impact of low interest rates. Higher net interest income in SMEs and corporations reflected growth in deposits and loans, with spreads on new loans at historic highs.
Net fees and commissions were €525 million for the first half of 2011, an 11.2% increase from €472 million for the first half of 2010. Considering the changes in the segmentation criteria, the variation would have been a 0.8% increase from €521 million for the first half of 2010, in line with the evolution of the UK economy. The continued change in the mix of sales from structured products to managed customer funds reduced current revenues, but we expect it will produce higher fees in the future.
Gains on financial assets and liabilities were €287 million for the first half of 2011, a 6.7% increase from the first half of 2010.
Administrative expenses (personnel expenses and other general expenses) were €1,098 million for the first half of 2011 as compared to €1,000 million for the same period in 2010. Considering the changes in the segmentation criteria, the variation would have been a 1% decrease as compared to €1,109 million for the first half of 2010. This decrease reflected reduction in costs driven by synergies following the integration of Abbey, Alliance & Leicester and Bradford & Bingley integration. In addition, the Corporate Banking non-core businesses reported lower costs as a result of activity being reduced. These decreases were partially offset by ongoing investment in growth initiatives relating to new products, markets and customer segments. In Retail this included increased headcount costs relating to customer service initiatives, in Corporate investment in the Corporate Business Centre network, and in Global Banking & Markets extending product capability for customers.
Depreciation and amortization increased by €33 million to €178 million in the first half of 2011 from €145 million in the same period in 2010.
Provisions increased by €881 million to €925 million in the first half of 2011 from €44 million in the same period in 2010 which was mainly due to the provision of €842 million for PPI remediation (€620 million after taxes).
Impairment losses on financial assets were €271 million for the first half of 2011, a 39.8% or €179 million decrease from €450 million for the same period in 2010 due to the improved evolution of retail products. The NPL ratio continued to evolve better than expected and declined slightly to 1.82% (0.02 percentage points less than in June 2010). This better performance was seen across retail products, particularly mortgages and personal loans, although there was a slight deterioration in the second quarter in corporate loans. The stock of properties in possession remained very low (0.06% of the total portfolio, similar to the percentage at the end of 2010). In general, the trends were better than the sector’s, according to the Council of Mortgage Lenders (CML). NPL coverage was 41% in June 30, 2011, in line with the figure recorded a year earlier.
Profit attributable to the Parent was €346 million for the first half of 2011, a €660 million decrease from €1,006 million for the same period in 2010. These results were impacted by the provision of €620 million for PPI remediation. Excluding this provision, Santander UK’s attributable profit still decreased 4.0% in the first half of 2011 as compared to the same period of 2010, largely due to higher costs from regulatory liquidity requirements (negative impact of £195 million more than in 2010).

Latin America

	Latin America
	Six Months Ended
	June 30,		Variations
	2011	2010	Amount	(%)
	(in millions of euros)
Interest income / (charges)	8,042	7,116	926	13.0%
Income from equity instruments	40	49	(9)	(18.4%)
Income from companies accounted for using the equity method	3	6	(3)	(50.0%)
Net fees and commissions	2,519	2,235	284	12.7%
Gains/losses on financial assets and liabilities (net)	709	620	89	14.4%
Other operating income/(expenses) (net)	(85)	(54)	(31)	57.4%
Total income	11,228	9,972	1,256	12.6%
Administrative expenses	(3,864)	(3,434)	(430)	12.5%
Personnel expenses	(2,178)	(1,854)	(324)	17.5%
Other general administrative expenses	(1,686)	(1,581)	(105)	6.6%
Depreciation and amortization	(440)	(359)	(81)	22.6%
Provisions	(495)	(507)	12	(2.4%)
Impairment losses on financial assets (net)	(2,725)	(2,484)	(241)	9.7%
Impairment losses on other assets (net)	(16)	(7)	(9)	128.6%
Gains/(losses) on other assets	5	62	(57)	(91.9%)
Operating profit/(loss) before tax	3,693	3,242	451	13.9%
Income tax	(840)	(680)	(160)	23.5%
Profit from continuing operations	2,853	2,563	290	11.3%
Profit /(loss) from discontinued operations (net)	—	—	—	—
Consolidated profit for the year	2,853	2,563	290	11.3%
Profit attributable to non-controlling interest	396	403	(7)	(1.7%)
Profit attributable to the Parent	2,457	2,160	297	13.8%
In the first half of 2011, Latin America contributed 49.8% of the profit attributed to Group’s total operating areas.
Growth continued to be strong with the forecast for 2011 close to 5% due to domestic demand growing at rates higher than GDP and driven by private consumption and investment.
The evolution of results in euros is affected by average exchange rates. In general terms, and except for the Argentine peso, Latin American currencies appreciated against the dollar, while the dollar, the reference currency in the region, depreciated 6% against the euro. In average terms, the Brazilian real strengthened against the euro from 2.38 to 2.29, the Mexican peso from 16.75 to 16.68 and the Chilean peso from 695 to 667. Overall, the favorable impact from the conversion of the results to euros is about 3 percentage points in revenues, costs and profit.
Interest income / (charges) were €8,042 million for the first half of 2011, a 13.0% or €926 million increase from €7,116 million for the same period in 2010. This increase was due to the favorable economic environment that allowed strong growth in lending and savings and focusing on managing spreads and optimizing the mix of products and segments. Of note was the growth in Brazil spurred by larger volumes.
Net fees and commissions were €2,519 million for the first half of 2011, a 12.7% or €284 million increase from €2,235 million for the same period in 2010 driven by fees from insurance activity, cards and mutual funds while those from foreign trade and management of accounts were lower.
Gains / (losses) on financial assets and liabilities were €709 million for the first half of 2011, a 14.4% increase from €620 million for the same period in 2010 with double digit growth in the three main areas (Brazil, Mexico and Chile).
Administrative expenses were €3,864 million for the first half of 2011, a 12.5% or €430 million increase from €3,434 million for the same period in 2010. This growth was mainly due to new business projects, expanding the installed capacity, restructuring the points of attention and renegotiating charges and collective bargaining agreements.

Depreciation and amortization increased by €81 million to €440 million in the first half of 2011 from €359 million in the same period in 2010.
Provisions decreased by €12 million to €495 million in the first half of 2011 from €507 million in the same period in 2010.
Impairment losses on financial assets were €2,725 million for the first half of 2011, a 9.7% or €241 million increase from €2,484 million for the same period in 2010. The better macroeconomic environment and outlook, together with active risk management and a notable improvement in risk premiums, is beginning to be reflected in impairment losses. The NPL ratio was 4.20% and was impacted by the consolidation of the GE portfolio in Mexico. Excluding such impact, the NPL ratio was 4.12% (4.13% in June 2010) and coverage 105%.
Profit attributable to the Parent was €2,457 million for the first half of 2011, a 13.8% or €297 million increase from €2,160 million for the same period in 2010. By segment, Retail Banking’s attributable profit rose 18.2%, Asset Management and Insurance’s 16.8% and Global Wholesale Banking’s remained virtually unchanged.
Sovereign Bank

	Sovereign Bank
	Six Months Ended
	June 30,		Variations
	2011	2010	Amount	(%)
	(in millions of euros)
Interest income / (charges)	843	869	(26)	(3.0%)
Income from equity instruments	—	—	—	n/a
Income from companies accounted for using the equity method	—	—	—	n/a
Net fees and commissions	189	207	(18)	(8.7%)
Gains/losses on financial assets and liabilities (net)	63	(7)	70	n/a
Other operating income/(expenses) (net)	(31)	(34)	3	(8.8%)
Total income	1,064	1,036	28	2.7%
Administrative expenses	(411)	(403)	(8)	2.0%
Personnel expenses	(231)	(223)	(8)	3.6%
Other general administrative expenses	(180)	(179)	(1)	0.6%
Depreciation and amortization	(53)	(53)	—	0.0%
Provisions	(42)	(12)	(30)	250.0%
Impairment losses on financial assets (net)	(179)	(307)	128	(41.7%)
Impairment losses on other assets (net)	(8)	(9)	1	(11.1%)
Gains/(losses) on other assets	—	(2)	2	n/a
Operating profit/(loss) before tax	371	251	120	47.8%
Income tax	(115)	(79)	(36)	45.6%
Profit from continuing operations	256	172	84	48.8%
Profit /(loss) from discontinued operations (net)	—	—	—	n/a
Consolidated profit for the year	256	172	84	48.8%
Profit attributable to non-controlling interest	—	—	—	n/a
Profit attributable to the Parent	256	172	84	48.8%
In the first half of 2011, Sovereign Bank contributed 5.2% of the profit attributed to Group’s total operating areas.
Sovereign Bank conducted its business in an environment of slower GDP growth than in 2010, with a weak housing sector, an unemployment rate close to its recent historic high and very low interest rates.
Interest income/(charges) was €843 million for the first half of 2011, a 3.0% or €26 million decrease from €869 million for the same period in 2010. This decrease reflects lower lending volumes which were partially offset by management of pricing in loans, lower costs of deposits and ALCO management.
Net fees and commissions were €189 million for the first half of 2011, an 8.7% or €18 million decrease from €207 million for the same period in 2010.

Administrative expenses were €411 million for the first half of 2011, a 2.0% or €8 million increase from €403 million for the same period in 2010, reflecting the impact of investments in technology and the increase in commercial structures begun in the second half of 2010. Costs were basically flat in the last three quarters.
Impairment losses on financial assets were €179 million for the first half of 2011, a 41.7% or €128 million decrease from €307 million for the same period in 2010 due to containment of NPLs and the recovery capacity during the credit cycle. This is reflected in a better than expected evolution in credit quality. As of June 30, 2011, the NPL ratio was 3.8% (5.1% in June 2010) and the coverage ratio was 85% (67% in June 2010).
Profit attributable to the Parent was €256 million for the first half of 2011, a €84 million increase from €172 million for the same period in 2010 driven by higher recurring revenues and lower non-performing loans due to active credit risk management.
Corporate Activities

	Corporate Activities
	Six Months Ended
	June 30,		Variations
	2011	2010	Amount	(%)
	(in millions of euros)
Interest income / (charges)	(1,125)	(1,308)	183	14.0%
Income from equity instruments	21	30	(9)	(30.0%)
Income from companies accounted for using the equity method	2	(2)	4	n/a
Net fees and commissions	(8)	(12)	4	33.3%
Gains/losses on financial assets and liabilities (net)	85	(129)	214	n/a
Other operating income/(expenses) (net)	75	63	12	19.0%
Total income	(950)	(1,358)	408	30.0%
Administrative expenses	(391)	(355)	(36)	10.1%
Personnel expenses	(158)	(134)	(24)	17.9%
Other general administrative expenses	(233)	(222)	(11)	5.0%
Depreciation and amortization	(61)	(64)	3	(4.7%)
Provisions	(57)	(108)	51	(47.2%)
Impairment losses on financial assets (net)	17	(64)	81	n/a
Impairment losses on other assets (net)	(55)	(59)	4	(6.8%)
Gains/(losses) on other assets	(217)	(76)	(141)	185.5%
Operating profit/(loss) before tax	(1,714)	(2,084)	370	17.8%
Income tax	285	647	(362)	(56.0%)
Profit from continuing operations	(1,429)	(1,437)	8	0.6%
Profit /(loss) from discontinued operations (net)	—	(10)	10	n/a
Consolidated profit for the year	(1,429)	(1,447)	18	1.2%
Profit attributable to non-controlling interest	4	(1)	5	n/a
Profit attributable to the Parent	(1,433)	(1,446)	13	0.9%
This area covers a series of centralized activities and acts as the Group’s holding. It manages the capital and reserves allocations of capital and liquidity with the rest of business.
Interest income / (charges) were a loss of €1,125 million for the first half of 2011, a 14.0% or €183 million increase from a loss of €1,308 million for the same period in 2010. Considering the changes in the segmentation criteria, the variation would have been a 30.1% or €260 million decrease from a loss of €865 million for the same period in 2010. This variation was largely due to the higher cost of credit of issues in wholesale markets. This increased cost was also reflected in the financing of the goodwill of the Group’s investments, which by definition is negative, but also raised the cost of their financing proportionately.
Income from equity instruments dropped from €30 million in the first half of 2010 to €21 million in the first half of 2011.
Income from companies accounted for by the equity method was €2 million for the first half of 2011, a €4 million increase from a loss €2 million for the same period in 2010.

Gains / (losses) on financial assets and liabilities were €85 million for the first half of 2011, a €214 million increase from a loss of €129 million for the same period in 2010. These gains, which include those from centralized management of interest rate and currency risk of the parent bank as well as from equities, increased due to the positive impact of exchange-rate hedging compared to the loss of the first half of 2010 (negative impact of hedging of exchange rates).
Administrative expenses were €391 million for the first half of 2011, a €36 million increase from €355 million for the same period in 2010 due to higher rentals and the costs of managing foreclosed properties.
Depreciation and amortization costs were €61 million for the first half of 2011, a €3 million decrease from €64 million for the same period in 2010.
Provisions were €57 million for the first half of 2011, a €51 million decrease from €108 million for the same period in 2010.
Impairment losses on financial assets reflect a release of €17 million for the first half of 2011, a €81 million decrease from allowances of €64 million for the same period in 2010 which were due to writedowns of centralized positions not repeated in 2011.
Gains / (losses) on other assets were a loss of €217 million for the first half of 2011, a €141 million decrease from a loss of €76 million for the same period in 2010, mainly due to the writedown of foreclosed assets (properties and land).
Profit attributable to the Parent was a loss of €1,433 million for the first half of 2011, as compared to a loss of €1,446 million in the first half of 2010. Considering the changes in the segmentation criteria, the variation would have been a €314 million decrease from a loss of €1,119 million in the first half of 2010. This area’s results were more negative than in the first half of 2011 because of lower recovery of taxes in addition to the mentioned decrease of net interest income.

Second level (business):
Retail Banking

	Retail Banking
	Six Months Ended
	June 30,		Variations
	2011	2010	Amount	(%)
	(in millions of euros)
Interest income / (charges)	14,926	14,392	534	3.7%
Income from equity instruments	69	61	8	13.1%
Income from companies accounted for using the equity method	9	10	(1)	(10.0%)
Net fees and commissions	4,487	3,980	507	12.7%
Gains/losses on financial assets and liabilities (net)	753	602	151	25.1%
Other operating income/(expenses) (net)	(284)	(171)	(113)	66.1%
Total income	19,960	18,875	1,085	5.7%
Administrative expenses	(7,407)	(6,743)	(664)	9.8%
Personnel expenses	(4,342)	(3,859)	(483)	12.5%
Other general administrative expenses	(3,065)	(2,885)	(180)	6.2%
Depreciation and amortization	(888)	(782)	(106)	13.6%
Provisions	(1,538)	(608)	(930)	153.0%
Impairment losses on financial assets (net)	(4,806)	(4,960)	154	(3.1%)
Impairment losses on other assets (net)	(29)	(32)	3	(9.4%)
Gains/(losses) on other assets	(102)	188	(290)	n/a
Operating profit/(loss) before tax	5,190	5,938	(748)	(12.6%)
Income tax	(1,246)	(1,394)	148	(10.6%)
Profit from continuing operations	3,944	4,544	(600)	(13.2%)
Profit /(loss) from discontinued operations (net)	(6)	(3)	(3)	100.0%
Consolidated profit for the year	3,938	4,541	(603)	(13.3%)
Profit attributable to non-controlling interest	330	300	30	10.0%
Profit attributable to the Parent	3,608	4,241	(633)	(14.9%)
The Group’s Retail Banking segment generated in the first half of 2010 73.1% of the profit attributed to Group’s total operating areas.
Results were positively impacted by the perimeter effect (consolidation of AIG in consumer business in Poland in the third quarter of 2010, SEB in Germany since February 2011 and the Polish Bank Zachodni WBK since April 2011). The impact was three percentage points on revenues and costs. The evolution of exchange rates during the period had almost no impact.
Interest income / (charges) was €14,926 million for the first half of 2011, a 3.7% or €534 million increase from €14,392 million for the same period in 2010, driven by moderate business growth and improved spreads. Considering the changes in the segmentation criteria, the variation would have been a 5.9% or €829 million increase from €14,097 million for the first half of 2010.
Net fees and commissions were €4,487 million for the first half of 2011, a 12.7% or €507 million increase from €3,980 million for the same period in 2010 confirming the recovery of the last quarters.
Gains / (losses) on financial assets and liabilities were €753 million for the first half of 2011, a 25.1% or €151 million increase from €602 million for the same period in 2010.
Administrative expenses were €7,407 million for the first half of 2011, a 9.8% or €664 million increase from €6,743 million for the same period in 2010 due to the launch of new commercial projects and the increase in installed capacity.
Depreciation and amortization costs were €888 million for the first half of 2011, a €106 million increase from €782 million for the same period in 2010.

Provisions were €1,538 million for the first half of 2011, a €930 million increase from €608 million for the same period in 2010 due to the €620 million provision after taxes for PPI remediation booked in UK.
Impairment losses on financial assets (net) were €4,806 million for the first half of 2011, a 3.1% or €154 million decrease from €4,960 million for the same period in 2010. This reflected the efforts made in previous years to improve risk management in the Group’s units.
Profit attributable to the Parent was €3,608 million for the first half of 2011, a 14.9% or €633 million decrease from €4,241 million for the same period in 2010 reflecting the impact of the provision for PPI remediation and the higher costs partially offset by the increase in net interest income and the lower impairment losses on loans. Considering the changes in the segmentation criteria, the variation would have been a 10.6% or €429 million decrease from €4,037 million for the first half of 2010.
The performance by geographic areas reflects the varying economic environments, with lower growth in developed economies and a better macroeconomic environment in emerging countries.
Despite the favorable impact of new incorporations to the Group and the improving trend in banking revenues, Retail Banking in Continental Europe was still the most affected by the economic environment. Furthermore, provisions rose and led to a 10.3% decrease in attributable profit.
Excluding the impact of the provision for PPI remediation, attributable profit in the UK was 0.6% higher than in the first half of 2010 in sterling (+0.7% in euros), as it was hit by the negative impact of new regulatory liquidity requirements, which were offset by flat costs and lower needs for provisions.
Retail banking revenues and costs continued to grow in Latin America due to business development. Attributable profit, after loan provisions, other impairment losses and a higher tax charge, increased 18.2% year-on-year.
Global Private Banking includes institutions that specialize in financial advisory and asset management for high-income clients (Banco Banif in Spain, Santander Private Banking in the UK, Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks. Attributable profit was €144 million, 3.3% more year-on-year, a change of trend over the first quarter of 2011 and fiscal year 2010. This was largely due to the rise in net interest income and fee income and controlled costs which offset the higher provisions. The best performance came from Latin America, both from domestic private banks (especially Brazil and Chile) and International Private Banking. Of note in Europe was the increase in fee income in Spain and Italy, the result of the growth in volumes and the better product mix (discretionary management portfolios) and the lower net interest income from the higher cost of funds.

Global Wholesale Banking

	Global Wholesale Banking
	Six Months Ended
	June 30,		Variations
	2011	2010	Amount	(%)
	(in millions of euros)
Interest income / (charges)	1,207	1,326	(119)	(9.0%)
Income from equity instruments	143	100	43	43.0%
Income from companies accounted for using the equity method	—	—	—	—
Net fees and commissions	656	631	25	4.0%
Gains/losses on financial assets and liabilities (net)	532	798	(266)	(33.3%)
Other operating income/(expenses) (net)	—	(17)	17	n/a
Total income	2,538	2,838	(300)	(10.6%)
Administrative expenses	(742)	(646)	(96)	14.9%
Personnel expenses	(486)	(428)	(58)	13.6%
Other general administrative expenses	(256)	(217)	(39)	18.0%
Depreciation and amortization	(70)	(66)	(4)	6.1%
Provisions	(5)	(28)	23	(82.1%)
Impairment losses on financial assets (net)	(90)	24	(114)	n/a
Impairment losses on other assets (net)	(10)	(5)	(5)	100.0%
Gains/(losses) on other assets	—	5	(5)	n/a
Operating profit/(loss) before tax	1,621	2,121	(500)	(23.6%)
Income tax	(425)	(570)	145	(25.4%)
Profit from continuing operations	1,196	1,551	(355)	(22.9%)
Profit /(loss) from discontinued operations (net)	—	—	—	—
Consolidated profit for the year	1,196	1,551	(355)	(22.9%)
Profit attributable to non-controlling interest	114	130	(16)	(12.3%)
Profit attributable to the Parent	1,082	1,421	(339)	(23.9%)
The Global Wholesale Banking segment generated 21.9% of the operating areas’ total profit attributable to the Group in the first half of 2011. In 2011, Santander Global Banking & Markets continued to maintain the main drivers of its business model: focus on the client, integral focus of business (global reach and interconnection with local units), rigorous management of risk and profitable use of capital and liquidity.
Interest income / (charges) were €1,207 million for the first half of 2011, a 9.0% or €119 million decrease from €1,326 million for the same period in 2010. Considering the changes in the segmentation criteria, the variation would have been a 2.5% or €29 million increase from €1,178 million for the first half of 2010 reflecting increased corporate activity partially offset by the higher cost of the wholesale funding.
Net fees and commissions were €656 million for the first half of 2011, a 4.0% or €25 million increase from €631 million for the same period in 2010 as a result of the disintermediation processes in some countries.
Gains / (losses) on financial assets and liabilities decreased by 33.3% to €532 million in the first half of 2011 from €798 million for the same period in 2010 affected by the weakness and tensions in markets, particularly in Europe.
Administrative expenses were €742 million for the first half of 2011, a 14.9% or €96 million increase from €646 million for the same period in 2010. In order to attain leadership positions in our core markets, by consolidating or increasing market shares already reached, the area made further investments in the first half of 2011 in equipment and technology.
Impairment losses on financial assets were €90 million for the first half of 2011 as compared to a release of €24 million for the same period in 2010.

Profit attributable to non-controlling interests was €114 million for the first half of 2011, a €16 million decrease as compared to €130 million for the same period in 2010.
Profit attributable to the Parent was €1,082 million for the first half of 2011, a 23.9% or €339 million decrease from €1,421 million for the same period in 2010. Considering the changes in the segmentation criteria, the variation would have been a 16.8% or €218 million decrease from €1,300 million for the first half of 2010 affected by tensions in markets and higher costs and provisions.
The results were supported by strong and diversified client revenues (86% of total income and notably stable quarter-on-quarter). Client revenues in the first half were 4.5% lower than in the same period of 2010, when they were particularly high because of certain operations and the positive impact of high volatility in Europe. These revenues were 2.2% more than in the second half of 2010.
Additionally, the results were conditioned by a stable generation in Latin America (+1%), despite the greater pressures of disintermediation, and strong rise from a low base at Sovereign Bank, which is progressing toward reaching its natural share of corporate business and by greater weakness in Europe, particularly Spain (-13%) and the UK (-15%), hit by tensions and falls in markets in the second quarter.
Asset Management and Insurance

	Asset Management and Insurance
	Six Months Ended
	June 30,		Variations
	2011	2010	Amount	(%)
	(in millions of euros)
Interest income / (charges)	144	90	54	60.0%
Income from equity instruments	—	—	—	—
Income from companies accounted for using the equity method	—	—	—	—
Net fees and commissions	189	209	(20)	(9.6%)
Gains/losses on financial assets and liabilities (net)	9	19	(10)	(52.6%)
Other operating income/(expenses) (net)	248	200	48	24.0%
Total income	590	519	71	13.7%
Administrative expenses	(154)	(138)	(16)	11.6%
Personnel expenses	(86)	(79)	(7)	8.9%
Other general administrative expenses	(68)	(59)	(9)	15.3%
Depreciation and amortization	(18)	(16)	(2)	12.5%
Provisions	(10)	(8)	(2)	25.0%
Impairment losses on financial assets (net)	—	(1)	1	(100.0%)
Impairment losses on other assets (net)	—	—	—	—
Gains/(losses) on other assets	—	—	—	—
Operating profit/(loss) before tax	408	356	52	14.6%
Income tax	(138)	(97)	(41)	42.3%
Profit from continuing operations	270	258	12	4.7%
Profit /(loss) from discontinued operations (net)	—	—	—	—
Consolidated profit for the year	270	258	12	4.7%
Profit attributable to non-controlling interest	27	30	(3)	(10.0%)
Profit attributable to the Parent	243	229	14	6.1%
In the first half of 2011, this segment generated 4.9% of the operating areas’ total attributable profit. The increased income from a better mix of mutual and pension funds was partially offset by the slowdown in volume.
Interest income for the first half of 2011 was €144 million, a 60.0% or €54 million increase from €90 million for the same period in 2010.
Net fees and commissions for the first half of 2011 decreased by 9.6% to €189 million from €209 million for the same period in 2010.

Total income for the first half of 2011 was €590 million, a €71 million increase as compared to €519 million for the first half of 2010 spurred by revenues from insurance and also the recovery in fee income from mutual funds following falls in previous quarters.
Administrative expenses were €154 million for the first half of 2011, an 11.6% increase from €138 million for the same period in 2010, reflecting the area’s effort to adapt its structures investing in key strategic projects for business development.
Profit attributable to the Parent was €243 million for the first half of 2011, a 6.1% or €14 million increase of from €229 million for the same period in 2010 driven largely by income from the insurance business and the stabilization of fees and commissions from investment funds partially offset by the increase in costs and a higher average tax rate.
Santander Asset Management generated profit attributable to the Parent of €40 million for the first half of 2011, 6.1% less than the first half of 2010. Basic revenues were marginally higher, but there were also higher costs from investments.
The total revenues from mutual and pension funds, before distribution to the networks, amounted to €637 million for the first half of 2011 (+1.3% year-on-year) and their total contribution was €545 million (+0.3%).
Volumes varied in the first half of 2011. They were weak in developed countries such as in Spain and Portugal because of the strong preference for deposits and liquidity. They were stronger in Latin America and the UK. Total managed assets stood at €123 billion (-1% compared to June 2010) after the consolidation of BZ WBK with €2.4 billion of assets.
Santander Insurance generated profit attributable to the Parent in the first half of 2011 of €203 million, 9.0% more than in the same period of 2010. Higher revenues from the basic activities offset the bigger investment effort.
Insurance business generated for the Group total revenues (including fee income paid to the commercial networks) of €1,666 million (+25.8% year-on-year). The total contribution to profits (income before taxes of insurers and brokers plus fee income received by the networks) increased 26.7% to €1,569 million.
The total volume of premium income increased 38% year-on-year due to the good evolution of insurance related to asset products such as credits (+25%), which joined the recovery in savings insurance whose premium income rose 49% after falls in 2010.
Financial Condition
Assets and Liabilities
Our total assets were €1,231,907.7 million at June 30, 2011, a 1.2% or €14,407.0 million increase from total assets of €1,217,500.7 million at December 31, 2010. Our gross loans and advances to customers (which include corporate clients, individual clients and government and public entities) remained flat at €743,873.5 million as of June 30, 2011, as compared to €743,850.9 million as of December 31, 2010. Lending to the public sector increased 6% year-on-year and lending to other resident sectors dropped 7%. The fall was more significant in the commercial portfolio and other credits, which declined 12% and 9%, respectively. Lending to the non-resident sector grew 2%, due to the growth in Latin America.
Customer deposits, which are basically deposits from clients and securities sold to clients under agreements to repurchase them, increased by 1.3% from €616,375.8 million at December 31, 2010, to €624,413.8 million at June 30, 2011. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, decreased by 1.7% from €145,546.7 million at December 31, 2010, to €143,004.3 million at June 30, 2011.
We also give strategic importance to maintain a strong presence in institutional investor markets. Various units issued in the first half of 2011 €18,285 million, €12,983 million and €196 million of senior debt, mortgage-backed securities and subordinated debt, respectively.
With respect to securitizations, the Group’s subsidiaries issued a total of €15,156 million during the first half of 2011.

Issues of senior debt, mortgage-backed securities and subordinated debt that matured in the first half had countervalues of €12,127 million, €4,700 million and €4,005 million, respectively.
This capturing of stable funds, via deposits and issues, combined with the trend of reduced growth in lending, enabled the loan-to-deposit ratio to continue to improve to 116% from 117% at the end of 2010 and 135% at the end of 2009. The ratio of deposits plus medium and long-term funding to the Group’s loans increased to 117% from 115% in December 2010 (106% at the end of 2009), underscoring the improved funding of the Group’s lending.
Total goodwill was €26,527 million at the end of June 2011, €1,182 million more than a year earlier because of the net impact of the acquisitions of BZ WBK and the evolution of exchange rates.
Capital
Stockholders’ equity, net of treasury stock, at June 30, 2011 was €73,532.1 million, a decrease of €1,486.2 million or 2.0% from €75,018.3 million at December 31, 2010. The increase in reserves is offset by higher negative valuation adjustments during the first half of 2011.
With respect to capital ratios, Grupo Santander’s eligible stockholders’ equity was €64,877 million at June 30, 2011 (€19,117 million surplus over the minimum required by the Bank of Spain). In accordance with the criteria of the Bank for International Settlements (BIS II), at June 30, 2011, the BIS II ratio was 13.1%, Tier I 10.4% and core capital 9.2% (as compared to 13.1%, 10.0% and 8.8%, respectively, at December 31, 2010).
After the announcement made by the European Banking Authorities (EBA) regarding the new capital requirements of a temporary and extraordinary nature applicable to financial institutions, the capital ratios required for Grupo Santander in the following years are expected to be more conservative (see “Item 6. Recent events—Acquisitions, Dispositions, Reorganizations and Other Recent Events—New capital requirements”).
B. Liquidity and capital resources
Management of liquidity
For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk —Procedures for Measuring and Managing Market Risk”.
Sources of funding
As a financial group, a principal source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we seek to complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow. The increased levels of volatility currently experienced by the global funding markets and heightened investor concerns about the macroeconomic situation in Europe may have made funding from most wholesale programs currently impracticable. However, we expect that the retail deposit nature of our funding mix will soften reductions in this complementary liquidity raised from wholesale sources.
At June 30, 2011, we had outstanding €202.5 billion of senior debt, of which €102.9 billion were mortgage bonds and €9.1 billion were promissory notes. Additionally, we had €25.8 billion in outstanding subordinated debt (which includes €6.8 billion preferred securities and €0.4 billion in preferred shares).

The following table shows the average balances for the first six months of 2011 and 2010 of our principal sources of funds:

	June 30,
	2011	2010
	(in thousands of euros)
Due to credit entities	146,814,021	136,498,011
Customer deposits	613,513,089	540,264,934
Marketable debt securities	195,340,315	210,985,401
Subordinated debt	27,785,989	35,261,462

Total	983,453,414	923,009,808
The average maturity of our outstanding debt as of June 30, 2011 was the following:

• Senior debt	3.0 years
• Mortgage debt	12.7 years
• Dated subordinated debt	8.2 years
The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of debt financing, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength

Moody’s	Aa3	P1	B-
Standard & Poor’s	AA-	A1+
Fitch Ratings	AA-	F1+	A/B
DBRS	AA	R1 (high)
The Group’s long-term debt is currently rated investment grade by the major rating agencies (Aa3 by Moody’s Investors Service España, S.A. and AA- by each of Standard & Poor’s Ratings Services and Fitch Ratings Ltd.) with negative outlook due to the difficult economic environment in Spain. All three agencies downgraded the Group’s rating in October 2011 together with that of the main Spanish banks, due to the tougher-than-previously-anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets.
Our total customer deposits, excluding assets sold under repurchase agreements, totaled €570.1 billion at June 30, 2011. Loans and advances to customers (gross) totaled €743.9 billion at the same date.
We remain well-placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.
We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.
We are a European, Latin American and North American financial group. Although at this moment we are not aware of any material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
As of June 30, 2011 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.

C. Research and development, patents and licenses, etc.
We do not currently conduct any significant research and development activities.
D. Trend information
The global financial services sector is likely to remain competitive with a large number of financial service providers and alternative distribution channels. Additionally, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as other major banks look to increase their market share, combine with complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets.
The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Group or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:
•
a continued downturn in the Spanish and the United Kingdom real estate markets, and a corresponding increase in mortgage defaults, which could impact our NPL and decrease consumer confidence and disposable income;

•
uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries and Latin America, and the impact they may have over the yield curve and exchange rates;

•	the resulting effect of the global economic slowdown on Europe and the US and fluctuations in local interest and exchange rates;
•	continued changes in the macroeconomic environment, such as sustained unemployment above historical levels, could further deteriorate the quality of our customers’ credit;
•
increases in our cost of funding, partially as a result of the fragility of the Spanish, Portuguese, Irish and Greek economies, could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

•	the effects of withdrawal of significant monetary and fiscal stimulus programs and uncertainty over government responses to growing public deficits;
•	continued instability and volatility in the financial markets;
•	a drop in the value of the euro relative to the US dollar, the sterling pound or Latin American currencies;
•	inflationary pressures, particularly in Latin America, because of the effect they may have in relation to increases of interest rates and decreases of growth;
•	increased consolidation of the global financial services sector, which could further reduce our spreads;
•
although it is foreseeable that entry barriers to domestic markets in Europe will eventually be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks;
•	increased regulation, government intervention and new laws prompted by the financial crisis which could change our industry and require us to modify our businesses or operations; and
•
the risk of further reductions in liquidity and increases of credit spreads as a consequence of the crisis in the financial markets, which could affect not only our cost of funding but also the value of our proprietary portfolios and our assets under management.

E. Off-balance sheet arrangements
As of June 30, 2011 and December 31, 2010, we had the following outstanding contingent liabilities and commitments:

	June 30, 2011	December 31, 2010
	(in thousands of euros)
Contingent liabilities:
Financial guarantees and other sureties	15,893,677	18,395,112
Irrevocable documentary credits	3,913,162	3,815,796
Other guarantees	34,959,149	36,733,325
Other contingent liabilities	627,232	851,020

Total contingent liabilities	55,393,220	59,795,253

Commitments:
Balances drawable by third parties	180,566,261	179,963,765
Other commitments	22,554,090	23,745,628

Total commitments	203,120,351	203,709,393

Total contingent liabilities and commitments	258,513,571	263,504,646

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2011 and December 31, 2010:

	June 30,	December 31,
	2011	2010
	(in thousands of euros)

Mutual funds	112,371,292	113,509,684
Pension funds	10,743,680	10,964,711
Other managed funds	19,004,973	20,314,226

Total	142,119,945	144,788,621
Relationship with unconsolidated companies
We have holdings in companies over which we are in a position to exercise significant influence, but that we do not control or jointly control. According to IFRS-IASB, these investments in associated companies are accounted for using the equity method.
Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities.
Also, in our securitization activity we use special purpose vehicles (fondos de titulización) that are consolidated in the Group’s financial statements. According to the IFRS, only those vehicles that meet certain requirements can be consolidated. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans to some of these special purpose vehicles, which are provisioned in accordance with the risks involved.
In the ordinary course of business, Santander UK enters into securitization transactions using special purpose securitization companies which are consolidated and included in Santander UK’s financial statements. Santander UK is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities, and has no right or obligation to repurchase any securitized loan. Santander UK has made some interest bearing subordinated loans to these securitization companies.
We do not have transactions with un-consolidated entities other than the aforementioned ones.
We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations by remaining maturity at June 30, 2011:
Contractual obligations

			More than
		More than	3 years but
		1 year but less	less than	More than
(in millions of euros)	Less than 1 year	than 3 years	5 years	5 years	Total

Deposits from credit institutions	55,674	10,881	12,395	4,736	83,686
Customer deposits	473,991	67,395	16,206	14,574	572,166
Marketable debt securities	41,973	64,516	26,386	58,439	191,314
Subordinated debt	1,346	1,966	1,506	21,023	25,841
Liabilities under insurance contracts (1)	—	—	—	8,717	8,717
Operating lease obligations	299	621	433	2,276	3,629
Purchase obligations	4	7	5	3	19
Other long-term liabilities (2)	—	—	—	9,329	9,329

Total	573,287	145,386	56,931	119,097	894,701

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.

(2)	Other long-term liabilities relate to pensions and similar obligations.
G. Other disclosures
Higher-Risk Loans
Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment and nearly 59% of the Group’s total loan portfolio is secured (in most cases, by real estate).
Mortgages to individuals represent approximately 35% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the UK, and are principal residence mortgages with a low risk profile, low non-performing ratios (below the ratios of our peers) and an acceptable coverage ratio. This low risk profile allows us to envisage a relatively minor impact at Group level and a low final estimated loss.
In Spain, at June 30, 2011, the mortgage portfolio and thus its risk profile mainly comprises primary residence loans, with an average loan to value ratio (LTV) of 51.4% (55.9% at June 30, 2010) and an affordability rate of 29% (32.8% at June 30, 2010) under management criteria. Residential mortgages account for 26% of the total credit risk portfolio in Spain, of which 87% has a LTV under 80%. Mortgage guarantees consist of the acquired properties, to which the Group has always a first priority claim in the event of default.
All customers applying for a prime residential mortgage are subject to a rigorous assessment of credit risk and affordability.
In evaluating the payment capacity (affordability) of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan installments taking into consideration other income that the customer may receive. In addition, the analyst must decide if the customer’s income will be stable over the term of the loan.
We define the affordability rate as the financial ability of the family unit calculated as follows: (Monthly payments corresponding to the requested operation + monthly payments for other loans) /( Net monthly salary + other monthly justified income).
This ratio is considered predictive of the customer’s payment capacity. The ratio indicates the percentage of a customer’s income that is currently available to repay debt obligations. For this reason, it is included as part of our credit policy in the application process for the mortgage portfolio and is used either as a minimum acceptance criterion or in prescriptive analyses (decision trees/ rules/ decision models).

The UK’s mortgage portfolio is focused on primary residence mortgages with high quality risk in terms of LTV (52% at June 30, 2011). The mortgages with the highest risk profile (buy-to-let) account for a small percentage of the total (less than 1%).
Due to the economic downturn, the portfolio of loans to real estate developers has been significantly reduced, especially in Spain. At June 30, 2011, it accounted for 1.1% of the Group’s total portfolio. The Group’s risk policies stipulate that these loans should be granted not just based on the quality of the projects but also on the credit quality of the clients.
Changes in Practices
There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already formed part of our normal course of business:
a) Medium-low risk profile of the portfolio
Our risk profile is characterized by the prevalence of primary residence loans and relatively high affordability at the time of the loan approval, which leads to a medium-low risk profile for the mortgage portfolio. This is due to the establishment of risk management frameworks and policies that reflect our risk management principles.
In addition to the tasks performed by the internal audit division, the risk unit has a specific risk monitoring function for adequate credit quality control with local and global teams.
b) Suspended accrual interest of non-performing past-due assets
Balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated, is not material with respect to the Group’s financial statements taken as a whole.
When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that we may initiate to seek collection.
c) Allowances for credit losses and internal model
As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models have not yet been approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances in accordance with to the instructions described in Item 4 of our annual report on Form 20-F for the year ended December 31, 2010, and are subject to continuing review by the Bank of Spain and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance was not material for any of the three years ending December 31, 2010.
Declines in Collateral Value
Declines in collateral value are not relevant in our portfolio given that residential mortgages with LTV over 80% amount to only approximately 2% of the total Group’s lending as of June 30, 2011. When a mortgage with these characteristics is authorized, the Group’s polices establish that the client must provide additional guarantees such as more properties, insurance coverage or others.

Other
During the first half of 2011, the general deterioration of the economic environment had a negative effect on the evolution of non-performing loans and the cost of credit. This effect was softened by prudent risk management which kept non-performing loan and coverage ratios at reasonable levels. Both ratios compare well with those of our competitors.
We use credit derivatives to cover loans and trading transactions. The volume of this activity is small compared to that of our peers and is subject to some strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.
Exposures related to complex structured assets
We have a very limited exposure to complex structured assets. See “Item 5. Quantitative Analysis About Market Risk—Quantitative analysis—D. Exposures related to complex structured assets”.

Item 4
Legal proceedings
i. Tax-related proceedings
As of the date of this report, the main tax-related proceedings concerning the Group were as follows:
• “Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.
• “Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.
• The “Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court.
• Real Leasing, S.A., Arrendamiento Mercantil and Banco Santander (Brasil), S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995.
• Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.
• In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration.
• In December 2008, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil), S.A. filed an appeal at Conselho Administrativo de Recursos Fiscais (CARF) against the infringement notice. On October 21, 2011 a public hearing was held at the CARF and it was resolved, with the unanimous decision of all its members, the cancellation of the tax assessments corresponding to those years. This resolution can be appealed by the Brazilian tax administration. The formal resolution of this procedure has not yet been formally notified to Banco Santander (Brasil), S.A. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF. The Group considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defense arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

• In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal against the infringement notice. Also, the tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The entity filed an appeal against the aforementioned infringement notice. On November 23, 2011, a public hearing was held at the CARF and it was resolved, with the unanimous decision of all its members, the cancellation of the tax assessments corresponding to the 2002 tax year. This resolution can be appealed by the Brazilian tax administration. The formal resolution of this procedure has not yet been formally notified to Banco Santander (Brasil), S.A.
• A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc plans to appeal against this judgment at a higher court, has submitted documents evidencing its right and is waiting to be informed of the date set for this proceeding.
• Legal action filed by Sovereign Bancorp Inc. to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank.
ii. Non-tax-related proceedings
As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:
• Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance) to its customers.
The provisions recorded by Santander UK in this respect were calculated on the basis of the estimate of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case.
Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by all UK banks — the mis-selling issues are predominantly related to business written before 2009.
On July 1, 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’) as an issue of wider implication. On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on August 10, 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.
On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of the year in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.
There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.
In this context, in the first half of 2011 the Group recognized a provision, with a net effect on results of €620 million (GBP 538 million), which was calculated on the basis of the estimate of the number of claims that will be received, of the number of claims that will be upheld and of the estimated average amount of compensation in each case, in line with the steps taken by other UK banks.
• Lanetro, S.A. (currently Zed Worldwide, S.A.): claim (ordinary lawsuit no. 558/2002) filed by Lanetro, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.
On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by Lanetro, S.A. was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.
In a decision handed down on March 30, 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.
Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank has to subscribe to 75.1 million shares at their par value of €0.4 per share, totaling €30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank has opposed. On May 23, 2011 the Bank was served notice of a decision dismissing the appeal for reconsideration and upholding the decision of January 25, 2011. On July 14, 2011, Zed Worldwide, S.A. filed an appeal at a superior court against the decision dismissing the aforementioned appeal for reconsideration. This appeal is still pending resolution.
• Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.
The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to loss of rental income.
On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff €4,458,960.61, and Galesa Promociones, S.A. to pay the Bank €1,428,075.70, which resulted in a net loss of €3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010, one by Galesa and the other by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €400,000.

Galesa de Promociones S.A. filed a cassation appeal against the above decision at the Supreme Court. The two parties are represented to appear and the related submissions against the appeal being allowed to proceed have been filed. The Guarantor has petitioned for the provisional enforcement of the decision for the amount awarded against Galesa.
• A declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.
On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed and subsequently sold by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.
On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, as it had announced previously, Inversión Hogar, S.A. filed a cassation appeal against the aforementioned decision and an extraordinary appeal for procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar, S.A. and its subsidiaries, with a summons to the Bank to present the related notice of opposition to these appeals, which was submitted on January 21, 2010. On October 18, 2011, the Civil Division of the Supreme Court dimissed the cassation appeal and the extraordinary appeal for procedural infringements submitted by Inversion Hogar, S.A. and its subsidiaries, and consequently confirmed the resolution filed by the Madrid Provincial Appellate Court.
• Claim in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who were former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.), alleged that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, in relation to the sale of shares owned by the plaintiffs to another company called Invercámara, S.A. This claim was contested by Santander Investment, S.A. on November 5, 2007.
• In an order issued by Madrid Court of First Instance no. 13 on September 11, 2008, which was ratified by an order issued by Madrid Provincial Appellate Court on 24 March 2010, the proceeding was stayed on preliminary civil ruling grounds because another proceeding based on the same events had been initiated by other shareholders of Yesocentro at Madrid Court of First Instance no. 47 (proceeding no. 1051/2004) and, therefore, the former proceeding was stayed until a final decision had been handed down on the latter. In the proceeding filed at Court no. 47, a first instance judgment was handed down partly upholding the claim, as well as an appeal judgment partly upholding the appeals filed by the plaintiffs and the Bank. On January 10, 2011, the Bank filed a cassation appeal and an extraordinary appeal on the grounds of procedural infringements.
• On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Gaesco Bolsa, Sociedad de Valores, S.A., claiming €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. In the same proceedings Gaesco filed a counterclaim against the Bank. On May 12, 2009, an arbitral award was issued upholding all the claims of Banco Santander, S.A. and dismissing the counterclaim filed by Gaesco Bolsa, Sociedad de Valores, S.A. Gaesco filed for the annulment of the arbitral award at Madrid Provincial Appellate Court.
On September 7, 2011, the Guarantor received written notice of the Madrid Provincial Appellate Court’s June 30, 2011 judgment to annul the arbitration award. The court rejected the original award by the Court of Arbitration’s President as a violation of the rules of evidence. Accordingly, the Guarantor filed a new arbitration lawsuit against Gaesco on September 8, 2011, essentially reproducing the claim filed in 2008.

Additionally, Mobilaria Monesa, S.L. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and resolved in arbitration, a circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.
The above proceeding was stayed by Santander Provincial Appellate Court (order dated December 20, 2010) —due to the Court admitting the preliminary civil ruling grounds claimed by the Bank— until the request for annulment of the arbitral award of May 12, 2009 is resolved. On September 12, 2011, the Guarantor reported to the Santander Court of First Instance on the recently notified ruling passed by the Madrid Provincial Appellate Court, having requested the stay of the above proceeding until the new arbitration has been solved, which stay was granted by the Santander Court of First Instance pursuant to an order of October 11, 2011.
The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.
• Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the Bylaws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil), S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labor Court. A decision was handed down on 25 June 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labor Court and the Supreme Federal Court. The High Labor Court recently ordered the aforementioned half-yearly bonus to be paid. The Supreme Federal Court has yet to hand down its decision.
• “Planos económicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos económicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the statute of limitations period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the plaintiffs, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the planos from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed.
• Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to court costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the other decisions. Both parties also filed notices of opposition against the appeal filed by the other party, having been summoned to appear at the Provincial Appellate Court. On September 5, 2011, the Court of First Instance handed down a decision granting a stay of execution until a judgment having the force of res judicata is issued in the proceedings.

• The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.
On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying a bond issued and guaranteed by Lehman.
The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss of €46 million was recognized in the consolidated income statement (€33 million after tax).
In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized in the consolidated income statement for 2008.
At the date hereof, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, therefore, it has not been necessary to recognize any liability in this connection.
• The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.
On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million —€350 million after tax—) under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.
The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.
At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself has stated, Madoff Securities had been regularly inspected by the aforementioned supervisory body in recent years, and at no time was its reputation and solvency questioned by the market or by the US supervisory authorities.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on December 23, 2008 (referred to above). The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was close to 97%.
On May 26, 2009, two funds managed by Optimal Investment Services, S.A. (“OIS”), an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic US Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.
Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of USD 1,540,141,277.60 and USD 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of USD 500,000 each. The funds paid 85% of the clawback claims asserted by the trustee. The payments totaled USD 129,057,094.60 for Strategic US Equity and USD 106,323,953.40 for Arbitrage.
The funds agreed not to file any other claims against Madoff Securities’ estate (in liquidation). The agreement also contains an “equal treatment” provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to make the percentages applied to the funds equal to those applied to other investors in comparable situations.
The agreement followed the trustee’s investigation of Optimal’s conduct in dealing with Madoff Securities, including a review of Optimal’s documents relating to its due diligence, in which the trustee concluded that its conduct did not provide grounds to assert any claim against the Optimal companies or any other entity of Santander Group (other than the clawback claims described above, which did not arise from any inappropriate conduct by the funds).
The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in liquidation), to the extent the claims arise out of the funds’ dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.
The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.
Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the greatest pyramid fraud in history and was sentenced to 150 years’ imprisonment.
In April 2011, by means of a corporate operation, the funds Optimal Strategic US Equity Series in the Bahamas, Optimal Strategic US Equity Ireland Euro Fund and Optimal Strategic US Equity Ireland Dollar Fund offered unitholders the possibility of voluntarily liquidating their units and shares in these funds in exchange for shares in a Special Purpose Vehicle (“SPV”) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds held their assets, assigned in full the claim recognized by the trustee of the Madoff Securities liquidation, mentioned previously, totaling a nominal amount of USD 1,540,141,277.60.
This arrangement enabled the investors who so wished to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also afforded them the chance of being able to sell it directly or by means of a sales procedure through a private auction organized by OIS.

The corporate operation meant that 1,021 million shares of the 1,539 million issued by the SPV became directly owned by the unitholders of the aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million shares of those 1,021 million were sold in the subsequent private auction organized by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the corporate operation.
The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against BLMIS, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at October 30, 2008.
Santander Group, as unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, for which it recognized under results for the first half of 2011 a recovery of the initial loss of approximately €249 million, due to the receipt of the cash proceeds from the sale.
At June 30, 2011, Santander Group had a stake in Optimal representing approximately 53% of all the SPV shares held by the Optimal Strategic US Equity funds that were not exchanged.
At the date hereof, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As discussed above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the three cases in which the decisions handed down at first instance upheld the claim (which have been appealed against by the Bank), no provisions were recognized for the other claims since the risk of loss is considered remote.
At June 30, 2011, the Group had recognized reasonable provisions for any liabilities that might arise from these tax-related and non-tax-related proceedings.
The total amount of the payments made by the Group in connection with litigation in the first six months of 2011 was not material in respect of these interim financial statements.
As of the date hereof, other less significant non-tax-related proceedings are in progress.
Other litigation
In addition to the matters described above, the Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Bank cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The Bank believes that it has made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Bank; as a result, the outcome of a particular matter may be material to the Bank’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Bank’s income for that period.

Item 5
Quantitative Analysis About Market Risk
Generally
The perimeter for measuring, controlling and monitoring the area of Market Risks covers those operations where equity risk is assumed. This risk comes from the change in risk factors — interest rates, exchange rates, securities, the credit spread, raw material prices and the volatility of these elements— as well as the liquidity risk of the various products and markets in which the Group operates.
We are exposed to market risk mainly as a result of the following activities:
•	Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price, commodity price and volatility risks;
•
Engaging in retail banking activities, which involves interest rate risk since a change in interest rates affects interest income, interest expense and customer behavior. This interest rate risk arises from the gap (maturity and repricing) between assets and liabilities;

•
Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the Euro, which involves foreign exchange rate risk between the Euro and such other currencies;

•	Investing in subsidiaries and other companies, which subject us to equity price risk; and
•	Trading and non-trading activities which entail liquidity risk.
Primary Market Risks and How They Arise
The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk, volatility risk and liquidity risk. We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging with interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both our trading and non-trading activities.
We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries, affiliates and their currency funding. The principal non-trading currency exposures are the euro to the US dollar and the British pound and the euro to the main Latin American currencies. Trading foreign exchange rate open risk is not material compared to non-trading foreign exchange risk.
We are exposed to equity price risk in connection with both our trading and non-trading investments in equity securities.
We are also exposed to liquidity risk. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in non-trading activity due to the maturity gap between assets and liabilities in the retail banking business.
We use derivatives for both trading and non-trading activities. Trading derivatives are used to eliminate, to reduce or to modify risk in trading portfolios (interest rate, foreign exchange and equity), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. The Group also has an incipient activity in commodity derivatives.
Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity.
We also use credit derivatives both to hedge credit risk in fixed income portfolios and to provide financial services to clients. To a lesser extent, they are used in proprietary trading and to diversify the global credit portfolio. Most of the activity is made in credit default swaps on individual names or indices.

Procedures for Measuring and Managing Market Risk
Our board, through its risk committee, is responsible for establishing our policies, procedures and limits with respect to market risks, including which businesses to enter and maintain. The committee also monitors our overall performance in light of the risks assumed. Together with the local and global assets and liabilities committees (“ALCO”), each Market Risk Unit measures and monitors our market risks, and provides figures to ALCO to use in managing such risks, as well as liquidity risk.
Our market risk policy is to maintain a medium to low risk profile in business units. The risk activity is regulated and controlled through certain policies, documented in our Market and Liquidity Risk Management Policies Manual (as described below), and through a limit structure on our exposure to these market and liquidity risks which includes global limits for the entire Group (total risk limit unit) to specific portfolio limits; in addition, authorized products are listed and reviewed periodically.
These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk.
1. Market and Liquidity Risk Management Policies
In the Corporate Framework on Market Risk, there is a compilation of policies that describe the control framework used by our Group to identify, measure and manage market risk exposures inherent to our activities in the financial markets. The handbook is employed for market risk management purposes at all involved levels in the Parent bank and subsidiaries, providing a general and global action framework and establishing risk rules for all levels.
The handbook’s main objective is to describe and report all risk policies and controls that our board of directors has established as well as its risk predisposition.
All Group managers must ensure that each business activity is performed in accordance with the policies established in the Corporate Framework. The handbook is applied to all business units and activities, directly or indirectly, related to market risk decision-making.
2. Market Risk Management Procedures
All the functions developed by a risk manager are documented and regulated by different procedures, including measurement, control and reporting responsibilities. Internal and external auditors audit the compliance with this internal regulation control in order to ensure that our market risk policies are being followed.
3. Market Risk Limit Structure
The market risk limit structure can be defined as the board of director’s risk “appetite” and is managed by the Global Market Risk Function that accounts for all Group business units.
Its main functions are to:
•	Identify and define the main types of risk incurred efficiently and comprehensively to be consistent with the management and strategy of the business.
•	Quantify and inform the business areas of the risk levels and profile that senior management believes can be assumed, in order to avoid undesired risks.
•
Give flexibility to the business areas to build risk positions efficiently and on a timely basis according to changes in the market and in the business strategies, and always within the risk levels regarded as acceptable by the Group.

•	Allow the generators of business to take prudent risks which are sufficient to attain budgeted results.
•	Establish investment alternatives by limiting equity consumption.
•
Define the range of products and underlying assets with which each unit of Treasury can operate, taking into consideration features such as the model and valuation systems, the liquidity of the tools used, etc. This will help to constrain all market risk within the business management and defined risk strategy.

The Global Market Risk Function defines the limit structure while the risk committee reviews and approves it. Business managers then administer their activities within these limits. The limit structure covers both our trading and non-trading portfolios and it includes limits on fixed income instruments, equity securities, foreign exchange and other derivative instruments.
Limits considered to be global limits refer to the business unit level. Local business managers set lower level limits, such as portfolio or trader limits. To date, system restrictions prevent intra-day limits.
Business units must always comply with approved limits. Potential excesses will require a range of actions carried out by the Global Market Risk Function unit including:
•	Providing risk reducing levels suggestions and controls. These actions are the result of breaking “alarm” limits.
•	Taking executive actions that require risk takers to close out positions to reduce risk levels.
Statistical Tools for Measuring and Managing Market Risk
1. Trading activity
The Trading Portfolio is defined as proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices. These portfolios also include positions in financial instruments deriving from market-making, sale and brokering activity.
As a result of trading fixed income securities, equity securities and foreign exchange, we are exposed to interest rate, equity price and foreign exchange rate risks. We are also exposed to volatility when derivatives (options) are used.
Market risk arising from proprietary trading and market-making activities is actively managed through the use of cash and derivative financial instruments traded in OTC and organized markets.
Interest rate risk derived from market-making is typically hedged by buying or selling very liquid cash securities such as government bonds, or futures contracts listed in organized markets like Liffe, Eurex, Meff and CBOT.
Foreign exchange rate risk is managed through spot transactions executed in the global foreign exchange inter-bank market, as well as through forward foreign exchange, cross currency swaps and foreign exchange options.
Equity price risk is hedged by buying or selling the underlying individual stocks in the organized equity markets in which they are traded or futures contracts on individual stocks listed in organized markets like Meff and Liffe.
In the case of equity indexes such as S&P 500, Euro STOXX 50, or IBEX 35, the hedging is done through futures contracts listed in the aforementioned organized markets.
Volatility risk arising from market-making in options and option-related products is hedged by, either buying and selling option contracts listed in organized markets like Eurex, Meff, and CBOT, or entering risk reversal transactions in the inter-bank OTC market.
Credit risk is managed through the use of credit derivatives.
We use Value at Risk (“VaR”) to measure our market risk associated with all our trading activity.
1.1 VaR Model
We use a variety of mathematical and statistical models, including VaR models, historical simulations, stress testing and evaluations of Return on Risk Adjusted Capital (“RORAC”) to measure, monitor, report and manage market risk. We call our VaR figures daily or annual “capital at risk” figures (“DCaR” or “ACaR”), depending on their time horizon, since we use them to allocate economic capital to various activities in order to evaluate the RORAC of such activities.

As calculated by us, DCaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately three days per year. DCaR provides a single estimate of market risk that is comparable from one market risk to the other.
The number of expected “exceptions” is an average number. However, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2009 and 2010 when there were no exceptions, and other periods where there are more exceptions than expected. In the first nine months of 2011 there have been three VaR exceptions (losses higher than VaR) due to unusually high volatility in the credit and equity markets.
The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, our DCaR figure is the maximum between the 1% percentile and the 1% weighted percentile of the simulated profit and loss distribution. This loss distribution is calculated by applying an exponential decline factor, which assigns less weight to the observations furthest away in time. This method (using the maximum between two VaRs) makes exceptions more unlikely.
We use DCaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels. Limits on DCaR are used to control exposure on a portfolio-by-portfolio basis. DCaR is also used to calculate the RORAC for a particular activity in order to make risk-adjusted performance evaluations.
Finally, in order to control derivative activities and credit management, because of their atypical nature, specific measures are evaluated daily. First, we look at the sensitivity to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) and then measures are enacted such as the spread sensitivity, jump-to-default, and concentration of positions by rating levels.
To address the credit risk inherent in trading portfolios in accord with the recommendations of the Basel Committee on Banking Supervision, we also calculate an additional measurement (incremental default risk, IDR), in order to cover the risk of default that is not adequately captured in the VaR, via changes in lending spreads. The instruments affected are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc) and credit derivatives (credit default swaps, asset backed securities, etc). The method for calculating the IDR, in essence similar to that of the credit risk of positions outside trading, is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%) and uses Monte Carlo methodology.
1.2 Assumptions and Limitations
Our DCaR and VaR methodology should be interpreted in light of the limitations of our model, which include:
•	A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
•	At present, we compute DCaR at the close of business and trading positions may change substantially during the course of the trading day.
1.3 Scenario Analysis and Calibration Measures
Because of these limitations in DCaR and VaR methodology, in addition to historical simulation, we use stress testing to analyze the impact of extreme market movements and to adopt policies and procedures in an effort to protect our capital and results of operation against such contingencies.
In order to calibrate our VaR model, we use back testing processes. Back testing is a comparative analysis between VaR estimates and the daily clean P&L (i.e. real profit or loss obtained at the end of the day on the portfolio analyzed at the end of the preceding day valued at the following day prices). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.
Santander performs regular back-testing (BT) processes to calibrate and improve its VaR model. Back-testing is conducted based on several approaches: by unit (Madrid, Brazil, Mexico, etc.), by principal portfolio/strategy (proprietary trading, market making rates, market making equity, etc.), and by type of profit & loss source. Three kinds of back-testing are conducted: clean P&L (which allows us to monitor market risk), clean P&L calculated with front platforms such as Murex (which allows us to monitor risks associated with our treasury positions) and dirty P&L (which includes commissions, mark ups and intraday trading results). The aim of the latter is to capture indirectly the importance of intra-day activity.

Whenever an anomaly is detected, we undertake a detailed examination of elements (such as “pricers”, inputs and configuration, among others in order to correct such anomaly. Detailed results of our BT are regularly reported to the Bank of Spain.
The analyses of our back testing comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.
Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during the periods presented nor are any such changes contemplated at this time.
2. Non Trading activity
2.1 Foreign Exchange Risk and Equity Price Risk
Due to its nature, changes in strategic positions have to be approved by local/global functions in ALCO committee. Position limits with respect to these investments are established, although they will be measured under VaR and other methods that attempt to implement immediate action plans if a particular loss level is reached.
Our foreign exchange rate risk with respect to our non-trading activity can be either permanent or temporary. The permanent risk reflects the book value of investments net of the initial goodwill, while the temporary risk basically stems from purchase/sale transactions made to hedge the exchange rate risk derived from dividend flows and expected results. The exchange rate differences generated for each position are recorded in reserves and in profit and loss account, respectively.
In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency, provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. If local markets were not deep enough, our investments in foreign currency would be financed in euros and so would generate an exchange-rate risk. Certain one-time hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. In addition, transactions are carried out to hedge the currency risk of the Group’s results and dividends in Latin America.
Our equity price risk arises from our portfolio of investments in industrial and strategic shareholdings. However, in the last few years the Group’s equity price risk has decreased due to divestments in the industrial and strategic equity portfolio.
2.2 Interest Rate Risk
We analyze the sensitivity of net interest margin and market value of equity to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts. Certain re-pricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).
On the basis of the positioning of balance sheet interest rates, as well as the market situation and outlook, the financial measures are agreed to adjust the positioning to levels desired by the Group. These measures range from taking positions in markets to defining the interest rate features of commercial products. We manage investments by determining a target range for each sensitivity and providing the appropriate hedge (mainly with government debt, interest rate swaps and interest rate options) in order to maintain these sensitivities within that range.
The measures used to control interest rate risk are the interest rate gap and the sensitivity of net interest margin and market value to changes in interest rates, VaR and analysis of scenarios.
a) Interest rate gap of assets and liabilities
Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity.

All on- and off-balance sheet items must be broken down by their flows and analyzed at in terms of repricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.
b) Net interest margin sensitivity (NIM)
The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.
It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current scenario. The sensitivity is the difference between the two margins calculated.
c) Market value of equity sensitivity (MVE)
Net worth sensitivity measures in the long term (the whole life of the operation) the interest risk implicit in net worth (equity) on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the net interest margin.
d) Value at Risk (VaR)
The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading, historical simulation with a confidence level of 99% and a time frame of one day. Statistical adjustments are made which effectively and quickly incorporates the latest developments that condition the risk levels assumed.
e) Analysis of scenarios
Two scenarios for the performance of interest rates are established: maximum volatility and sudden crisis. These scenarios are applied to the balance sheet, obtaining the impact on net worth as well as the projections of net interest revenue for the year.
2.3 Liquidity risk
Liquidity risk is associated with our capacity to finance our commitments, at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles.
We have a diversified portfolio of assets that are liquid or can be made so in the short term. We also have an active presence in a wide and diversified series of financing and securitization markets, limiting our dependence on specific markets and keeping open the capacity of recourse to alternative markets.
The measures used to control liquidity risk are the liquidity gap, liquidity ratio, stress scenarios and contingency plans.
a) Liquidity gap
The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions.
b) Liquidity ratios
The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response of the entity to firm commitments.
Net accumulated illiquidity is defined as the 30-day accumulated gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap and by placing liquid assets or repos at the point of settlement and not at their point of maturity.
In addition, we use the following other ratios or metrics to monitor the structural liquidity position:
•	Loans / net assets
•	Customer deposits, insurance and medium and long-term financing / lending

•	Customer deposits, insurance and medium and long-term financing, shareholders’ funds and other liabilities / sum of credits and fixed assets.
•	Short-term financing / net liabilities.
c) Analysis of scenarios/Contingency Plan
Our liquidity management focuses on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, our Contingency Plan concentrates on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.
As a crisis can occur locally or globally, each local unit must prepare a contingency financing plan. Each unit must inform the headquarters in Madrid of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.
Lastly, Grupo Santander is actively participating in the process opened by the Basel Committee to strengthen bank liquidity1, with a two-pronged approach: participating in the analysis of the impact of the regulatory changes raised — including, the introduction of two new ratios: Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) — and, participating in various forums (European Banking Federation, etc.), to discuss and comment on the issue, maintaining in both cases close co-operation with the Bank of Spain.
Quantitative analysis2
A. Trading activity
Quantitative analysis of daily VaR for the six months ended June 30, 2011
Our risk performance with regard to trading activity in financial markets during the first half of 2011, measured by daily Value at Risk “VaR”, is shown in the following graph.
As the above graph shows, the risk of Grupo Santander’s total trading portfolio has evolved in a range between €18 and €33 million. The semiannual average risk was €25 million in terms of daily VaR.

[1]	“Basel III: International framework for liquidity risk measurement, standards and monitoring” (Basel Committee on Banking Supervision, December 2010).

[2]	All figures in this report are measured in euros. The exchange rate used is the one quoted in the market on the reference date.

The VaR movements during the first half of 2011 were basically due to fluctuations of interest rate and exchange rate exposures in Brazil and Mexico and credit spreads in the Madrid Treasury. The VaR reached its highest level, €33.2 million, on May 24, 2011, mainly explained by the increase of exchange rates risk in Brazil.
The risk histogram below shows the frequency distribution of average risk in terms of daily VaR during the first half of 2011. It shows that for more than 72% of the period under review the risk levels fluctuated between €21 and €29 million.
Risk Histogram
VaR (EUR Million)

Risk by factor
The minimum, maximum, average and final risk values in VaR terms during the first half of 2011 were as follows:

		Minimum	Average	Maximum	Last
TOTAL TRADING	Total VaR	17.7	25.0	33.2	23.4

	Diversification effect	(15.8)	(22.0)	(34.7)	(21.4)

	Interest Rate VaR	11.4	16.2	21.1	17.7
	Equity VaR	2.8	5.0	22.7	2.8
	FX VaR	7.5	10.4	19.2	11.7
	Credit Spread VaR	11.0	14.8	18.7	12.2
	Commodities VaR	0.2	0.7	3.9	0.5

LATIN AMERICA	Total VaR	8.8	13.5	22.5	11.2

	Diversification effect	(2.4)	(6.4)	(12.5)	(8.7)

	Interest Rate VaR	9.3	12.9	18.5	9.7
	Equity VaR	1.4	3.2	7.9	2.7
	FX VaR	0.8	4.2	19.2	7.5

USA & ASIA	Total VaR	0.7	1.2	3.0	1.3

	Diversification effect	(0.2)	(0.5)	(2.4)	(0.4)

	Interest Rate VaR	0.7	1.0	2.2	0.9
	Equity VaR	0.0	0.1	2.9	0.1
	FX VaR	0.2	0.6	1.7	0.7

EUROPE	Total VaR	13.3	17.0	24.7	19.0

	Diversification effect	(9.6)	(14.9)	(23.3)	(15.4)

	Interest Rate VaR	6.4	11.4	18.8	16.7
	Equity VaR	2.0	4.1	17.4	2.0
	FX VaR	7.2	9.9	13.5	10.5
	Credit Spread VaR	2.7	5.9	9.9	4.7
	Commodities VaR	0.2	0.7	3.9	0.5

GLOBAL ACTIVITIES	Total VaR	7.7	9.8	12.1	9.6

	Diversification effect	(0.1)	(0.6)	(1.5)	(0.3)

	Interest Rate VaR	0.3	0.4	0.5	0.3
	Credit Spread VaR	7.5	9.5	12.2	9.4
	FX VaR	0.1	0.6	1.0	0.2
EUR million
The average VaR in the first half of 2011, €25 million, was lower than the average VaR in the first half of 2010, €28.9 million, mainly due to a decrease in the credit spread risk. Compared to the first half of 2010 average levels, the VaR on interest rate, equity, exchange-rate, and credit spread risk decreased (€1.8 million, €2.2 million, €1.9 million and €7.6 million, respectively).

Daily VaR: Performance by Risk Factor
(€million)
Distribution of risks and results
•	Geographic distribution
Latin America contributed 31% of the Group’s total VaR in trading activity and in economic results. Europe contributed 64% of results and 52% of global risk, as most of its treasury activity focused on professional clients. USA and Asia contributed 3% of results and 0.3% of global risk. Finally, Global Activities contributed 2% of total results and 17% of total VaR.
Geographic distribution of risks and economic results (%)

The minimum, average, maximum and final risk values in daily VaR terms, by geographic area, are shown in the following table.
Risks statistics in the first half of 2011

	Minimum	Average	Maximum	Last
TOTAL	17.7	25.0	33.2	23.4

Europe	13.3	17.0	24.7	19.0
USA & Asia	0.7	1.2	3.0	1.3
Latin America	8.8	13.5	22.5	11.2
Global Activities	7.7	9.8	12.1	9.6
EUR million
Monthly distribution of risks and results
The following chart shows that the risk assumption profile, in terms of VaR, was relatively constant during the first the half of 2011. June was the month with the highest level of risk and the lowest economic P&L. The months with the highest profits were January and March.

Histogram of daily Marked-to-Market (“MtM”) results
The following histogram of frequencies shows the distribution of daily MtM results on the basis of size. The daily yield was between €-5 and €+15 million on 96 days (74.4% of the market business days).
Histogram of the frequency of daily results (MtM)
Daily economic P&L (EUR Million)
Risk management of structured derivatives
Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and fixed-income instruments.
The units where this activity mainly takes place are: Madrid (Santander and Banesto), London, Brazil and Mexico.
Most of the time, risk of structured derivatives moved in a range between €2.7 and €6.5 million. During the first half of 2011 it maintained a downward path, reaching a minimum level on April 22 (€2.7 million), due to lower vega exposure in Mexico and Banesto.
Test and calibration measures
In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, in the first half of 2011 we carried out regular analyses and contrasting measures which confirmed the reliability of the model.
Scenario Analysis
Different stress test scenarios were analyzed during the first half of 2011. A scenario of maximum volatility, which applies six standard deviations to different market factors as of June 30, 2011, generated results that are presented below.

Maximum volatility scenario
The table below shows, at June 30, 2011, the maximum losses for each factor3 (fixed-income, equities, currencies, and credit spread), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied. This scenario is based on taking for each risk factor the movement that represents a greater potential loss in the global portfolio. For 2011, this scenario involved increases in interest rates in Latin American markets and decreases in core markets (“flight to quality”), declines in stock markets, the dollar’s slide against all currencies except the euro, greater volatility and credit spreads.
Maximum volatility Stress Test

€ million	Interest Rate	Equity	Exchange Rate	Credit Spread	Commodity	Total
Total Trading	(96.8)	(15.3)	(74.3)	(72.4)	(1.9)	(260.6)
Europe	(26.3)	(3.5)	(52.1)	(38.0)	(1.9)	(121.7)
Latin America	(66.4)	(11.8)	(21.2)	—	—	(99.4)
United States	(3.6)	—	(1.2)	—	—	(4.8)
Global Activities	(0.5)	—	0.3	(34.5)	—	(34.7)
The stress test shows that the economic loss suffered by the Group in the MtM result would be, if this scenario materialized in the market, €260.6 million, and would be concentrated in Europe (being the main contributors by exchange rate, interest rate and asset class credit spread, in this order), and Latin America (concentrated in interest rate).
B. Non-Trading Activity
B.1. Asset and liability management
We actively manage the market risks inherent in retail banking. Management addresses the structural risks of interest rates, liquidity, exchange rates and credit.
The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency.
The Financial Management Area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which we operate. For each currency, the risk measured is the interest gap, the sensitivity of net interest revenue, the economic value and the duration of equity.
The Financial Management Area manages structural risk on a centralized basis. This allows the use of homogenous methodologies, adapted to each local market where we operate.
In the euro-dollar area, the Financial Management Area directly manages the risks of the parent Bank and coordinates management of the rest of the units that operate in convertible currencies. There are local teams in the banks in Latin America that manage balance sheet risks under the same frameworks, in coordination with the global Financial Management Area.
The Asset and Liability Committees (ALCO’s) of each country and, where necessary, the Markets Committee of the parent Bank are responsible for the risk management decisions.
B.1.1. Quantitative analysis of interest rate risk in the first half of 2011
a) Convertible currencies
At the end of the first half of 2011, the sensitivity of net interest margin at one year to parallel rises of 100 basis points had been reduced significantly since June 2010 and it was distributed by the different curves as €154.7 million, USD 122.5 million and GBP 138.5 million (each expressed in its own currency).
At the same date, the sensitivity of the market value of equity to parallel rises in the yield curve of 100 basis points in the euro interest rate curve had been reduced to €912.52 million, USD -53.6 million and GBP 159.7 million.

[3]	The impact of stressing the volatility factor is included in the respective underlying.

Structural Gap. Santander Parent Company (June 30, 2011) (*)

	Not				More than
€million	sensitive	Up to 1 year	1-3 years	3-5 years	5 years	TOTAL
Money and securities market	—	27,208	—	300	—	27,508
Loans	112	112,623	10,108	1,468	1,061	125,372
Portfolio Investments	—	38,839	499	1,600	14,811	55,749
Equity Investments	—	—	—	—	1,615	1,615
Other assets	101,118	45,976	52	54	77	147,277
Total assets	101,230	224,646	10,659	3,422	17,563	357,521
Money market	—	46,561	1,655	1,800	30	50,046
Customer deposits	—	30,466	21,108	9,705	14,039	75,317
Debt Issues and securitizations	—	83,468	18,244	14,242	11,456	127,410
Shareholders’ equity and other liabilities	84,410	41,214	973	659	1,005	128,261
Total liabilities	84,410	201,709	41,980	26,406	26,530	381,035
Balance sheet Gap	16,820	22,936	(31,321)	(22,983)	(8,967)	(23,514)
Off-balance sheet structural Gap	—	(7,320)	16,988	11,302	6,955	27,925
Total structural Gap	16,820	15,617	(14,333)	(11,682)	(2,012)	4,411
Accumulated Gap	—	15,617	1,284	(10,398)	(12,409)	—

(*)	Gap of euro-denominated assets and liabilities, excluding other currencies.
b) Latin America
The interest rate risk of Latin America’s balance sheet management portfolios, measured by the sensitivity of market value of the net interest margin (NIM) to a parallel movement of 100 basis points, remained at low levels during the first half of 2011 and moved within a narrow band (maximum of €119.4 million in June). In terms of market value of equity sensitivity, it fluctuated in a wider range of between €753 million and €987 million. The increase since April is mainly explained by Mexico, due to the growth of fixed term loans, after the incorporation of a portfolio acquired from General Electric, and Brazil, due to bond purchases in its ALCO portfolio.
Latin America: Structural Interest Risk Profile Evolution
Sensitivity of NIM and MVE to 100 basis points, Million of euros

At the end of June 2011, the region’s risk consumption, measured by the market value of equity sensitivity to 100 basis points, was €986.7 million (€762.8 million at the end of 2010), while that of the net interest margin at one year, measured by its sensitivity to 100 basis points, was €119.4 million (€44.8 million at the end of 2010).
Interest rate risk profile at June 30, 2011
The gap tables below show the distribution of risk by maturity in Latin America as of June 30, 2011 (figures in millions of euros).

Gaps in Local Currency	Not sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	50,265	92,869	18,295	43,415	27,400	232,245
Liabilities	71,958	112,174	12,138	31,319	4,366	231,955
Off-balance Sheet	3,277	-262	-1,231	378	-676	1,486
Gap	-18,416	-19,567	4,927	12,474	22,358	1,776

Gaps in Foreign Currency	Not sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	2,795	32,273	1,910	3,077	7,586	47,642
Liabilities	2,870	28,023	4,554	3,761	8,725	47,932
Off-balance Sheet	-3,401	3,164	-2,535	285	1,002	-1,486
Gap	-3,476	7,415	-5,179	-399	-137	-1,776
Net Interest Margin (NIM) sensitivity
For the whole of Latin America, the risk consumption at June 30, 2011 was €119.4 million (sensitivity of net interest margin at one year to 100 basis points). The geographic distribution is shown in the graph below.

The risk is concentrated in Brazil:
NIM Sensitivity by countries
Others: Argentina, Colombia, Panama, Peru, Puerto Rico, Santander Overseas and Uruguay
Market Value of Equity (MVE) sensitivity
For the whole of Latin America, the risk consumption at June 30, 2011 was €986.7 million (MVE sensitivity to a parallel movement of 100 basis points in the yield curve). The geographic distribution is shown in the graph below.
More than 90% of the risk is concentrated in three countries: Brazil, Chile, and Mexico.

MVE Sensitivity by countries

*	Others: Colombia, Panama, Peru, Santander Overseas and Uruguay.
B.1.2. Structural management of credit risk
Structural management of credit risk aims to reduce the concentrations which naturally occur as a result of commercial activity through the sale of assets. These operations are financed by the acquisition of other assets, which enables the diversification of the lending portfolio as a whole. The Financial Management Area analyzes these strategies and makes management proposals to the Assets and Liabilities Committee in order to optimize exposure to credit risk and to create value.
B.1.3. Management of structural liquidity
Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.
In 2011, commercial branches, following the financing strategy of the Group, have continued taking deposits. Lending remained unchanged, with lower demand for loans in some developed markets.
Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets. The Group issued in the first half of 2011, €18.3 billion, €13.0 billion and €0.2 billion of senior debt, mortgage backed securities and subordinated debt, respectively. On the other hand, during the first half of 2011, €12.1 billion, €4.7 billion and €4.0 billion of senior debt, mortgage backed securities and subordinated debt, respectively, have matured.
In short, all these actions have contributed to strengthen the Group’s balance sheet and helped maintain an appropriate liquidity position.
The main aspects in relation to structural management of liquidity during the first half of 2011 were:
•
Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.

•
Diversification of markets and instruments to obtain liquidity. We have an active presence in several and diversified wholesale markets, across the different countries where the Group operates. This limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.

•
As of June 30, 2011, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 75% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (mainly senior debt, mortgage backed securities, subordinated debt and preferred shares) with a moderately conservative maturity (4.3 years as of June 30, 2011). All this results in moderate needs of recourse to short term wholesale financing at the Group level.

Our units in the area of convertible currencies and Latin America obtained a total of €26.0 billion and €5.5 billion, respectively, in medium and long-term issues in the wholesale markets during the first half of 2011.

•
High capacity to obtain liquidity on the balance sheet. We have a diversified portfolio of liquid assets (or that can become liquid in the short term) appropriate to our positions. In addition, we have a large amount of assets which can be discounted in central banks (European Central Bank, Bank of England and the Federal Reserve). At June 30, 2011, they amounted to more than €95 billion.

•	Access to the wholesale markets for liquidity on the basis of high short and long-term ratings.
•
Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries must obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the Parent bank to finance their activity. An exception is Santander Consumer Finance (SCF), whose commercial activity is more liquidity demanding and traditionally relied on support from the Parent. Nevertheless, this financial dependency has been reduced during recent years. The direct access by SCF to wholesale markets, mainly through securitizations and structured funding and the increase of its customer deposits is moving SCF closer to self-sufficiency, in accordance with the Santander model.

The Group, as a holding company, carries out the functions of control and management, which means planning the funding needs, structuring the financing sources, optimizing their diversification by maturities, instruments and markets, as well as defining contingency plans.
In practice, the Group’s liquidity management consists of the following:
•
A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the annual issuance and securitization plan is established.

•	During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan; and
•
Control and analysis of liquidity risk. The main objective is to ensure that the Group maintains acceptable levels of liquidity to cover its financing needs in the short and long-term under normal market situations. Various control measures are used such as the liquidity gap and liquidity ratios.

Various scenarios are also analyzed (stress scenarios) in which additional needs are considered because of various rare but possible events. By doing this, a wide range of contingencies that could affect the Group with a greater or lesser probability are covered, which enable it to prepare the corresponding contingency plans.

The analysis of scenarios conducted during the first half of 2011 shows that the Group, even in a scenario of minimal demand for medium and long-term issues, maintained an adequate liquidity situation.

B.2. Exchange rate risk; Portfolio of industrial and strategic shareholdings
B.2.1. Exchange rate risk
Structural exchange rate risk arises from Group operations in currencies, mainly permanent financial investments, results and the dividends of these investments.
This exchange rate risk management is dynamic and seeks to limit the impact on equity of currency depreciations and to optimize the financial cost of hedging.
With respect to the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-time hedging is also done when a local currency could weaken against the euro significantly more quickly than the market is discounting.
At June 30, 2011, the largest exposures of a permanent nature (with potential impact on equity) were concentrated in Brazilian reais, followed by sterling pounds, Mexican pesos, US dollars and Polish zlotys. The Group covers part of these positions of a permanent nature with exchange-rate derivatives.
In addition, Corporate Activities at the consolidated level is responsible for exchange-rate management of the Group’s expected results and dividends in those units whose currency is not the euro.
B.2.2. Portfolio of industrial and strategic shareholdings
In the first half of 2011, the exposure to industrial and strategic equity portfolios decreased slightly, 1.4% in MtM terms. There were no significant variations in the composition of the portfolio. The risk of the structural equity portfolio, measured in terms of daily VaR, decreased 8% compared to the end of 2010, down to €202 million.
The average daily VaR for the first half of 2011 was €213 million, with a minimum of €182 million and a maximum of €252.6 million, in April and February 2011, respectively.
C. Structured financing transactions
Despite the complicated economic environment, Santander achieved growth of 13% in this activity in the first half of 2011 compared to the previous year end. The committed exposure at June 30, 2011, was of €22,047 million, which corresponds to 708 transactions, well-diversified across sectors and countries. Leadership in project finance was strengthened with an exposure of €13,676 million (507 transactions), followed by €4,692 million in acquisition finance (40 transactions), while leveraged buy-outs (LBOs) and others amounted to €3,679 million (161 transactions).
Loan-loss provisions for the whole portfolio of structured finance were €138 million at the same date. In order to reduce Santander’s net exposure in project finance there have been three issuances of CLOs, amounting to €1.2 billion.
As a result of integrating Alliance & Leicester into the Group in 2008, we maintain a portfolio of structured transactions. It is a diversified portfolio of specialized financing transactions. The exposure at the end of June 2011, £4,464 million, was 9.5% lower compared to 2010 year-end.
D. Exposures related to complex structured assets
Grupo Santander continued to have highly limited exposure to complex structured instruments or vehicles, reflecting a management culture in which prudent risk management is one of the main identifying features. Specifically, at the end of June 2011, the Group had:
•
CDOs/CLOs: exposure amounting to €408 million (€486 at the end of 2010), mainly as a result of the integration of the Alliance & Leicester portfolio in 2008. Currently, 74% of this portfolio had a rating of AA or above.

•	US Non-Agency CMOs and pass-throughs with underlying mortgage alt-A4: exposure of €436 million (in US$ terms, it decreased 26% compared to 2010 year-end).
•
Hedge funds: the total exposure was not significant (€499 million) and consisted largely of the financing provided to these funds (€245 million), the remainder being direct portfolio investments. This exposure involved low levels of loan-to-value risk -around 33% (collateral of €1,513 million at the same date). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund.

•	Conduits: the positions inherited from buying Alliance & Leicester were integrated at market prices into the Group’s balance sheet in the third quarter of 2010.
•
Monolines: Santander’s exposure to monoline insurers amounted to €187 million[5] (€274 million in December 2010), and related mainly to indirect exposure, totaling €163 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default risk in this case. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies).

Overall, it can be asserted that the exposure to these instruments arising from the Group’s ordinary operations has decreased. In addition, most of the exposure is related to the integration of exposures at entities acquired by the Group, such as Alliance & Leicester and Sovereign Bank (in 2008 and 2009, respectively). These exposures were known at the time of the purchase and adequate provisions were recognized.
Santander’s policy for the approval of new transactions in these products continues to be very prudent and conservative, and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying asset, the risk division checks:
•	whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure and

•	whether the inputs enabling application of this valuation model are observable in the market.
Provided the two aforementioned conditions are met, the risk division ascertains:
•	the availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions and

•	the degree of liquidity of the product or underlying asset, with a view to arranging the related hedge on a timely basis.
E. Internal model
Bank of Spain approved at the end of 2008 the use of our internal market risk model for calculating regulatory capital for the trading activity booked in Spain. At the end of 2010 the trading activities of Chile and Portugal were incorporated in the internal model perimeter for the calculation of the Market Risk Regulatory Capital. The Group’s objective is to gradually increase approval for the rest of the units.
As a result of this approval, the regulatory capital of trading activity is now calculated via advanced methods instead of the previous standard methods. The VaR calculated for the Market Risks Area is the fundamental metric and incorporates an incremental default risk.

[4]
Alternative A-paper: mortgages originated in the US market which for various reasons are considered as having an intermediate risk level between prime and subprime mortgages (not having all the necessary information, loan-to-value levels higher than usual, etc).

[5]	Guarantees provided by monolines for bonds issued by US states (municipal bonds) are not considered as exposure.

We closely co-operate with Bank of Spain in order to advance in the perimeter permitted to utilize the Internal Model (at the geographic and operational levels), as well as analysis of the impact of future requirements (Incremental Risk Capital, Stressed VaR, Comprehensive Risk Method), in line with the consultative documents published by the Basel Committee in December 2009 to strengthen the capital of banks6.
F. Capital Management
Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.
With respect to capital ratios, Grupo Santander’s eligible stockholders’ equity was €64,877 million at June 30, 2011, representing a €19,117 million surplus over the minimum required by the Bank of Spain. In accordance with the criteria of the Bank for International Settlements (BIS II), at June 30, 2011 the BIS II ratio was 13.1%, Tier I 10.4% and core capital 9.2% (as compared to 13.1%, 10.0% and 8.8%, respectively, at December 31, 2010).
G. Market Risk: VaR Consolidated Analysis
Our total daily VaR (considering all factors: interest rate risk, foreign exchange rate risk and equity price risk) as of December 31, 2010, and June 30, 2011, broken down by trading and structural (non-trading) portfolios, were as set forth below.
Figures in millions of EUR

		June 30, 2011
	December 31, 2010	Low	Average	High	Period End
TOTAL	580.4	390.5	469.2	563.0	390.5
Trading	29.6	17.7	25.0	33.2	23.4
Non-Trading	582.1	385.4	465.3	564.4	385.4
Diversification Effect	-31.3	-12.6	-21.1	-34.5	-18.4
The diversification effect is calculated as the sum of the individual or “stand alone” VaR of each portfolio minus the total VaR of the consolidated portfolio.
We calculate the VaR for full revaluation (individual pricers for each position) or second-order Taylor approximation for the most complex portfolios. We include several individual factors such as each interest rate curve involved, individual share prices, currencies and volatility matrices. For reporting purposes, we group them based on the primary factor (interest rate, equity, foreign exchange, credit spread and commodities).
Our daily VaR (considering each factor of interest rate risk, foreign exchange rate risk and equity price risk individually) were as set forth below.
Interest Rate Risk

		June 30, 2011
	December 31, 2010	Low	Average	High	Period End
Interest Rate Risk
Trading	19.0	11.4	16.2	21.1	17.7
Non-Trading	309.2	256.0	269.7	284.4	269.9
Diversification Effect	-18.4	-11.1	-15.7	-20.3	-17.1

TOTAL	309.8	256.2	270.1	285.2	270.4

[6]	“Basel III: A global regulatory framework for more resilient banks and banking systems” and “Basel III: International framework for liquidity risk measurement, standards and monitoring.”

Foreign Exchange Rate Risk

		June 30, 2011
	December 31, 2010	Low	Average	High	Period End
Exchange Rate Risk
Trading	13.9	7.5	10.3	19.1	11.5
Non-Trading	391.3	324.0	379.7	430.7	324.0
Diversification Effect	-13.6	-7.4	-10.2	-18.7	-11.3

TOTAL	391.6	324.0	379.8	431.1	324.2
Equity Price Risk

		June 30, 2011
	December 31, 2010	Low	Average	High	Period End
Equity Price Risk
Trading	8.8	2.8	5.0	22.7	2.8
Non-Trading	218.5	182.0	213.3	252.6	202.0
Diversification Effect	-8.6	-2.7	-4.9	-21.7	-2.7

TOTAL	218.7	182.0	213.4	253.6	202.0
Our daily VaR estimates by activity were as set forth below.

		June 30, 2011
	December 31, 2010	Low	Average	High	Period End
Trading
Interest Rate	19.0	11.4	16.2	21.1	17.7
Exchange Rate	13.9	7.5	10.3	19.1	11.5
Equity	8.8	2.8	5.0	22.7	2.8
Credit Spread	14.7	11.0	14.8	18.6	12.2
Commodities	1.0	0.2	0.7	3.9	0.5

TOTAL	29.6	17.7	25.0	33.2	23.4

Non-Trading Interest Rate
Interest Rate	309.2	256.0	269.7	284.4	269.9

Non-Trading Foreign Exchange
Exchange Rate	391.3	324.0	379.7	430.7	324.0

Non-Trading Equity
Equity	218.5	182.0	213.3	252.6	202.0

TOTAL	580.4	390.5	469.2	563.0	390.5

Interest Rate	309.8	256.2	270.1	285.2	270.4
Exchange Rate	391.6	324.0	379.8	431.1	324.2
Equity	218.7	182.0	213.4	253.6	202.0

Item 6
Recent Events
Interim dividends
Scrip dividend
At its meeting on January 13, 2011, the Bank’s executive committee resolved to apply the Santander Dividendo Elección program on the dates on which the third interim dividend is traditionally paid, and offered shareholders the option of receiving an amount equal to this dividend of €0.117 per share, to be paid in shares or cash.
On February 1, 2011, we announced that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the Santander Dividendo Elección program with respect to 2010 was carried out ended on January 31, 2011.
During the period set for that purpose, the holders of 13.26% of the free allotment rights accepted the irrevocable undertaking to waive their free allotment rights issued by Banco Santander. Consequently, Banco Santander has acquired 1,104,183,097 rights for a total gross consideration of €129,189,422.35. Banco Santander has waived the free allotment rights so acquired.
The holders of the remaining 86.74% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of €0.5 of face value issued in the free-of-charge capital increase is 111,152,906, corresponding to 1.33% of the share capital at the date of the capital increase, and the amount of the capital increase is €55,576,453. The value of the remuneration corresponding to the shareholders who have requested new shares amounts to €845,317,850.13.
The authorization for the admission to listing of the new shares in the Spanish Stock Exchanges and in the other stock exchanges where Banco Santander is listed was granted in February 2011.
On November 2, 2011, we informed that the trading period for the free allotment rights corresponding to the free-of-charge capital increase through which the Santander Dividendo Elección program with respect to 2011 is carried out ended on October 31, 2011.
The holders of 72.99% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of €0.5 of face value issued in the free-of-charge capital increase is 125,742,571, corresponding to 1.49% of the share capital at the date of the capital increase, and the amount of the capital increase is €62,871,285.50. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounts to €776,334,633.35.
The holders of the remaining 27.01% of the free allotment rights have accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander has acquired 2,280,112,395 rights for a total gross consideration of €287,294,161.77. Banco Santander has waived the free allotment rights so acquired.
The authorization for the admission to listing of the new shares in the Spanish Stock Exchanges was granted in November 2011.
Payment of fourth dividend for 2010
On February 3, 2011, we announced the payment of the fourth dividend for 2010 for a gross amount of €0.228766 per share, which was paid in cash on May 1, 2011. This was our final dividend with respect to 2010, resulting in a total remuneration of €0.60 per share and a total of €4,999 million distributed to our shareholders.

Payment of first dividend for 2011
In June 2011, our board of directors approved a first dividend on account of the earnings for the 2011 financial year for a gross amount of €0.135234 per share which was paid on August 1, 2011. This amount is the same as the one paid in August 2010 as a first interim dividend on account of the earnings for 2010.
Directors and Senior Management
On July 22, 2011, we announced that our Board of Directors, at the proposal of the Appointments and Remuneration Committee, had resolved to appoint by co-option Vittorio Corbo as an external director, effective July 22, 2011.
Vittorio Corbo is one of Chile’s most renowned economists. Between 2003 and 2007 he served as President of the Central Bank of Chile. At present, he is a senior associated researcher of the Center for Public Studies (Centro de Estudios Públicos) of Chile, full time professor of the Catholic University (Universidad Católica) of Chile, advisor to the World Bank and to the Inter-American Development Bank, Member of the Advisory Board to the World Bank’s Chief Economist and member of the Advisory Board to Stanford Center for International Development, among other positions. Vittorio Corbo is a director of Banco Santander Chile.
On October 25, 2011, we announced that our board of directors resolved to leave record of the resignation of Assicurazioni Generali S.p.A. from its position as director of the Bank, which is effective from October 24, 2011.
Acquisitions, Dispositions, Reorganizations and Other Recent Events
Skandinaviska Enskilda Banken’s commercial banking business (SEB Germany)
On July 12, 2010, we made an announcement regarding the agreement entered into with Skandinaviska Enskilda Banken (SEB Group) for the acquisition by our German subsidiary Santander Consumer Bank AG of SEB’s commercial banking business in Germany. As a result of the acquisition of this business, which comprises 173 branches and offers services to a million customers, the number of Santander Consumer Bank branches in Germany almost doubled and the Group’s headcount increased by approximately 2,200.
Following the relevant regulatory approval, the transaction was completed on January 31, 2011 for €494 million (€555 million less certain adjustments made to the acquisition price agreed upon by the parties), subject to such adjustments as might arise after the review of the net assets acquired.
Acquisition of the Polish institution Bank Zachodni WBK
On September 10, 2010, we announced that we had reached an agreement with Allied Irish Banks (“AIB”) to acquire 70.36% of the Polish institution Bank Zachodni WBK (“BZ WBK”) for an amount of approximately €2.938 billion in cash. On February 7, 2011, we announced that we had launched a tender offer in Poland (the “Tender Offer”) for 100% of the share capital of BZ WBK in accordance with applicable Polish law and regulation. The Tender Offer forms part of the agreement of Banco Santander with AIB for the acquisition of AIB’s stake in BZ WBK announced in September 10, 2010.
Under the Tender Offer, Banco Santander offered PLN 226.89 in cash per share (approximately €58.74) resulting in a total maximum consideration of PLN 16,580,216,589.57 (approximately €4,293.4 million) for the total share capital of BZ WBK.
The Tender Offer was made in Poland subject to Polish law and subject to the terms and conditions included in the Tender Offer document (dokument wezwania) submitted to the Polish securities regulator — Polish Financial Supervision Commission (Komisja Nadzoru Finansowego) and the Warsaw Stock Exchange (Giełda Papierów Wartościowych w Warszawie S.A.). The consummation of the Tender Offer was subject to the satisfaction of the conditions indicated in the Tender Offer document, including the acceptance of the tender offer by holders of more than 70% of the outstanding shares of BZ WBK and the approval by the Polish regulatory authorities of the acquisition by Grupo Santander of BZ WBK.
The acceptance period of the tender offer commenced on February 24, 2011 and ended on March 25, 2011.

69,912,653 BZ WBK shares were tendered, representing 95.67% of BZ WBK’s capital. Since the Tender Offer was made at a cash price of 226.89 PLN per share (approximately €57.05), the purchase of the shares tendered in the offer resulted in a payment of 15,862.48 million PLN (approximately €3,988.6 million).
Since the 70% acceptance threshold (which was a condition of the Tender Offer) was exceeded and all the remaining conditions, including the obtaining of the appropriate regulatory authorizations, were met, the tender offer was settled and the transfer of the shares was made on April 1, 2011.
Additionally, on April 1, 2011, we acquired AIB’s 50% stake in BZ WBK Asset Management for €150 million in cash.
Finally, in May and June 2011, we acquired 113,336 additional BZ WBK shares. As a result, our share in its capital increased to 95.83%.
Sales of 1.9% and 7.8% of Banco Santander Chile
On February 17, 2011, we announced that we had sold shares representing 1.9% of the share capital of Banco Santander Chile, for a total consideration of US$291 million. This transaction generated a capital gain for Banco Santander of approximately €110 million, entirely accounted for as reserves. Following the transaction, we hold a 75% stake in the share capital of Banco Santander Chile.
On November 22, 2011, we announced the launch of a public secondary offering of approximately 14,741.6 million shares of common stock of Banco Santander Chile, representing 7.8% of the company’s share capital. The shares being offered are currently the property of Teatinos Siglo XXI Inversiones Ltda., a member of Grupo Santander. The offer is registered with the U.S. Securities and Exchange Commission (SEC) and will be underwritten.
On December 7, 2011, we announced that we had successfully completed the secondary public offering of Banco Santander Chile shares. As a result, 7.82% of the capital of such bank has been sold at a price of 33 Chilean pesos per share and US$66.88 per ADR. The placement amounted to US$950 million, with a positive impact on the core capital of the Group of 11 basis points.
Following the transaction, we hold 67% of the share capital of Banco Santander Chile. We have agreed not to reduce our stake in Banco Santander Chile for one year.
Agreement with Zurich Financial Services Group
On February 22, 2011, the Group signed a Memorandum of Understanding with insurer Zurich Financial Services Group (“Zurich”) to form a strategic alliance to strengthen insurance distribution in five Latin American markets key for Grupo Santander: Brazil, Chile, Mexico, Argentina and Uruguay. The transaction closed in November 2011.
The Group has created a holding company consisting of the Group’s insurance units in Latin America. Zurich has acquired 51% of the company and manages the companies. The Group retains a 49% stake and has entered into an agreement to distribute the alliance’s insurance products in each country for 25 years. According to the agreement, the Group receives 100% of the revenues from commissions on the distribution of products.
The capital gains expected from the transaction will be recorded in our December 31, 2011 financial statements.
Santander Banif Inmobiliario
On December 3, 2010, exclusively for commercial reasons, we decided to contribute resources to the Santander Banif Inmobiliario, FII property investment fund (the “Fund”) through the subscription of new units and the granting of a two-year liquidity guarantee in order to meet any outstanding redemption claims by the unit holders of the Fund and to avoid winding up the Fund. We offered the unit holders of the Fund the opportunity to submit new requests for the total or partial redemption of their units or for the total or partial revocation of any redemption requests that they had previously submitted. Any such requests were required to be submitted before February 16, 2011.
Redemptions from the Fund, managed by Santander Real Estate, S.G.I.I.C. S.A., had been suspended for a period of two years in February 2009, in accordance with the request filed with the Spanish National Securities Market Commission (CNMV), due to the lack of sufficient liquidity to meet the redemptions requested at that date.
On March 1, 2011, we paid the full amount of the redemptions requested by the Fund’s unit holders, which amounted to €2,501 million (93.01% of the Fund’s net assets), through the subscription of the related units by us at their redemption value at February 28, 2011.

Following the aforementioned acquisition, we own 96.62% of the Fund. The suspension of redemptions was lifted from said date and the Fund is operating normally.
Metrovacesa
On March 17, 2011, the creditor entities that had been party to the agreement for the restructuring of Metrovacesa’s debt in 2009, including Banco Santander, S.A. and Banco Español de Crédito, S.A., entered into a capitalization and voting agreement relating to Metrovacesa (which is subject to certain conditions precedent, including the implementation by Metrovacesa of a capital increase through monetary contributions and the conversion of debt into equity) whereby the creditor entities, taken as a whole, will convert approximately €1,360 million of Metrovacesa’s financial debt into equity, the Group’s share of which would be €492 million.
On June 28, 2011, the shareholders at the annual general meeting of Metrovacesa resolved to approve the aforementioned capital increase for a par value of €1,949 million, subject to certain conditions precedent such as the Spanish National Securities Market Commission (CNMV) releasing the Group from the obligation to launch a takeover bid for all of the share capital, since the transaction might raise the Group’s holding in the share capital of Metrovacesa above 30%. This release was granted on July 6, 2011.
On August 1, 2011, we announced that, following the execution of the capital increase of Metrovacesa, S.A. as approved by the shareholders at the Annual General Meeting held on June 28, 2011, Banco Santander, S.A. and the individuals and legal entities whose voting rights are attributed to the Bank pursuant to the assumptions provided in article 5 of Royal Decree 1066/2007, of July 27, governing the legal framework for public take-over bids of securities, have become the holders of a total of 344,530,740 shares in Metrovacesa, S.A., representing 34.88% of the referred company’s share capital (excluding the treasury shares held by it which, according to the information provided by Metrovacesa, S.A., amounted to 401,769 as at July 29, 2011).
The Group considers that, as a result of the aforementioned conversion of debt into equity, the positions held with Metrovacesa will not suffer further impairment.
Valores Santander
With regard to the currently outstanding Valores Santander, for which a prospectus was registered with the Spanish Comisión Nacional del Mercado de Valores on September 19, 2007, we announced on October 11, 2011, that we received conversion requests in relation to 3,458 of such Valores Santander in the ordinary conversion period ended October 3, 2011.
Pursuant to the terms of such securities, we have issued 1,223,457 new shares in exchange for those Valores Santander. The public deed formalizing the capital increase was registered with the Commercial Registry of Cantabria on October 10, 2011. The authorization for the admission to listing of the new shares in the Spanish Stock Exchanges was granted on October 11, 2011. These new shares carry the right to participate in the scrip dividend scheme to be applied to the second 2011 interim dividend as announced on October 6, 2011.
On November 21, 2011, we announced that in view of the free-of-charge capital increase of Banco Santander by means of which the Santander Dividendo Elección program corresponding to the second 2011 interim dividend had been implemented, the result of which was notified as a material fact on November 2, 2011, we agreed to amend the conversion ratio corresponding to the Valores Santander (i.e., the number of Banco Santander shares to which each Valor Santander gives right) pursuant to the anti-dilution mechanism set forth in the prospectus.
The new price of each Banco Santander share for conversion purposes has been set at 13.93 euros. Therefore, the new conversion ratio applicable to the Valores Santander is 358.937544867193 Banco Santander shares for each Valor Santander, which is the result of dividing the face value of each Valor Santander (€5,000) by the aforementioned price (€13.93).
New partners for Santander Consumer USA
On October 21, 2011 we announced that Santander Consumer USA will increase its capital by approximately $1.15 billion, with Sponsor Auto Finance Holdings Series, an entity held by funds affiliated with Warburg Pincus, Kohlberg Kravis Roberts and Centerbridge Partners, investing $1 billion in the company and Dundon DFS investing approximately another $150 million.

The transaction values the company at $4 billion. Following this transaction, Santander will realize a capital gain of approximately $1 billion. The capital gain will be fully allocated to reinforce the Group’s balance sheet.
Following this transaction, Grupo Santander will have a 65% stake in Santander Consumer USA; Kohlberg Kravis Roberts, Warburg Pincus and Centerbridge Partners (through Sponsor Auto Finance Holdings Series) 25%; and Dundon DFS 10%.
The transaction is subject to customary closing conditions, including the receipt of the relevant regulatory approvals.
Offer to exchange subordinated debt instruments for non-subordinated debt instruments
On November 15, 2011, we announced an offer (“the Offer”) to holders of the existing securities identified in the table below (“the Existing Securities”), to exchange Existing Securities for new securities to be issued (“the New Securities”).
The Existing Securities constituted nine series of subordinated debt instruments issued by Santander Issuances, S.A.U., which are listed on the Luxembourg Stock Exchange.
The New Securities senior debt instruments denominated in pounds sterling and euros with a maturity date of December 1, 2015. The New Securities will trade on the Luxembourg Stock Exchange.
The amount of the relevant series of New Securities which each tendering bondholder received was calculated using the relevant exchange ratio (as set forth in the table below) to the principal amount of Exchange Securities validly tendered and accepted, subject to a minimum amount of €100,000 or £100,000, as the case may be.

			Exchange Ratio
Series No.	Name of Existing Security (1)	ISIN	(%)
1	Santander Issuances, S.A. Unipersonal €1,500,000,000 Callable Subordinated Step-Up Floating Rate Instruments due 2017	XS0291652203	90.50
2	Santander Issuances, S.A. Unipersonal €550,000,000 Callable Subordinated Step-Up Floating Rate Instruments due 2017	XS0261717416	90.00
3	Santander Issuances, S.A. Unipersonal €1,500,000,000 Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2017	XS0327533617	90.00
4	Santander Issuances, S.A. Unipersonal £300,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018	XS0284633327	88.00
5	Santander Issuances, S.A. Unipersonal €500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018	XS0255291626	88.00
6	Santander Issuances, S.A. Unipersonal €500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2019	XS0301810262	87.00
7	Santander Issuances, S.A. Unipersonal €449,250,000 Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2019	XS0440402393	99.50
8	Santander Issuances, S.A. Unipersonal £843,350,000 Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2019	XS0440403797	94.00
9	Santander Issuances, S.A. Unipersonal Series 1 €500,000,000 Guaranteed Fixed to Floating Rate Subordinated Instruments due 2019	XS0201169439	87.00

(1)
All references to an amount in euro or in pounds sterling in this column are to the original nominal amount of the Existing Securities. Such nominal amount may have been reduced by prepayments in accordance with the terms of such Existing Securities.

We will obtain the funds to comply with our payment obligations derived from the Offer from our ordinary available liquidity.
The rationale for the exchange offer is to seek to effectively manage the Group’s outstanding liabilities, taking into consideration prevailing market conditions.
On November 24, 2011, in relation to the securities numbered 1 to 8 referred to in the table above, we announced (i) the aggregate nominal amount of the Existing Securities accepted for the exchange; and (ii) the final nominal amount and interest rate of the New Securities. Such amounts as set forth in the table below.

		Aggregate Amount of		Aggregate Outstanding
		Existing Securities	Aggregate Nominal Amount of	Amount of Existing Securities
Series No.	ISIN	accepted for Exchange	New Securities to be issued	after the exchange
1	XS0291652203	€ 274,000,000	€ 243,300,000	€ 1,226,000,000
2	XS0261717416	€ 202,200,000	€ 180,000,000	€ 347,800,000
3	XS0327533617	€ 394,250,000	€ 347,500,000	€ 1,105,750,000
4	XS0284633327	£ 146,053,000	£ 124,800,000	£ 153,947,000
5	XS0255291626	€ 165,471,000	€ 141,300,000	€ 334,529,000
6	XS0301810262	€ 85,150,000	€ 72,600,000	€ 414,850,000
7	XS0440402393	€ 135,500,000	€ 131,500,000	€ 313,750,000
8	XS0440403797	£ 70,950,000	£ 65,000,000	£ 772,400,000
The final nominal amount and interest rate of the New Securities are set forth below:
•	€1,116,200,000 3.381% senior notes due December 1, 2015.

•	GBP 189,800,000 3.160% senior notes due December 1, 2015.
The effect of the global result of the exchange offers on our financial statements will be duly announced once such offers have been settled.
Offer to repurchase preference shares and subscribe Banco Santander shares
On December 2, 2011, we announced an offer (the “Repurchase Offer”) to repurchase Series X Preference Shares issued by Santander Finance Capital, S.A.U. in June 2009 and guaranteed by the Bank (the “Series X Preference Shares”) and a simultaneous public offer to subscribe for newly-issued shares of Banco Santander (the “New Shares”), on the terms set out below. We refer to the Repurchase Offer and the issuance of New Shares as the “Capital Increase.”
In order to participate in the Repurchase Offer, holders of Series X Preference Shares must irrevocably request to subscribe for the number of New Shares which corresponds to the repurchase price of their Series X Preference Shares. The New Shares will, in turn, be offered solely to the abovementioned holders of Series X Preference Shares who accept the Repurchase Offer. The Repurchase Offer and the Capital Increase are reciprocally conditional and it is not possible to participate in one without participating in the other. The Repurchase Offer is available to holders of Series X Preference Shares as of December 5, 2011.
The offer price per Series X Preference Share corresponds to the nominal value (€25.00), which will be paid in cash. Those wishing to accept the Repurchase Offer will have to simultaneously request to subscribe for the number of New Shares that corresponds to the aggregate purchase price for their Series X Preference Shares, this price being used to pay for the New Shares so subscribed. Holders will have to tender all of their Series X Preference Shares if they tender any.
Independently of the Repurchase Offer, all holders of the Series X Preference Shares (whether or not they accept the Repurchase Offer) will receive the remuneration corresponding to the fourth quarter on December 30, 2011.
The period for acceptance of the Repurchase Offer and for subscription of the New Shares (the “Acceptance Period”) will begin on the trading day following registration by the CNMV of the information prospectus relating to the Capital Increase and will end on December 23, 2011.
The issue price of the New Shares (nominal plus premium) will be equal to the arithmetic mean of the average weighted prices of Banco Santander shares on the Spanish stock exchanges during the Acceptance Period. Consequently, the number of New Shares to be subscribed by each holder of Series X Preference Shares who decides to accept the Repurchase Offer will be that which results from dividing the nominal value of the preference shares by the issue price of the New Shares.
The maximum cash amount (nominal plus premium) of the Capital Increase will be €1,965,615,725, which is the total nominal value of the outstanding Series X Preference Shares.
The holders of Series X Preference Shares who accept the Repurchase Offer and, accordingly, subscribe to the Capital Increase will have the right to participate in the Santander Dividendo Elección program (scrip dividend) as of the payment date of the third interim dividend.
Sale of the Colombian unit to the Chilean group Corpbanca
On December 6, 2011, we reported that we had reached an agreement with the Chilean group Corpbanca for the sale of Banco Santander Colombia and its other subsidiaries in that country.
The transaction values our Colombian operations (which in 2010 contributed US$54 million to the Group’s profits and is not a core market for the Group) at US$1,225 million and will generate for Santander a capital gain of approximately €615 million, which will be fully allocated to reinforce our balance sheet.
Banco Santander Colombia shares are listed on the Colombian Stock Exchange and has a free float of approximately 2.15% of its share capital.
The transaction is subject to obtaining the relevant regulatory approvals and to the delisting of the shares of Banco Santander Colombia. The transaction is expected to be completed within the first semester of 2012.
New capital requirements
On December 8, 2011, the European Banking Authority (EBA) published aggregate figures relating to capital requirements of a temporary and extraordinary nature applicable to financial institutions, calculated on the basis of data as of September 30, 2011.
According to the updated calculations, the additional capital required for Grupo Santander amounts to €15,302 million versus the €14,971 million published by the EBA on October 26, 2011, which was based on estimated figures for September 30, 2011.
In accordance with the new requirements of the EBA, our objective is to attain a 10% core capital ratio by June 30, 2012, which we expect to achieve through the organic creation of capital, optimization of risk-weighted assets, expansion of the use of internal capital calculation models and other measures, including the possible sale of assets.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2011:

			(c) Total number of shares (or	(d) Maximum number (or
	(a) Total number of	(b) Average price	units) purchased as part of	approximate dollar value) of shares
	shares (or units)	paid per share (or	publicly announced plans or	(or units) that may yet be purchased
2011	purchased	unit)	programs	under the plans or programs
January	79,225,239	7.36	—	—
February	32,148,252	8.76	—	—
March	66,854,716	8.15	—	—
April	163,846,496	8.02	—	—
May	84,014,688	8.29	—	—
June	69,115,654	7.67	—	—
Total	495,205,045
During the first six months of 2011, all purchases and sales of equity securities were made in open-market transactions.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.
By:	/s/ José Antonio Álvarez
	Name:	José Antonio Álvarez
	Title:	Chief Financial Officer
Date: December 9, 2011

INDEX TO FINANCIAL STATEMENTS
(a)	Index to Financial Statements

SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010
(Thousands of Euros)

	Note	06/30/11	12/31/10
ASSETS

CASH AND BALANCES WITH CENTRAL BANKS		90,002,981	77,785,278

FINANCIAL ASSETS HELD FOR TRADING	5	164,300,796	156,761,730

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	30,986,214	39,480,171

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	90,475,905	86,234,826

LOANS AND RECEIVABLES	5	764,588,404	768,858,435

HELD-TO-MATURITY INVESTMENTS	5	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,089,343	1,464,203

HEDGING DERIVATIVES		6,049,092	8,227,013

NON-CURRENT ASSETS HELD FOR SALE	6	6,795,568	6,285,020

INVESTMENTS:		293,207	272,915
Associates		293,207	272,915
Jointly controlled entities		—	—

INSURANCE CONTRACTS LINKED TO PENSIONS		2,183,999	2,219,948

REINSURANCE ASSETS		786,740	546,392

TANGIBLE ASSETS:	7	13,879,893	11,141,637
Property, plant and equipment		9,845,825	9,831,811
Investment property		4,034,068	1,309,826

INTANGIBLE ASSETS:	8	30,212,531	28,064,379
Goodwill		26,526,540	24,622,345
Other intangible assets		3,685,991	3,442,034

TAX ASSETS:		22,451,523	22,572,333
Current		5,491,691	5,483,665
Deferred		16,959,832	17,088,668

OTHER ASSETS		7,811,500	7,586,403

TOTAL ASSETS		1,231,907,696	1,217,500,683

LIABILITIES AND EQUITY

FINANCIAL LIABILITIES HELD FOR TRADING	9	131,909,453	136,771,837

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	72,638,422	51,019,749

FINANCIAL LIABILITIES AT AMORTISED COST	9	898,769,450	898,968,685

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		513,481	810,376

HEDGING DERIVATIVES		4,827,667	6,633,628

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		39,025	54,584

LIABILITIES UNDER INSURANCE CONTRACTS		10,774,786	10,449,274

PROVISIONS	10	16,039,677	15,659,853

TAX LIABILITIES:		9,137,782	8,618,390
Current		5,431,042	4,306,246
Deferred		3,706,740	4,312,144

OTHER LIABILITIES		7,595,152	7,599,849

TOTAL LIABILITIES		1,152,244,895	1,136,586,225

SHAREHOLDERS’ EQUITY:	11	77,696,767	77,333,542
Share capital		4,220,137	4,164,561
Share premium		29,446,037	29,457,152
Reserves		33,009,973	28,307,196
Other equity instruments		8,820,853	8,686,000
Less: Treasury shares		(159,681)	(192,288)
Profit for the year attributable to the Parent		3,500,860	8,180,909
Less: Dividends and remuneration	3	(1,141,412)	(1,269,988)

VALUATION ADJUSTMENTS:	11	(4,164,682)	(2,315,203)
Available-for-sale financial assets		(1,300,047)	(1,248,853)
Cash flow hedges		(111,536)	(171,762)
Hedges of net investments in foreign operations		(997,399)	(1,955,824)
Exchange differences		(1,755,731)	1,061,407
Non-current assets held for sale		—	—
Entities accounted for using the equity method		31	(171)

Other valuation adjustments		—	—

NON-CONTROLLING INTERESTS:	11	6,130,716	5,896,119
Valuation adjustments		647,083	838,415
Other		5,483,633	5,057,704

TOTAL EQUITY		79,662,801	80,914,458

TOTAL LIABILITIES AND EQUITY		1,231,907,696	1,217,500,683

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		55,393,220	59,795,253
CONTINGENT COMMITMENTS		203,120,351	203,709,393
The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated balance sheet at June 30, 2011.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Thousands of Euros)

		(Debit) Credit
	Note	06/30/11	06/30/10

INTEREST AND SIMILAR INCOME	12	29,457,429	25,223,027
INTEREST EXPENSE AND SIMILAR CHARGES		(14,305,120)	(10,723,562)
INTEREST INCOME /(CHARGES)		15,152,309	14,499,465
INCOME FROM EQUITY INSTRUMENTS	12	233,598	191,064
INCOME FROM COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		10,433	7,971
FEE AND COMMISSION INCOME	12	6,373,078	5,663,545
FEE AND COMMISSION EXPENSE		(1,049,623)	(854,651)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	804,849	1,193,862
EXCHANGE DIFFERENCES (net)		574,036	96,810
OTHER OPERATING INCOME	12	5,087,299	3,607,469
OTHER OPERATING EXPENSES		(5,048,701)	(3,532,005)
TOTAL INCOME		22,137,278	20,873,530
ADMINISTRATIVE EXPENSES		(8,693,831)	(7,882,237)
Personnel costs		(5,071,275)	(4,499,910)
Other general administrative expenses		(3,622,556)	(3,382,327)
DEPRECIATION AND AMORTIZATION		(1,037,379)	(928,414)
PROVISIONS (net)		(1,609,927)	(752,369)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(4,877,410)	(5,000,515)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)		(93,609)	(96,802)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		13,195	167,580
NEGATIVE GOODWILL ON BUSINESS COMBINATIONS		—	—
GAINS/(LOSSES) ON DISPOSAL OF NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(332,719)	(49,726)
OPERATING PROFIT/ (LOSS) BEFORE TAX		5,505,598	6,331,047
INCOME TAX		(1,523,913)	(1,414,547)
PROFIT FROM CONTINUING OPERATIONS		3,981,685	4,916,500
LOSS FROM DISCONTINUED OPERATIONS (net)		(6,157)	(13,030)
CONSOLIDATED PROFIT FOR THE PERIOD		3,975,528	4,903,470
Profit attributable to the Parent		3,500,860	4,445,349
Profit attributable to non-controlling interests		474,668	458,121
EARNINGS PER SHARE
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.40	0.51
Diluted earnings per share (euros)	3	0.39	0.51

From continuing operations:
Basic earnings per share (euros)	3	0.40	0.51
Diluted earnings per share (euros)	3	0.39	0.51
The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated income statement for the six-month period ended June 30, 2011.

SANTANDER GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Thousands of Euros)

	Note	06/30/11	06/30/10

CONSOLIDATED PROFIT FOR THE PERIOD		3,975,528	4,903,470

OTHER RECOGNIZED INCOME AND EXPENSE:		(2,040,811)	3,052,179
Available-for-sale financial assets:		(136,414)	(1,728,327)
Revaluation gains/(losses)	5	(50,832)	(1,491,931)
Amounts transferred to income statement		(85,582)	(236,396)
Other reclassifications		—	—
Cash flow hedges:		66,203	(352,955)
Revaluation gains/(losses)		45,089	(400,010)
Amounts transferred to income statement		21,114	47,055
Amounts transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedges of net investments in foreign operations:	11	958,425	(3,224,738)
Revaluation gains/(losses)		961,506	(3,224,738)
Amounts transferred to income statement		(3,081)	—
Other reclassifications		—	—
Exchange differences:	11	(2,983,662)	7,830,663
Revaluation gains/(losses)		(3,004,227)	7,878,631
Amounts transferred to income statement		20,565	(47,968)
Other reclassifications		—	—
Non-current assets held for sale:		—	(48)
Revaluation gains/(losses)		—	(48)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Actuarial gains/(losses) on pension plans		—	—
Entities accounted for using the equity method:		202	—
Revaluation gains/(losses)		202	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Other recognized income and expense		—	1,461
Income tax		54,435	526,123

TOTAL RECOGNIZED INCOME AND EXPENSE		1,934,717	7,955,649

Attributable to the Parent		1,651,381	6,861,217
Attributable to non-controlling interests		283,336	1,094,432
The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2011.

SANTANDER GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Thousands of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
		Share Premium
		and Reserves			Profit for
		Less	Other		the Period		Non-
	Share	Dividends and	Equity	Less:	Attributable	Valuation	Controlling	Total
	Capital	Remuneration	Instruments	Treasury Shares	to the Parent	Adjustments	Interests	Equity

Balance at 12/31/10	4,164,561	56,494,360	8,686,000	(192,288)	8,180,909	(2,315,203)	5,896,119	80,914,458
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,164,561	56,494,360	8,686,000	(192,288)	8,180,909	(2,315,203)	5,896,119	80,914,458
Total recognized income and expense	—	—	—	—	3,500,860	(1,849,479)	283,336	1,934,717
Other changes in equity	55,576	4,820,238	134,853	32,607	(8,180,909)	—	(48,739)	(3,186,374)
Capital increases/(reductions)	55,576	(56,845)	—	—	—	—	—	(1,269)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	139,585	—	—	—	—	139,585
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(3,201,450)	—	—	—	—	(317,319)	(3,518,769)
Transactions involving own equity instruments (net)	—	(7,308)	—	32,607	—	—	—	25,299
Transfers between equity items	—	8,180,909	—	—	(8,180,909)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	160,316	160,316
Equity-instrument-based payments	—	—	(3,800)	—	—	—	—	(3,800)
Other increases/(decreases) in equity	—	(95,068)	(932)	—	—	—	108,264	12,264
Balance at 06/30/11	4,220,137	61,314,598	8,820,853	(159,681)	3,500,860	(4,164,682)	6,130,716	79,662,801
The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2011.

SANTANDER GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Thousands of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
		Share Premium
		and Reserves			Profit for
		Less	Other		the Period		Non-
	Share	Dividends and	Equity	Less:	Attributable	Valuation	Controlling	Total
	Capital	Remuneration	Instruments	Treasury Shares	to the Parent	Adjustments	Interests	Equity

Balance at 12/31/09	4,114,413	51,616,027	7,188,465	(29,755)	8,942,538	(3,165,104)	5,204,058	73,870,642
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,114,413	51,616,027	7,188,465	(29,755)	8,942,538	(3,165,104)	5,204,058	73,870,642
Total recognized income and expense	—	—	—	—	4,445,349	2,415,868	1,094,432	7,955,649
Other changes in equity	—	5,749,978	76,376	(126,587)	(8,942,538)	—	(165,367)	(3,408,138)
Capital increases/(reductions)	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	76,689	—	—	—	—	76,689
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(2,938,185)	—	—	—	—	(178,046)	(3,116,231)
Transactions involving own equity instruments (net)	—	(7,682)	—	(126,587)	—	—	—	(134,269)
Transfers between equity items	—	8,942,538	—	—	(8,942,538)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	109,398	109,398
Equity-instrument-based payments	—	—	—	—	—	—	—	—
Other increases/(decreases) in equity	—	(246,693)	(313)	—	—	—	(96,719)	(343,725)
Balance at 06/30/10	4,114,413	57,366,005	7,264,841	(156,342)	4,445,349	(749,236)	6,133,123	78,418,153
The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2011.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Thousands of Euros)

	Note	06/30/11	06/30/10

A. CASH FLOWS FROM OPERATING ACTIVITIES		28,728,783	27,445,309

Consolidated profit for the period		3,975,528	4,903,470
Adjustments made to obtain the cash flows from operating activities:		10,289,763	8,066,823
Depreciation and amortization		1,037,379	928,414
Other adjustments		9,252,384	7,138,409
Net increase/(decrease) in operating assets and liabilities:		15,508,641	15,332,655
Operating assets		(4,444,066)	(16,327,430)
Operating liabilities		19,952,707	31,660,085
Income tax recovered/(paid)		(1,045,149)	(857,639)

B. CASH FLOWS FROM INVESTING ACTIVITIES		(7,137,433)	173,229

Payments:		(8,302,320)	(1,344,399)
Tangible assets	7	(844,404)	(1,161,043)
Intangible assets		(233,667)	(181,380)
Investments		(28,776)	(1,976)
Subsidiaries and other business units	2	(7,195,473)	—
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		1,164,887	1,517,628
Tangible assets	7	235,107	446,171
Intangible assets		—	—
Investments		—	—
Subsidiaries and other business units		—	—
Non-current assets held for sale and associated liabilities	6	929,780	1,071,457
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		(6,233,988)	(6,267,350)

Payments:		(10,471,429)	(10,511,340)
Dividends	3	(2,060,037)	(2,837,020)
Subordinated liabilities		(4,334,367)	(3,174,751)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments	11	(3,951,101)	(4,378,259)
Other payments related to financing activities		(125,924)	(121,310)
Proceeds:		4,237,441	4,243,990
Subordinated liabilities		48,449	—
Issuance of own equity instruments		—	—
Disposal of own equity instruments	11	3,969,196	4,243,990
Other proceeds related to financing activities		219,796	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(3,139,659)	4,815,512

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		12,217,703	26,166,700

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		77,785,278	34,889,413

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		90,002,981	61,056,113

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		5,231,815	4,899,361
Cash equivalents at central banks		84,771,166	56,156,752
Other financial assets		—	—
Less — Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		90,002,981	61,056,113

The accompanying explanatory Notes 1 to 15 are an integral part of the condensed consolidated statement of cash flows for the six-month period ended June 30, 2011.

Banco Santander, S.A. and Companies composing Santander Group
Explanatory notes to the half-yearly unaudited condensed consolidated financial statements for the six-month period ended June 30, 2011
1.	Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, the Santander Group (“the Group” or “Santander Group”).

The Group’s interim condensed consolidated financial statements for the six-month period ended June 30, 2011 (“half-yearly financial statements”) were prepared and signed by the Group’s directors at the board meeting held on July 21, 2011. The Group’s consolidated financial statements for 2010 were approved by the shareholders at the Bank’s annual general meeting on June 17, 2011.

b)	Basis of presentation of the half-yearly financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2010 were formally prepared by the Bank’s directors (at the Board meeting on March 21, 2011) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS — IASB” and together with IFRS adopted by the European Union “IFRS”), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2010 and the consolidated results of its operations, the consolidated recognized income and expense and the consolidated cash flows in 2010. The aforementioned basis of consolidation, accounting policies and measurement bases were in conformity with the IFRSs approved by the International Accounting Standards Board (IASB).

These half-yearly financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 1/2008, of January 30, of the Spanish National Securities Market Commission (CNMV). The aforementioned half-yearly financial statements will be included in the half-yearly financial report for the first half of 2011 to be presented by the Group in accordance with the aforementioned CNMV Circular 1/2008.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in the latest annual consolidated financial statements authorized for issue. Consequently, these half-yearly financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards and, accordingly, for a proper comprehension of the information included in these half-yearly financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies and methods used in preparing these half-yearly financial statements are the same as those applied in the consolidated financial statements for 2010, taking into account the standards and interpretations that came into force in the first half of 2011. In this connection it should be noted that:

•	The following standards and interpretations came into force and were adopted by the European Union in the first half of 2011:
•
Amendment to IAS 32, Classification of Rights Issues — This amendment relates to the classification of foreign currency denominated rights issues (rights, options or warrants). Pursuant to this amendment, when these rights are to acquire a fixed number of shares in exchange for a fixed amount, they are equity instruments, irrespective of the currency in which that fixed amount is denominated and provided that other specific requirements of the standard are fulfilled.

•
Revision of IAS 24, Related Party Disclosures — The revised IAS 24 addresses related party disclosures in financial statements. There are two new basic features. On the one hand, it provides a partial exemption from certain disclosure requirements when the transactions are between state-controlled entities or government-related entities (or entities related to an equivalent government institution) and, on the other, it simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition.

•
Amendment to IFRIC 14, Prepayments of a Minimum Funding Requirement — This amendment remedies the fact that in some circumstances entities could not recognize certain voluntary prepayments as an asset.

•
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments — This interpretation addresses the accounting by a debtor when all or part of a financial liability is extinguished through the issue of equity instruments to the creditor. The interpretation does not apply to transactions in situations where the counterparties in question are shareholders or related parties, acting in their capacity as such, or where extinguishing the financial liability by issuing equity instruments is in accordance with the original terms of the financial liability. When this interpretation is applicable, the equity instruments issued are measured at fair value at the date the financial liability is extinguished and any difference between this fair value and the carrying amount of the liability extinguished is recognized in profit or loss.

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s half-yearly financial statements.
•
Also, at the date of preparation of these half-yearly financial statements, the following standards and interpretations which effectively come into force after June 30, 2011 had not yet been adopted by the European Union:

•
IFRS 9, Financial Instruments: Classification and Measurement (obligatory as from January 1, 2013), which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets. IFRS 9 contains significant differences from the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current “held-to-maturity investments” and “available-for-sale financial assets” categories, impairment analysis only for assets carried at amortized cost and non-separation of embedded derivatives in financial asset contracts.

•
Amendment to IFRS 7, Financial Instruments: Disclosures (obligatory for reporting periods beginning on or after July 1, 2011) — Transfers of Financial Assets. IFRS 7 reinforces the disclosures on transfers of financial assets that are not derecognized or, principally, those that qualify for derecognition but in which the entity still has continuing involvement.

•
Amendment to IAS 12, Income Tax — IAS 12 provides that the measurement of deferred tax assets and liabilities arising from investment property is dependent on whether the carrying amount of the investment property is expected to be recovered through use or sale.

•	Amendments to IFRS 1 on the presentation of financial statements after severe hyperinflation.

•
IFRS 10, Consolidated Financial Statements (obligatory for reporting periods beginning on or after January 1, 2013) — This standard will replace the current IAS 27 and SIC 12, introducing a single basis for consolidation (control), irrespective of the nature of the investee. IFRS 10 amends the current definition of control. The new definition of control consists of three elements of control, namely, power over the investee, exposure, or rights, to variable returns from involvement with the investee and the ability to use power over the investee to affect the amount of the investor’s returns.

•
IFRS 11, Joint Arrangements (obligatory for reporting periods beginning on or after January 1, 2013) — This standard will replace the IAS 31 currently in force. The fundamental change introduced by this standard with respect to that currently in force is the elimination of the option of proportionately consolidating jointly controlled entities, which will have to be accounted for using the equity method.

•
IFRS 12, Disclosure of Interests in Other Entities (obligatory for reporting periods beginning on or after January 1, 2013) — This standard groups together all the disclosure requirements relating to interests in other entities (subsidiaries, associates, joint ventures and other interests), including new disclosure requirements. The purpose of this standard is to provide users of financial statements with information that enables them to evaluate the basis of control, possible restrictions on the ability to access or use assets and settle liabilities, exposure to risk from involvement in unconsolidated entities, etc.

•
IFRS 13, Fair Value Measurement (obligatory for reporting periods beginning on or after January 1, 2013) — This standard replaces the current rules concerning fair value contained in various standards and sets out in a single IFRS a framework for measuring fair value.

•
Amendments to IAS 27 and IAS 28 (revised) (obligatory for reporting periods beginning on or after January 1, 2013) — These amendments reflect the changes arising from the new IFRS 10 and IFRS 11 described above.

•
Amendment to IAS 1, Presentation of the Statement of Comprehensive Income (obligatory for reporting periods beginning on or after July 1, 2012) — This amendment consists basically of the requirement to present the total balance of items that will be recycled to the income statement in future years and the total balance of the items that will not.

•
Revision of IAS 19, Employee Benefits (obligatory for reporting periods beginning on or after January 1, 2013) — This revised IAS eliminates the fluctuation corridor whereby entities are currently able to choose to defer recognition of a given portion of actuarial gains and losses, establishing that from the date on which this revision comes into force all actuarial gains and losses must be recognized immediately. It includes significant changes to the presentation of cost components so that service costs (past services, reductions and plan settlements) and net interest must be recognized in profit or loss and the remeasurement component (comprising basically gains and losses) must be recognized in Equity — Valuation adjustments and may not be reclassified to profit or loss.

The Group is currently analyzing the possible effects of these new standards and interpretations.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the half-yearly financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2010.

In the half-yearly financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.
The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation; and

6	The fair value of certain unquoted assets.
In the six-month period ended June 30, 2011 there were no significant changes in the estimates made at 2010 year-end other than those indicated in these half-yearly financial statements.

d)	Other matters
i. Disputed corporate resolutions

The objection to certain resolutions adopted by the Bank’s shareholders at the general meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004, and June 18,2005 is described in Note 1.d. i) to the Group’s consolidated financial statements for the year ended December 31, 2010.

Between the date of formal preparation of the Group’s consolidated financial statements for 2010 and that of these half-yearly financial statements, a proceeding was underway at Santander Mercantile Court no. 1 in relation to the objection filed by a shareholder to the first and second corporate resolutions adopted by the shareholders at the annual general meeting of Banco Santander, S.A. held on June 11, 2010. The Bank submitted its defense and the preliminary hearing is scheduled for November 15, 2011.

The Bank’s directors of its legal advisers consider that the objections to the aforementioned corporate resolutions will have no effect on the Group’s half-yearly financial statements.

ii. Credit assignment transactions

The developments since 1992 in relation to certain claims brought against the Group in connection with certain credit assignment transactions performed are described in Note 1.d. ii) to the Group’s consolidated financial statements for the year ended December 31, 2010.

There were no material changes in this connection from the date of formal preparation of the Group’s consolidated financial statements for 2010 to the date of formal preparation of these half-yearly financial statements.

e)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended December 31, 2010 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2010 to the date of formal preparation of these half-yearly financial statements.

f)	Comparative information

The information for 2010 contained in these half-yearly financial statements is presented for comparison purposes only with the information relating to the six-month period ended June 30, 2011.

In order to interpret the changes in the balances with respect to December 31, 2010, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended December 31, 2010) and the impact of the depreciation of all currencies against the euro in the first six months of 2011, which with respect to the period-end exchange rates was as follows: Mexican peso (-2.5%), US dollar (-7.5%), Brazilian real (-1.9%), pound sterling (-4.6%) and Chilean peso (-7.7%).

Also, in order to facilitate comparison of the information, it must be stated that the earnings for the first half of the year include the impact, net of tax, of the recognition of a provision of €620 million (GBP 538 million) to cater for claims relating to payment protection insurance (PPI) products, which is in line with the provisions recognized by other UK banks (see Note 10).

g)	Seasonality of the Group’s transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the six-month period ended June 30, 2011.

h)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the half-yearly financial statements.

i)	Events after the reporting period

It should be noted that from July 1, 2011 to the date on which the financial statements for the first half of 2011 were formally prepared, the following significant events occurred in Santander Group:

On March 17, 2011, the creditor entities that had been party to the agreement for the restructuring of Metrovacesa’s debt in 2009 (see Note 8.b to the consolidated financial statements for the year ended December 31, 2010), including Banco Santander, S.A. and Banco Español de Crédito, S.A., entered into a capitalization and voting agreement relating to Metrovacesa, subject to certain conditions precedent, including the performance by Metrovacesa of a capital increase through monetary contributions and the conversion of debt into equity, whereby the creditor entities taken as a whole will convert approximately €1,360 million of Metrovacesa’s financial debt into equity, the Group’s share of which would be €492 million.

On June 28, 2011, the shareholders at the annual general meeting of Metrovacesa resolved to approve the aforementioned capital increase for a par value of €1,949 million, subject to certain conditions precedent such as the Spanish National Securities Market Commission (CNMV) releasing the Group from the obligation to launch a takeover bid for all of the share capital, since the transaction might raise the Group’s holding in the share capital of Metrovacesa above 30%. This release was granted on July 6, 2011.

On August 1, 2011, we announced that, following the execution of the capital increase of Metrovacesa, S.A. as approved by the shareholders at the Annual General Meeting held on June 28, 2011, Banco Santander, S.A. and the individuals and legal entities whose voting rights are attributed to the Bank pursuant to the assumptions provided in article 5 of Royal Decree 1066/2007, of July 27, governing the legal framework for public take-over bids of securities have become the holders of a total of 344,530,740 shares in Metrovacesa, S.A., representing 34.88% of the referred company’s share capital (excluding the treasury shares held by it which, according to the information provided by Metrovacesa, S.A., amounted to 401,769 as at July 29, 2011).

The Group considers that, as a result of the aforementioned conversion of debt into equity, the positions held with Metrovacesa will not suffer further impairment.

On February 22, 2011, the Group signed a Memorandum of Understanding with insurer Zurich Financial Services Group (“Zurich”) to form a strategic alliance to strengthen insurance distribution in five Latin American markets key for Grupo Santander: Brazil, Chile, Mexico, Argentina and Uruguay. The transaction closed in November 2011.

The Group has created a holding company consisting of the Group’s insurance units in Latin America. Zurich has acquired 51% of the company and manages the companies. The Group retains a 49% stake and has entered into an agreement to distribute the alliance’s insurance products in each country for 25 years. According to the agreement, the Group receives 100% of the revenues from commissions on the distribution of products.

The capital gains expected from the transaction will be recorded in our December 31, 2011 financial statements.

On October 21, 2011 we announced that Santander Consumer USA will increase its capital by approximately $1.15 billion, with Sponsor Auto Finance Holdings Series, an entity held by funds affiliated with Warburg Pincus, Kohlberg Kravis Roberts and Centerbridge Partners, investing $1 billion in the company and Dundon DFS investing approximately another $150 million.

The transaction values the company at $4 billion. Following this transaction, Santander will realize a capital gain of approximately $1 billion. The capital gain will be fully allocated to reinforce the Group’s balance sheet.

Following this transaction, Grupo Santander will have a 65% stake in Santander Consumer USA; Kohlberg Kravis Roberts, Warburg Pincus and Centerbridge Partners (through Sponsor Auto Finance Holdings Series) 25%; and Dundon DFS 10%.

The transaction is subject to obtaining the relevant regulatory approvals.

On November 15, 2011, we announced an offer (“the Offer”) to holders of the existing securities identified in the table below (“the Existing Securities”), to exchange Existing Securities for new securities to be issued (“the New Securities”).

The Existing Securities constituted nine series of subordinated debt instruments issued by Santander Issuances, S.A.U., which are listed on the Luxembourg Stock Exchange.

The New Securities senior debt instruments denominated in pounds sterling and euros with a maturity date of December 1, 2015. The New Securities will trade on the Luxembourg Stock Exchange.

The amount of the relevant series of New Securities which each tendering bondholder received was calculated using the relevant exchange ratio (as set forth in the table below) to the principal amount of Exchange Securities validly tendered and accepted, subject to a minimum amount of €100,000 or £100,000, as the case may be.

Series			Exchange
No.	Name of Existing Security (1)	ISIN	Ratio (%)
1	Santander Issuances, S.A. Unipersonal €1,500,000,000 Callable Subordinated Step-Up Floating Rate Instruments due 2017	XS0291652203	90.50
2	Santander Issuances, S.A. Unipersonal €550,000,000 Callable Subordinated Step-Up Floating Rate Instruments due 2017	XS0261717416	90.00
3	Santander Issuances, S.A. Unipersonal €1,500,000,000 Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2017	XS0327533617	90.00
4	Santander Issuances, S.A. Unipersonal £300,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018	XS0284633327	88.00
5	Santander Issuances, S.A. Unipersonal €500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018	XS0255291626	88.00

Series			Exchange
No.	Name of Existing Security (1)	ISIN	Ratio (%)
6	Santander Issuances, S.A. Unipersonal €500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2019	XS0301810262	87.00
7	Santander Issuances, S.A. Unipersonal €449,250,000 Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2019	XS0440402393	99.50
8	Santander Issuances, S.A. Unipersonal £843,350,000 Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2019	XS0440403797	94.00
9	Santander Issuances, S.A. Unipersonal Series 1 €500,000,000 Guaranteed Fixed to Floating Rate Subordinated Instruments due 2019	XS0201169439	87.00

(1)
All references to an amount in euro or in pounds sterling in this column are to the original nominal amount of the Existing Securities. Such nominal amount may have been reduced by prepayments in accordance with the terms of such Existing Securities.

We will obtain the funds to comply with our payment obligations derived from the Offer from our ordinary available liquidity.
The rationale for the exchange offer is to seek to effectively manage the Group’s outstanding liabilities, taking into consideration prevailing market conditions.

On November 24, 2011, in relation to the securities numbered 1 to 8 referred to in the table above, we announced (i) the aggregate nominal amount of the Existing Securities accepted for the exchange; and (ii) the final nominal amount and interest rate of the New Securities. Such amounts as set forth in the table below.

		Aggregate Amount of		Aggregate Outstanding
		Existing Securities		Amount of Existing
Series		accepted for	Aggregate Nominal Amount of	Securities after the
No.	ISIN	Exchange	New Securities to be issued	exchange
1	XS0291652203	€ 274,000,000	€ 243,300,000	€ 1,226,000,000
2	XS0261717416	€ 202,200,000	€ 180,000,000	€ 347,800,000
3	XS0327533617	€ 394,250,000	€ 347,500,000	€ 1,105,750,000
4	XS0284633327	£ 146,053,000	£ 124,800,000	£ 153,947,000
5	XS0255291626	€ 165,471,000	€ 141,300,000	€ 334,529,000
6	XS0301810262	€ 85,150,000	€ 72,600,000	€ 414,850,000
7	XS0440402393	€ 135,500,000	€ 131,500,000	€ 313,750,000
8	XS0440403797	£ 70,950,000	£ 65,000,000	£ 772,400,000

The final nominal amount and interest rate of the New Securities are set forth below:
•	€1,116,200,000 3.381% senior notes due December 1, 2015.
•	GBP 189,800,000 3.160% senior notes due December 1, 2015.
The effect of the global result of the exchange offers on our financial statements will be duly announced once such offers have been settled.

On November 22, 2011, we announced the launch of a public secondary offering of approximately 14,741.6 million shares of common stock of Banco Santander Chile, representing 7.8% of the company’s share capital. The shares being offered are currently the property of Teatinos Siglo XXI Inversiones Ltda., a member of Grupo Santander. The offer is registered with the U.S. Securities and Exchange Commission (SEC) and will be underwritten.

On December 7, 2011, we announced that we had successfully completed the secondary public offering of Banco Santander Chile shares. As a result, 7.82% of the capital of such bank has been sold at a price of 33 Chilean pesos per share and US$66.88 per ADR. The placement amounted to US$950 million, with a positive impact on the core capital of the Group of 11 basis points.

Following the transaction, we hold 67% of the share capital of Banco Santander Chile. We have agreed not to reduce our stake in Banco Santander Chile for one year.

On December 2, 2011, we announced an offer (the “Repurchase Offer”) to repurchase Series X Preference Shares issued by Santander Finance Capital, S.A.U. in June 2009 and guaranteed by the Bank (the “Series X Preference Shares”) and a simultaneous public offer to subscribe for newly-issued shares of Banco Santander (the “New Shares”), on the terms set out below. We refer to the Repurchase Offer and the issuance of New Shares as the “Capital Increase.”

In order to participate in the Repurchase Offer, holders of Series X Preference Shares must irrevocably request to subscribe for the number of New Shares which corresponds to the repurchase price of their Series X Preference Shares. The New Shares will, in turn, be offered solely to the abovementioned holders of Series X Preference Shares who accept the Repurchase Offer. The Repurchase Offer and the Capital Increase are reciprocally conditional and it is not possible to participate in one without participating in the other. The Repurchase Offer is available to holders of Series X Preference Shares as of December 5, 2011.

The offer price per Series X Preference Share corresponds to the nominal value (€25.00), which will be paid in cash. Those wishing to accept the Repurchase Offer will have to simultaneously request to subscribe for the number of New Shares that corresponds to the aggregate purchase price for their Series X Preference Shares, this price being used to pay for the New Shares so subscribed. Holders will have to tender all of their Series X Preference Shares if they tender any.

Independently of the Repurchase Offer, all holders of the Series X Preference Shares (whether or not they accept the Repurchase Offer) will receive the remuneration corresponding to the fourth quarter on December 30, 2011.

The period for acceptance of the Repurchase Offer and for subscription of the New Shares (the “Acceptance Period”) will begin on the trading day following registration by the CNMV of the information prospectus relating to the Capital Increase and will end on December 23, 2011.

The issue price of the New Shares (nominal plus premium) will be equal to the arithmetic mean of the average weighted prices of Banco Santander shares on the Spanish stock exchanges during the Acceptance Period. Consequently, the number of New Shares to be subscribed by each holder of Series X Preference Shares who decides to accept the Repurchase Offer will be that which results from dividing the nominal value of the preference shares by the issue price of the New Shares.

The maximum cash amount (nominal plus premium) of the Capital Increase will be € 1,965,615,725, which is the total nominal value of the outstanding Series X Preference Shares.

The holders of Series X Preference Shares who accept the Repurchase Offer and, accordingly, subscribe to the Capital Increase will have the right to participate in the Santander Dividendo Elección program (scrip dividend) as of the payment date of the third interim dividend.

On December 6, 2011, we reported that we had reached an agreement with the Chilean group Corpbanca for the sale of Banco Santander Colombia and its other subsidiaries in that country.

The transaction values our Colombian operations (which in 2010 contributed US$54 million to the Group’s profits and is not a core market for the Group) at US$1,225 million and will generate for Santander a capital gain of approximately € 615 million, which will be fully allocated to reinforce our balance sheet.

Banco Santander Colombia shares are listed on the Colombian Stock Exchange and has a free float of approximately 2.15% of its share capital.

The transaction is subject to obtaining the relevant regulatory approvals and to the delisting of the shares of Banco Santander Colombia. The transaction is expected to be completed within the first semester of 2012.

j)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:
•
Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with central banks in the condensed consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.
2.	Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2010 provide relevant information on the Group companies that were consolidated at that date and on the equity-accounted Group companies.

Also, Note 3 to the aforementioned financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2010, 2009 and 2008.

The table below provides detailed information on the most representative acquisitions and disposals of ownership interests in the aforementioned and other entities, as well as on other significant corporate transactions, performed in the first half of 2011:
BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)

			Cost (net) of the combination (a) + (b)
			(thousands of euros)
				Fair value of
			Amount (net) paid in	equity
		Effective	acquisition + other	instruments		% of total
		transaction	costs directly	issued for		voting power
		date	attributable to	acquisition of	% of voting	at entity after
Name of entity (or line of business) acquired or merged	Category	(mm/dd/yy)	combination (a)	entity (b)	power acquired	acquisition
Santander Banif Inmobiliario, F.I.I.	Acquisition	03/01/11	2,325,997	—	93.01%	95.54%
Bank Zachodni WBK S.A. (Group)	Acquisition	04/01/11	4,167,476	—	95.67%	95.83%
GE Consumo Mexico, S.A. de C.V., SOFOM E.N.R.	Acquisition	04/29/11	138,899	—	100.00%	100.00%
GE Holding Mexico, S.A. de C.V.	Acquisition	04/29/11	18,449	—	100.00%	100.00%
DECREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)

			% of voting	% of total
		Effective	power	voting
		transaction	disposed of	power at
		date	or	entity after	Gain/(loss) (thousands
Name of entity (or line of business) disposed of, spun-off or derecognized	Category	(mm/dd/yy)	derecognized	disposal	of euros)
AIG Bank Polska Spólka Akcyjna	Merger	03/01/11	100.00%	0.00%	—
Santander International Bank of Puerto Rico, Inc.	Merger	01/01/11	100.00%	0.00%	—
Totta Crédito Especializado, Instituição Financeira de Crédito, S.A. (IFIC)	Merger	04/01/11	100.00%	0.00%	—
The most significant transactions performed in the six-month period were as follows:
Acquisition of Bank Zachodni WBK, S.A.
On February 7, 2011, the Group announced the preparation in Poland of a takeover bid for all the shares of the Polish company Bank Zachodni WBK (“BZ WBK”), which Allied Irish Bank (AIB), owner of 70.36% of BZ WBK, is obliged to accept, by virtue of the agreement entered into with Banco Santander in September 2010.
On February 18, 2011, notification of non-opposition to the Group’s acquisition of a significant holding was received from the financial regulator in Poland —KNF.
On April 1, 2011, the Group acquired 69,912,653 shares of Bank Zachodni WBK, S.A. representing 95.67% of the capital of this entity. At June 30, 2011, the Group held a total of 70,025,989 shares of Bank Zachodni WBK, S.A. (95.83%). The purchase of the aforementioned shares gave rise to a disbursement of €3,994 million. Also, as had already been announced, on the same date Santander acquired the 50% ownership interest in Bank Zachodni WBK Asset Management held by AIB for €174 million in cash.

At the date of formal preparation of these interim condensed consolidated financial statements, the Group had allocated the fair value of the identifiable assets acquired and liabilities assumed on a provisional basis. This analysis will be concluded, in any case, by the deadline of twelve months after the acquisition date permitted by the applicable standard.
The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill is as follows:

Millions of Euros
Fair Value
Cash and interbank deposits	702
Financial assets	4,089
Loans and receivables (*)	8,296
Tangible assets	113
Intangible assets (**)	191
Other assets	226

Total assets	13,616

Customer deposits	10,466
Deposits from credit institutions	797
Provisions	21
Other liabilities	464

Total liabilities	11,749

Net asset value	1,868

Non-controlling interests	(78)

Cost of investments	(4,168)

Goodwill at April 1, 2011	2,378

(*)	The provisional estimate of fair value includes additional impairment losses of €15 million.

(**)	The provisional estimate identified core deposits and a customer list amounting to approximately €149 million.
At June 30, 2011, Bank Zachodni WBK, S.A. contributed a profit of €94 million to the Group. Had the acquisition taken place on January 1, 2011, the profit contributed to the Group would have been approximately €163 million.
Acquisition of Santander Banif Inmobiliario
On December 3, 2010, for purely commercial reasons, the Group decided to contribute resources to the Santander Banif Inmobiliario, FII property investment fund (“the Fund”) through the subscription of new units and the granting of a two-year liquidity guarantee in order to meet any outstanding redemption requests from the unitholders and to avoid winding up the Fund. The Group offered the unitholders of the Fund the possibility, before February 16, 2011, to submit new requests for the total or partial redemption of their units or for the total or partial revocation of any redemption requests that they had previously submitted and had not been met.
Redemptions from this Fund, managed by the Group entity Santander Real Estate, S.G.I.I.C. S.A., had been suspended for two years in February 2009, in accordance with the request filed with the CNMV, due to the lack of sufficient liquidity to meet the redemptions requested at that date, which exceeded 10% of the Fund’s net assets.
On March 1, 2011, the Group paid the full amount of the redemptions requested by the Fund’s unitholders, i.e. €2,326 million (93.01% of the Fund’s net assets), through the subscription of the related units by the Group at their redemption value at February 28, 2011.
Following the aforementioned acquisition, the Group owns 95.54% of the Fund. Furthermore, the suspension of redemptions was lifted from said date and the Fund is operating normally.

At the date of formal preparation of these interim condensed consolidated financial statements, the Group had allocated the fair value of the identifiable assets acquired and liabilities assumed on a provisional basis. This analysis will be concluded, in any case, by the deadline of twelve months after the acquisition date permitted by the applicable standard.
The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill is as follows:

Millions of Euros
Fair Value
Cash and interbank deposits	69
Loans and receivables	10
Tangible assets	2,756
Other assets	9

Total assets	2,844

Customer deposits	81
Deposits from credit institutions	245
Other liabilities	18

Total liabilities	343

Net asset value	2,501

Non-controlling interests	(112)

Cost of investments	(2,389)

Goodwill	—

At the date of these interim condensed consolidated financial statements, no adjustments had been made to the fair values of the assets acquired and liabilities assumed, although such changes as might arise are not expected to be material since the Fund recognizes its net assets at redemption value.
At June 30, 2011, Santander Banif Inmobiliario contributed a loss of €36 million to the Group.
Other transactions
Skandinaviska Enskilda Banken’s commercial banking business (SEB Germany)
On July 12, 2010, an announcement was made by Santander Group regarding the agreement entered into with Skandinaviska Enskilda Banken (SEB Group) for the acquisition by the German subsidiary Santander Consumer Bank AG of SEB’s commercial banking business in Germany. As a result of the acquisition of this business, which comprises 173 branches and offers services to a million customers, the number of Santander Consumer Bank branches in Germany almost doubled and the Group’s headcount increased by approximately 2,200. Following the relevant regulatory approval, the transaction was completed on January 31, 2011 for €494 million (€555 million less certain adjustments made to the acquisition price agreed upon by the parties), subject to such adjustments as might arise after the review of the net assets acquired.
At the date of formal preparation of these half-yearly financial statements, the Group was in the process of revising the agreed-upon price based on the review of the net assets acquired and, accordingly, changes may be made thereto. Taking this into account, the Group has allocated the fair value of the identifiable assets acquired and liabilities assumed on a provisional basis. This analysis will be concluded, in any case, by the deadline of twelve months after the acquisition date permitted by the applicable standard.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the acquisition date is as follows:

Thousands of Euros
Fair Value

Cash	61
Loans to customers (*)	8,048
Tangible assets	6
Other assets	14

Total assets	8,129

Financial liabilities at amortized cost-
Deposits from credit institutions	710
Customer deposits	4,486
Other financial liabilities	2,544

7,740
Provisions (**)	85
Other liabilities	32

Total liabilities	7,857

Net asset value	272

Non-controlling interests	—

Cost of investments	(494)

Goodwill (***)	222

(*)	Of which approximately 83% relate to mortgage loans and the remainder to consumer loans. The estimate of fair value includes impairment losses of €190 million on the acquired loans.

(**)	Of which approximately €66 million relate to pension funds (see Note 10).

(***)	Belongs to the Santander Holding GmbH (formerly CC-Holding) cash-generating unit (see Note 8).
At June 30, 2011, this business contributed a loss of €1 million to the Group.

3.	Dividends paid by the Bank and earnings per share
a)	Dividends paid by the Bank

The dividends paid by the Bank in the first six months of 2011 and 2010 were as follows:

	First Half of 2011			First Half of 2010
			Amount			Amount
	% of Par	Euros per	(Thousands	% of Par	Euros per	(Thousands
	Value	Share	of Euros)	Value	Share	of Euros)

Ordinary shares	48.9%	0.24	2,060,037	69.0%	0.34	2,837,020
Other shares (non-voting, redeemable, etc.)
Total dividends paid	48.9%	0.24	2,060,037	69.0%	0.34	2,837,020
Dividends paid out of profit	48.9%	0.24	2,060,037	69.0%	0.34	2,837,020
Dividends paid with a charge to reserves or share premium	—	—	—	—	—	—
Dividends paid in kind	—	—	—	—	—	—
•
At the annual general meeting of June 11, 2010, following the considerable success in 2009 of the “Santander Dividendo Elección” shareholder remuneration scheme, it was resolved to once again offer shareholders in November 2010 the option to receive an amount equivalent to the second interim dividend for the year in cash or in new shares. Furthermore, depending on the level of demand and the market conditions, this option could also be offered on the customary date for payment of the third interim dividend, in February 2011.

At its meeting of January 13, 2011, the Bank’s executive committee resolved to apply the “Santander Dividendo Elección” programme on the dates on which the third interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was €0.117 per share, in shares or cash. Accordingly, an amount equal to the third interim dividend was paid in part in February 2011 in the form of a cash payment of €129,189 thousand and the remainder through the delivery of bonus shares valued at €845,318 thousand.

Also, on May 1, 2011 the fourth interim dividend amounting to €1,930,848 thousand was paid out of 2010 profit.

•
On June 16, 2011, Banco Santander, S.A. announced the payment of a first interim dividend out of profit for 2011 of €0.135234 (gross) per share, the same amount as that paid in August 2010 (the first interim dividend for 2010). This dividend will be paid on or after August 1, 2011. Since this dividend has already been declared, it was presented as a reduction of the Group’s equity under Shareholders’ equity — Dividends and remuneration at June 30, 2011.

•
In addition to the dividends paid out of profit which are detailed in the table above, €125.9 million (first half of 2010: €121 million) were paid in the first half of 2011, with a charge to reserves, relating to interest on the securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”- see Note 11). This interest was recognized under Other increases/(decreases) in equity in the consolidated statement of changes in total equity.

b)	Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	06/30/11	06/30/10

Net profit attributable to the Parent (thousands of euros)	3,500,860	4,445,349
Of which:
Loss from discontinued operations (thousands of euros)	(6,157)	(13,030)
Profit from continuing operations (thousands of euros)	3,507,017	4,458,379

Weighted average number of shares outstanding	8,379,417,322	8,193,346,300
Assumed conversion of convertible debt	481,431,266	478,211,254

Adjusted number of shares	8,860,848,588	8,671,557,554

Basic earnings per share (euros)	0.40	0.51
Of which: from discontinued operations (euros)	(0.00)	(0.00)
from continuing operations (euros)	0.40	0.51
ii. Diluted earnings per share
In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	06/30/11	06/30/10

Net profit attributable to the Parent (thousands of euros)	3,500,860	4,445,349
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Profit attributable to the Parent (thousands of euros)	3,500,860	4,445,349

Of which:
Loss from discontinued operations (thousands of euros)	(6,157)	(13,030)

Profit from continuing operations (thousands of euros)	3,507,017	4,458,379

Weighted average number of shares outstanding	8,379,417,322	8,193,346,300
Dilutive effect of:
Assumed conversion of convertible debt	481,431,266	478,211,254
Options/ receipt of shares	64,515,046	53,341,013

Adjusted number of shares	8,925,363,634	8,724,898,567

Diluted earnings per share (euros)	0.39	0.51
Of which: from discontinued operations (euros)	(0.00)	(0.00)
from continuing operations (euros)	0.39	0.51
4.	Remuneration and other benefits of the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2010 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2010, 2009 and 2008.

The most salient data relating to the aforementioned remuneration and benefits for the six-month periods ended June 30, 2011 and 2010 are summarized as follows:

Remuneration of directors (1)

	Thousands of Euros
	06/30/11	06/30/10

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	5,700	5,245
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	780	714
By-law stipulated annual directors’ emoluments	—	—
Other (except insurance premiums)	918	794

Sub-total	7,398	6,753

Transactions with shares and/or other financial instruments (2)	1,070	—

	8,468	6,753

(1)	The notes to the annual consolidated financial statements for 2011 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

(2)
Remuneration in kind relating to the delivery of shares resulting due to the fulfillment of the conditions established in the first cycle of the obligatory investment share plan (see Note 47 to the consolidated financial statements for the year ended December 31, 2010).

Other benefits of the directors

	Thousands of Euros
	06/30/11	06/30/10

Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	19,164	8,188
Pension funds and plans: contributions	696	751
Pension funds and plans: obligations assumed	296,641	290,204
Life insurance premiums	1,104	1,027
Guarantees provided for directors	—	5

Also, for their membership of Group company boards of directors, in the first months of 2011 Lord Burns received €300 thousand (first half of 2010: €299 thousand) in his capacity as non-executive chairman of the Group companies Santander UK Plc and Alliance & Leicester Plc, Mr. Matías Rodríguez Inciarte received €14 thousand as a non-executive director of U.C.I., S.A. (first half of 2010: €14 thousand) and Mr. Antonio Basagioti received €250 thousand from Banesto in the first half of 2011 in his capacity as non-executive chairman of the board of directors of this entity.

Remuneration of senior managers (1)

	Thousands of Euros
	06/30/11	06/30/10

Senior management:
Total remuneration of senior management	17,807	14,509

(1)
The above amounts reflect the half-yearly remuneration irrespective of the months in which the senior managers have held positions as members of the Bank’s general management, and they exclude the remuneration of executive directors.

The annual variable remuneration (or bonus) for 2010 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2011 profit or loss, which will be approved by the board of directors at year-end, will be disclosed in the notes to the financial statements for 2011.

5.	Financial assets
a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at June 30, 2011 and December 31, 2010 is as follows:

	Thousands of Euros
	06/30/11
		Other Financial
	Financial	Assets at Fair	Available-for-		Held-to-
	Assets Held	Value through	Sale Financial	Loans and	Maturity
	for Trading	Profit or Loss	Assets	Receivables	Investments

Loans and advances to credit institutions	17,632,816	11,317,360	—	42,593,453	—
Loans and advances to customers	693,948	8,573,964	—	714,701,277	—
Debt instruments	69,163,926	2,743,972	84,136,993	7,293,674	—
Equity instruments	8,315,657	8,350,918	6,338,912	—	—
Trading derivatives	68,494,449	—	—	—	—

	164,300,796	30,986,214	90,475,905	764,588,404	—

	Thousands of Euros
	12/31/10
		Other Financial
	Financial	Assets at Fair	Available-for-		Held-to-
	Assets Held	Value through	Sale Financial	Loans and	Maturity
	for Trading	Profit or Loss	Assets	Receivables	Investments

Loans and advances to credit institutions	16,216,136	18,831,109	—	44,808,106	—
Loans and advances to customers	755,175	7,777,403	—	715,621,319	—
Debt instruments	57,871,332	4,604,308	79,688,813	8,429,010	—
Equity instruments	8,850,318	8,267,351	6,546,013	—	—
Trading derivatives	73,068,769	—	—	—	—

	156,761,730	39,480,171	86,234,826	768,858,435	—

b)	Valuation adjustments for impairment of financial assets
b.1) Available-for-sale financial assets
As indicated in Note 2 to the consolidated financial statements for the year ended December 31, 2010, as a general rule, changes in the carrying amounts of financial assets and liabilities are recognized with a charge or credit to the consolidated income statement. However, in the case of available-for-sale financial assets the changes in value are recognized temporarily in consolidated equity under Valuation adjustments — Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognized in Valuation adjustments — Exchange differences (exchange differences arising on monetary financial assets are recognized in Exchange differences in the consolidated income statement).
Items charged or credited to Valuation adjustments — Available-for-sale financial assets and Valuation adjustments — Exchange differences remain in the Group’s consolidated equity until the asset giving rise to them is derecognized, at which time they are recognized in the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under Valuation adjustments — Available-for-sale financial assets and are reclassified, for the cumulative amount at that date, to the consolidated income statement.
At June 30, 2011, the Group analyzed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of €19,647 thousand to the income statement (a net charge of €56,715 thousand at June 30, 2010). Consequently, most of the changes in value of these assets are presented in equity under Valuation adjustments — Available-for-sale financial assets and Valuation adjustments — Exchange differences. The changes in valuation adjustments in the six-month period are recognized in the consolidated statement of recognized income and expense.

b.2) Loans and receivables
The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the first six months of 2011 and 2010 were as follows:

	Thousands of Euros
	06/30/11	06/30/10

Balance at beginning of period	19,738,975	17,898,632
Impairment losses charged to income	5,696,197	5,475,740
Of which:
Individually assessed	7,577,952	7,134,630
Collectively assessed	705,353	1,011,824
Impairment losses reversed with a credit to income	(2,587,108)	(2,670,714)

Write-off of impaired balances against recorded impairment allowance	(5,798,713)	(5,768,443)
Exchange differences and other changes	312,462	1,149,117

Balance at end of period	19,948,921	18,897,634

Of which:
By method of assessment:
Individually assessed	15,277,559	13,035,730
Of which, arising from country risk	52,070	46,056
Collectively assessed	4,671,362	5,861,904
Previously written-off assets recovered in the first six months of 2011 amounted to €838,434 thousand (first six months of 2010: €531,940 thousand). Considering these amounts and those recognized under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to €4,857,763 thousand in the first half of 2011 (first half of 2010: €4,943,800 thousand). If the impairment losses on available-for-sale financial assets (see Note 5.b.1) are added to these amounts, total impairment losses on financial assets amounted to €4,877,410 thousand and €5,000,515 thousand for the periods ended June 30, 2011 and 2010, respectively.
c)	Impaired assets
The detail of the changes in the first six months of 2011 and 2010 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Thousands of Euros
	06/30/11	06/30/10

Balance at beginning of period	27,937	24,072
Net additions	7,145	6,781
Changes in the scope of consolidation (Note 2)	926	—
Written-off assets	(5,799)	(5,768)
Exchange differences and other	(516)	1,702

Balance at end of period	29,693	26,787

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

6.	Non-current assets held for sale
The detail, by nature, of the Group’s non-current assets held for sale at June 30, 2011 and December 31, 2010 is as follows:

	Thousands of Euros
	06/30/11	12/31/10

Foreclosed assets (*)	6,537,988	5,971,824
Other assets classified as discontinued operations	257,580	313,196

	6,795,568	6,285,020

(*)
Of which €5,665 million relate to property assets and foreclosed acquired through business in Spain, net of the related allowances of €2,670 million, representing a coverage ratio of 32%; €226 million were recognized for impairment under Gains/(Losses) on disposal of non-current assets held for sale not classified as discontinued operations in the income statement for the first half of 2011.

In the first half of 2011 sales of non-current assets held for sale amounted to approximately €930 million. These sales did not give rise to any material gain or loss for the Group.
7.	Tangible assets
a)	Changes in the period
In the first six months of 2011 and 2010 tangible asset items were acquired for €844,404 thousand and €1,161,043 thousand, respectively. Also, the acquisitions of entities in the first six months of 2011 gave rise to the inclusion in the Group of tangible assets with a value of €2,867,034 thousand (see Note 2).
Also, in the first six months of 2011 tangible asset items were disposed of with a carrying amount of €228,314 thousand (first six months of 2010: €322,603 thousand), giving rise to a net gain of €6,793 thousand (first six months of 2010: €123,568 thousand).
b)	Impairment losses
There were no significant impairment losses on tangible assets in the first six months of 2011 and 2010.
c)	Property, plant and equipment purchase commitments
At June 30, 2011 and 2010, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.	Intangible assets
a)	Goodwill
The detail of Goodwill, based on the companies giving rise thereto, is as follows:

	Thousands of Euros
	06/30/11	12/31/10

Santander Brasil S.A.	8,591	8,755
Santander UK Group PLC (United Kingdom)	8,233	8,633
Bank Zachodni WBK S.A. (Note 2)	2,373	—
Banco Santander Totta, S.A.	1,641	1,641
Santander Holding USA, Inc. (formerly Sovereign Bancorp)	1,421	1,537
Santander Consumer Holding GmbH (formerly CC-Holding)	1,294	1,072
Banco Santander Chile	737	798
Grupo Financiero Santander Serfin (Mexico)	573	484
Santander Consumer USA Inc.	484	523
Banco Español de Crédito, S.A.	369	369
Santander Consumer Bank AS (Norway)	137	137
Santander Consumer Bank S.p.A.	106	106
GE Money Bank GmbH (Austria)	98	98
Santander Consumer Portugal	59	59
Other companies	411	410

	26,527	24,622

The changes in goodwill from December 31, 2010 to June 30, 2011 relate mainly to the acquisitions of Bank Zachodni WBK, S.A. and SEB (see Note 2). The other changes relate to exchange differences which, pursuant to current regulations, were recognized with a credit to Valuation adjustments — Exchange differences in equity through the consolidated statement of recognized income and expense.
At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation-, among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.
To supplement this, the Group performs estimates of the recoverable amounts of certain cash-generating units using discounted cash flow projections. In order to perform this calculation, the Group uses projections based on the five-year financial budgets approved by the directors and discounts them using rates in line with the market and the business in which the units operate. The cash flows beyond the time horizon are extrapolated using a constant growth rate. This growth rate does not exceed the average long-term growth rate for the market in which the cash-generating unit in question operates. The directors consider that any reasonably possible change in the key assumptions on which the recoverable amounts of the cash-generating units are based would not cause the carrying amounts thereof to exceed their recoverable amounts.
Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s directors, in the first six months of 2011 there were no impairment losses which required recognition.

b)	Other intangible assets
In the first half of 2011 there were no significant impairment losses with respect to items classified as Other intangible assets.
9.	Financial liabilities
a)	Breakdown
The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than Hedging derivatives, at June 30, 2011 and December 31, 2010 is as follows:

	Thousands of euros
	06/30/11			12/31/10
		Other			Other
		Financial			Financial
	Financial	Liabilities at	Financial	Financial	Liabilities at	Financial
	Liabilities	Fair Value	Liabilities at	Liabilities	Fair Value	Liabilities at
	Held for	through Profit	Amortized	Held for	through Profit	Amortized
	Trading	or Loss	Cost	Trading	or Loss	Cost

Deposits from central banks	11,933,356	42,014	3,994,560	12,605,204	336,985	8,644,043
Deposits from credit institutions	21,941,751	24,527,671	83,686,320	28,370,397	19,263,029	70,892,525
Customer deposits	13,132,736	39,114,986	572,166,071	7,848,954	27,142,003	581,384,862
Marketable debt securities	2,213,800	8,953,751	191,314,020	365,266	4,277,732	188,229,225
Trading derivatives	68,662,612	—	—	75,279,098	—	—
Subordinated liabilities	—	—	25,841,416	—	—	30,474,637
Short positions	14,025,198	—	—	12,302,918	—	—
Other financial liabilities	—	—	21,767,063	—	—	19,343,393

	131,909,453	72,638,422	898,769,450	136,771,837	51,019,749	898,968,685

Convertible issues
Except for those described in Note 34.a to the consolidated financial statements at December 31, 2010, there are no issues that are convertible into Bank shares or which grant privileges or rights which, in certain circumstances, make them convertible into shares.
Santander UK plc has a GBP 200 million subordinated debt issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.
Also, in 2010 the Group launched an issue of bonds mandatorily convertible into shares of Banco Santander Brasil (see Note 34.a to the consolidated financial statements at December 31, 2010).

b)	Information on issuances, repurchases or redemptions of debt instruments
Following is the detail at June 30, 2011 and 2010 of the outstanding balance of the debt instruments issued by the Bank or any other Group entity at those dates and of the changes therein in the first six months of 2011 and 2010:

	Thousands of Euros
	06/30/11
	Outstanding
	Beginning			Exchange Rate	Outstanding
	Balance at		Repurchases or	and Other	Ending Balance
	01/01/11	Issuances	Redemptions	Adjustments	at 06/30/11

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	162,990,144	49,694,879	(48,762,150)	618,382	164,541,255
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	1,586,123	1,068,044	(747,747)	4,058	1,910,478
Other debt instruments issued outside EU member states	58,770,592	51,791,092	(49,266,146)	575,716	61,871,254

	223,346,859	102,554,015	(98,776,043)	1,198,156	228,322,987

	Thousands of Euros
	06/30/10
	Outstanding
	Beginning			Exchange Rate	Outstanding
	Balance at		Repurchases or	and Other	Ending Balance
	01/01/10	Issuances	Redemptions	Adjustments	at 06/30/10

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	186,594,460	34,840,901	(44,430,479)	331,352	177,336,234
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	1,571,767	28,502	(484,963)	(35,247)	1,080,059
Other debt instruments issued outside EU member states	60,601,547	55,818,137	(56,626,012)	9,710,639	69,504,311

	248,767,774	90,687,540	(101,541,454)	10,006,744	247,920,604

At June 30, 2011, there were no issues that are convertible into Bank shares or which grant privileges or rights which, in certain circumstances, make them convertible into shares, except for the Valores Santander discussed in Note 11.b.
c)	Other issues guaranteed by the Group
At June 30, 2011 and 2010, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.
d)	Case-by-case information of certain issuances, repurchases or redemptions of debt instruments
The main characteristics of the most significant issuances, repurchases or redemptions performed by the Group in the first six months of 2011, or guaranteed by the Bank or Group entities, are as follows:

The most significant issues and repayments in the first six months of 2011 were as follows:

Issuer Data				Data on the Transactions Performed in the First Half of 2011
								Amount of
								the Issue,
								Repurchase
								or	Balance					Risks Additional
			Credit Rating of					Redemption	Outstanding			Market	Type of	to the Guarantee
	Relationship	Country of	the Issuer or				Date of the	(Millions of	(Millions of			where	Guarantee	that the Group
Name	with the Bank	Registered Office	Issue	Transaction	ISIN code	Type of Security	Transaction	Euros)	Euros) (a)	Interest Rate		Listed	Provided	Would Assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0578233727	Mortgage-backed bond	01/14/11	607	607	3.63%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0578137761	Mortgage-backed bond	01/14/11	350	350	3.13%		Frankfurt	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0582479522	Mortgage-backed bond	01/24/11	750	750	4.38%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0589485274	Mortgage-backed bond	02/07/11	250	250	4.25%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0596191360	Mortgage-backed bond	02/28/11	1,132	1,132	4.25%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aa3	Issuance	XS0597611705	Senior debt	03/03/11	1,000	1,000	4.13%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0520785394	Mortgage-backed bond	04/04/11	275	275	3.13%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aa3	Issuance	XS0550978364	Senior debt	04/04/11	1,000	1,000	3.38%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aa3	Issuance	XS0612402767	Senior debt	04/04/11	1,000	1,000	2.37%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0546057570	Mortgage-backed bond	04/14/11	1,250	1,250	3.63%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0616897616	Mortgage-backed bond	04/14/11	1,382	1,382	5.13%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0619226441	Mortgage-backed bond	04/20/11	350	350	4.38%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0582479522	Mortgage-backed bond	04/20/11	350	350	4.38%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aa3	Issuance	US002799AH77	Senior debt	04/27/11	691	691	1.85%		New York	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aa3	Issuance	US002799AK07	Senior debt	04/27/11	345	345	2.88%		New York	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aa3	Issuance	US002799AH77	Senior debt	04/27/11	691	691	1.85%		New York	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aa3e	Issuance	CH0115236322	Senior debt	06/08/11	228	228	2.00%		Switzerland	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0637455618	Mortgage-backed bond	06/14/11	750	750	2.88%		London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Issuance	XS0638553080	Mortgage-backed bond	06/17/11	525	525	3.38%		London	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	Spain	AA/AA/Aa3	Issuance	ES0313440143	Senior debt	03/23/11	489	489	4.08%		Spain	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	Spain	AAA	Issuance	ES0413440217	Mortgage-backed bond	03/30/11	600	600	4.63%		Spain	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Issuance	ES0413900228	Mortgage-backed bond	01/20/11	1,000	1,000	4.63%		Spain	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Issuance	ES0413900244	Mortgage-backed bond	03/16/11	2,000	2,000	4.38%		Spain	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Issuance	ES0413900210	Mortgage-backed bond	03/17/11	250	250	3.63%		Spain	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Issuance	ES0413900251	Mortgage-backed bond	06/21/11	1,000	1,000	4.63%		Spain	—	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brazil	Baa1/BBB-	Issuance	US05966UAH77	Senior debt	01/14/11	458	458	4.25%		Luxembourg	—	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brazil	BBB	Issuance	US05966UAJ34	Senior debt	03/18/11	845	845	LIBOR +2.1%		Luxembourg	—	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3/A+/AA-	Issuance	US05965XAQ25	Senior debt	01/19/11	352	352	3-m USD LIBOR + 1.60 First coupon 1.9	% %	United States	—	N/A
BANCO SANTANDER (MEXICO), S.A.
INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER	Subsidiary	Mexico	Aaa/AAA	Issuance	MX94BS030038	Senior debt	01/31/11	295	295	TIIE 28 +0.20%		Mexico	—	N/A
BANCO SANTANDER (MEXICO), S.A.
INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER	Subsidiary	Mexico	Aaa/AAA	Issuance	MX94BS030046	Senior debt	03/22/11	219	219	TIIE 28 +0.15%		Mexico	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Issuance	XS0591474639	Senior debt	02/17/11	383	383	3-m EU + 0.40%		Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Issuance	XS0593970014	Senior debt	02/28/11	1,750	1,750	3.75%		Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Issuance	XS0603350017	Senior debt	03/16/11	207	207	3-m EU + 0.90%		Luxembourg	Banco Santander, S.A. guarantee	N/A

Issuer Data				Data on the Transactions Performed in the First Half of 2011
								Amount of
								the Issue,
								Repurchase
								or	Balance				Risks Additional
			Credit Rating of					Redemption	Outstanding		Market	Type of	to the Guarantee
	Relationship	Country of	the Issuer or				Date of the	(Millions of	(Millions of		where	Guarantee	that the Group
Name	with the Bank	Registered Office	Issue	Transaction	ISIN code	Type of Security	Transaction	Euros)	Euros) (a)	Interest Rate	Listed	Provided	Would Assume
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Issuance	XS0611215103	Senior debt	04/07/11	1,000	1,000	4.25%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Issuance	XS0616562277	Senior debt	04/19/11	1,500	1,500	3-m EU + 1.45%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Issuance	XS0593970014	Senior debt	05/12/11	250	250	3.75%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Issuance	XS0624668801	Senior debt	05/18/11	1,000	1,000	4.50%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER HOLDINGS USA (b)	Subsidiary	United States	Baa/A/AA-	Issuance	80282KAA4	Senior debt	04/19/11	345	345	4.63%	United States	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa	Repayment	XS0371654095	Senior debt	06/20/11	387	—	7.13%	London	—	N/A
ALLIANCE & LEICESTER PLC	Subsidiary	United Kingdom	Aaa	Repayment	XS0240286749	Senior debt	01/19/11	748	—	3-m US + 0.075%	London	—	N/A
ALLIANCE & LEICESTER PLC	Subsidiary	United Kingdom	Aaa	Repayment	XS0242977485	Senior debt	03/01/11	226	—	4.75%	London	—	N/A
ALLIANCE & LEICESTER PLC	Subsidiary	United Kingdom	Aaa	Repayment	XS0246741697	Senior debt	03/09/11	500	—	3.50%	London	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	Spain	AAA	Repayment	ES0413440043	Mortgage-backed bond	02/23/11	2,000	—	3.75%	Spain	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900095	Mortgage-backed bond	01/28/11	1,500	—	2.50%	Spain	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa3/AA-/AA-	Repayment	ES0313260053	Subordinated debt	05/27/11	289	—	10.00%	Spain	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	AAA/Aa1/AA+	Repayment	PTBSPK1E0010	Mortgage-backed bond	05/23/11	1,000	—	4.75%	Lisbon	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	AA-/Aa3/AA	Repayment	PTCPP5OM0022	Senior debt	04/15/11	404	—	3-m EU + 0.35%	Luxembourg	—	N/A
BANESTO BANCO EMISIONES, S.A.	Subsidiary	Spain	A1/A/A+	Repayment	ES0213540018	Subordinated debt	03/23/11	489	—	4% / 3-m EU + 0.95%	Spain	—	N/A
SANTANDER CENTRAL HISPANO ISSUANCES, Ltd.	Subsidiary	Bahamas	Aa3/AA-/AA-	Repayment	US802813AE59	Subordinated debt	02/15/11	225	—	6.38%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER CENTRAL HISPANO ISSUANCES, Ltd.	Subsidiary	Bahamas	Aa3/AA-/AA-	Repayment	XS0125754324	Subordinated debt	03/14/11	463	—	6.00%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER CENTRAL HISPANO ISSUANCES, Ltd.	Subsidiary	Bahamas	Aa3/AA-/AA-	Repayment	XS0127276235	Subordinated debt	03/28/11	498	—	1-m EU + 0.65%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0241278422	Senior debt	01/27/11	581	—	3-m GB + 0.10%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0247647539	Senior debt	03/23/11	750	—	3-m EU + 0.10%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0293709662	Senior debt	04/04/11	700	—	3-m EU + 0.10%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0293709159	Senior debt	04/04/11	300	—	4.13%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0356944636	Senior debt	04/11/11	2,500	—	5.13%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0423949394	Senior debt	04/21/11	1,250	—	3.38%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0305024936	Senior debt	06/20/11	1,000	—	3-m EU + 0.095%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	Spain	Aa2/AA/AA	Repayment	XS0372196062	Senior debt	06/27/11	1,250	—	6.07%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER ISSUANCES, S.A.U.	Subsidiary	Spain	Aa3/AA-/AA-	Repayment	XS0245339485	Subordinated debt	03/03/11	862	—	3-m EU + 0.20%/ 3-m EU + 0.70%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER ISSUANCES, S.A.U.	Subsidiary	Spain	Aa3/AA-/AA-	Repayment	XS0254031262	Subordinated debt	05/19/11	202	—	5.375% - 3-m GB +0.69%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER ISSUANCES, S.A.U.	Subsidiary	Spain	Aa3/AA-/AA-	Repayment	US80281TAA60	Subordinated debt	06/20/11	222	—	3-m US + 0.36% - 3-m US + 0.86%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER UK PLC (formerly ABBEY NATIONAL PLC)	Subsidiary	United Kingdom	Aaa	Repayment	XS0094515953	Subordinated debt	02/11/11	473	—	4.63%	London	—	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first half of 2011.

(b)	In this issue, the ISIN code field contains the CUSIP code.

10.	Provisions
a)	Breakdown
The detail of Provisions is as follows:

	Thousands of Euros
	06/30/11	12/31/10

Provisions for pensions and similar obligations	9,328,767	9,519,093
Provisions for taxes and other legal contingencies	3,721,770	3,670,184
Provisions for contingent liabilities and commitments:	845,041	1,030,244
Of which: due to country risk	17,326	18,796
Other provisions	2,144,099	1,440,332

Provisions	16,039,677	15,659,853

b)	Provisions for taxes and other legal contingencies and Other provisions
The balances of Provisions — Provisions for taxes and other legal contingencies and Provisions - Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, are based on the legal proceedings in progress.
c)	Litigation
i. Tax-related proceedings
As of the date of this report, the main tax-related proceedings concerning the Group were as follows:
•
“Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

•	“Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.

•
The “Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court.

•
Real Leasing, S.A., Arrendamiento Mercantil and Banco Santander (Brasil), S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995.

•
Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

•
In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration.

•
In December 2008, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil), S.A. filed an appeal at Conselho Administrativo de Recursos Fiscais (CARF) against the infringement notice. On October 21, 2011 a public hearing was held at the CARF and it was resolved, with the unanimous decision of all its members, the cancellation of the tax assessments corresponding to those years. This resolution can be appealed by the Brazilian tax administration. The formal resolution of this procedure has not yet been formally notified to Banco Santander (Brasil), S.A. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF. The Group considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defense arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•
In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal against the infringement notice. Also, the tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The entity filed an appeal against the aforementioned infringement notice. On November 23, 2011 a public hearing was held at the CARF and it was resolved, with the unanimous decision of all its members, the cancellation of the tax assessments corresponding to 2002 tax year. This resolution can be appealed by the Brazilian tax administration. The formal resolution of this procedure has not yet been formally notified to Banco Santander (Brasil), S.A.

•
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc plans to appeal against this judgment at a higher court, has submitted documents evidencing its right and is waiting to be informed of the date set for this proceeding.

•
Legal action filed by Sovereign Bancorp Inc. to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.
ii. Non-tax-related proceedings
As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:
•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance) to its customers.

The provisions recorded by Santander UK in this respect were calculated on the basis of the estimate of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case.
Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by all UK banks — the mis-selling issues are predominantly related to business written before 2009.
On July 1, 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’) as an issue of wider implication. On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on August 10, 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.
On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.
Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of the year in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.
There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.
In this context, in the first half of 2011 the Group recognized a provision, with a net effect on results of €620 million (GBP 538 million), which was calculated on the basis of the estimate of the number of claims that will be received, of the number of claims that will be upheld and of the estimated average amount of compensation in each case, in line with the steps taken by other UK banks.
•
Lanetro, S.A. (currently Zed Worldwide, S.A.): claim (ordinary lawsuit no. 558/2002) filed by Lanetro, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by Lanetro, S.A. was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

In a decision handed down on March 30, 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank has to subscribe to 75.1 million shares at their par value of €0.4 per share, totaling €30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank has opposed. On May 23, 2011 the Bank was served notice of the decision of May 6,, dismissing the appeal for reconsideration and upholding the decision of January 25, 2011. On July 14, 2011, Zed Worldwide, S.A. filed an appeal at a superior court against the decision dismissing the aforementioned appeal for reconsideration. This appeal is still pending resolution.

•
Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to loss of rental income.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff €4,458,960.61, and Galesa Promociones, S.A. to pay the Bank €1,428,075.70, which resulted in a net loss of €3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010, one by Galesa and the other by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €400,000.

Galesa de Promociones S.A. filed a cassation appeal against the above decision at the Supreme Court. The two parties are represented to appear and the related submissions against the appeal being allowed to proceed have been filed. The Guarantor has petitioned for the provisional enforcement of the decision for the amount awarded against Galesa.

•
A declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed and subsequently sold by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, as it had announced previously, Inversión Hogar, S.A. filed a cassation appeal against the aforementioned decision and an extraordinary appeal for procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar, S.A. and its subsidiaries, with a summons to the Bank to present the related notice of opposition to these appeals, which was submitted on January 21, 2010. On October 18, 2011, the Civil Division of the Supreme Court dimissed the cassation appeal and the extraordinary appeal for procedural infringements submitted by Inversion Hogar, S.A. and its subsidiaries, and consequently confirmed the resolution filed by the Madrid Provincial Appellate Court.

•
Claim in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who were former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.), alleged that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, in relation to the sale of shares owned by the plaintiffs to another company called Invercámara, S.A. This claim was contested by Santander Investment, S.A. on November 5, 2007.

In an order issued by Madrid Court of First Instance no. 13 on September 11, 2008, which was ratified by an order issued by Madrid Provincial Appellate Court on March 24, 2010, the proceeding was stayed on preliminary civil ruling grounds because another proceeding based on the same events had been initiated by other shareholders of Yesocentro at Madrid Court of First Instance no. 47 (proceeding no. 1051/2004) and, therefore, the former proceeding was stayed until a final decision had been handed down on the latter. In the proceeding filed at Court no. 47, a first instance judgment was handed down partly upholding the claim, as well as an appeal judgment partly upholding the appeals filed by the plaintiffs and the Bank. On January 10, 2011, the Bank filed a cassation appeal and an extraordinary appeal on the grounds of procedural infringements.

•
On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Gaesco Bolsa, Sociedad de Valores, S.A., claiming €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. In the same proceedings Gaesco filed a counterclaim against the Bank. On May 12, 2009, an arbitral award was issued upholding all the claims of Banco Santander, S.A. and dismissing the counterclaim filed by Gaesco Bolsa, Sociedad de Valores, S.A. Gaesco filed for the annulment of the arbitral award at Madrid Provincial Appellate Court.

•
On September 7, 2011, the Guarantor received written notice of the Madrid Provincial Appellate Court’s June 30, 2011 judgment to annul the arbitration award. The court rejected the original award by the Court of Arbitration’s President as a violation of the rules of evidence. Accordingly, the Guarantor filed a new arbitration lawsuit against Gaesco on September 8, 2011, reproducing essentially the claim filed in 2008.

Additionally, Mobilaria Monesa, S.L. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and resolved in arbitration, a circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.

The above proceeding was stayed by Santander Provincial Appellate Court (order dated December 20, 2010) —due to the Court admitting the preliminary civil ruling grounds claimed by the Bank— until the request for annulment of the arbitral award of May 12, 2009 is resolved. On September 12, 2011, the Guarantor reported to the Santander Court of First Instance on the recently notified ruling passed by the Madrid Provincial Appellate Court, having requested the stay of the above proceeding until the new arbitration has been solved, which stay was granted by the Santander Court of First Instance pursuant to an order of October 11, 2011.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•
Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the Bylaws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil), S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labor Court. A decision was handed down on June 25, 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labor Court and the Supreme Federal Court. The High Labor Court recently ordered the aforementioned half-yearly bonus to be paid. The Supreme Federal Court has yet to hand down its decision.

•
“Planos economicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos económicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the statute of limitations period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the plaintiffs, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the planos from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed.

•
Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to court costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the other decisions. Both parties also filed notices of opposition against the appeal filed by the other party, having been summoned to appear at the Provincial Appellate Court. On September 5, 2011, the Court of First Instance handed down a decision granting a stay of execution until a judgment having the force of res judicata is issued in the proceedings.

•
The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying a bond issued and guaranteed by Lehman.

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss of €46 million was recognized in the consolidated income statement (€33 million after tax).

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized in the consolidated income statement for 2008.

At the date of preparation of these interim financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, therefore, it has not been necessary to recognize any liability in this connection.

•
The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million —€350 million after tax—) under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.

At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself has stated, Madoff Securities had been regularly inspected by the aforementioned supervisory body in recent years, and at no time was its reputation and solvency questioned by the market or by the US supervisory authorities.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on December 23, 2008 (referred to above). The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was close to 97%.

On May 26, 2009, two funds managed by Optimal Investment Services, S.A. (“OIS”), an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of USD 1,540,141,277.60 and USD 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of USD 500,000 each. The funds paid 85% of the clawback claims asserted by the trustee. The payments totaled USD 129,057,094.60 for Strategic U.S. Equity and USD 106,323,953.40 for Arbitrage.

The funds agreed not to file any other claims against Madoff Securities’ estate (in liquidation). The agreement also contains an “equal treatment” provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to make the percentages applied to the funds equal to those applied to other investors in comparable situations.

The agreement followed the trustee’s investigation of Optimal’s conduct in dealing with Madoff Securities, including a review of Optimal’s documents relating to its due diligence, in which the trustee concluded that its conduct did not provide grounds to assert any claim against the Optimal companies or any other entity of Santander Group (other than the clawback claims described above, which did not arise from any inappropriate conduct by the funds).

The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in liquidation), to the extent the claims arise out of the funds’ dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the greatest pyramid fraud in history and was sentenced to 150 years’ imprisonment.

In April 2011, by means of a corporate operation, the funds Optimal Strategic US Equity Series in the Bahamas, Optimal Strategic US Equity Ireland Euro Fund and Optimal Strategic US Equity Ireland Dollar Fund offered unitholders the possibility of voluntarily liquidating their units and shares in these funds in exchange for shares in a Special Purpose Vehicle (“SPV”) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds held their assets, assigned in full the claim recognized by the trustee of the Madoff Securities liquidation, mentioned previously, totaling a nominal amount of USD 1,540,141,277.60.

This arrangement enabled the investors who so wished to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also afforded them the chance of being able to sell it directly or by means of a sales procedure through a private auction organized by OIS.

The corporate operation meant that 1,021 million shares of the 1,539 million issued by the SPV became directly owned by the unitholders of the aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million shares of those 1,021 million were sold in the subsequent private auction organized by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the corporate operation.

The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against BLMIS, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at October 30, 2008.

Santander Group, as unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, for which it recognized under results for the first half of 2011 a recovery of the initial loss of approximately €249 million, due to the receipt of the cash proceeds from the sale.

At June 30, 2011, Santander Group had a stake in the Optimal representing approximately 53% of all the SPV shares held by the Optimal Strategic US Equity funds that were not exchanged.

At the date hereof, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As discussed above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the three cases in which the decisions handed down at first instance upheld the claim (which have been appealed against by the Bank), no provisions were recognized for the other claims since the risk of loss is considered remote.

The Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of its business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters.

Uncertainties exist about what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery.

Considering all available information, the Bank believes that at the date of approval of these interim financial statements the Group had reliably estimated the obligation related to each proceeding and had recognized adequate provisions, when required, that reasonably cover the liabilities that might arise from these tax-related and non-tax-related proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations.

The total amount of the payments made by the Group in connection with litigation in the first six months of 2011 was not material in respect of these interim financial statements.
11.	Equity
In the first half of 2011 and 2010 there were no other quantitative or qualitative changes in the Group’s equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)	Issued capital
On February 1, 2011, the bonus issue through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 111,152,906 shares (1.33% of the share capital) were issued, giving rise to a capital increase of €55,576,453.
Following this transaction, at June 30, 2011, the Bank’s share capital consisted of 8,440,275,004 shares with a par value of €4,220,137,502.
b)	Other equity instruments
Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other Shareholders’ equity items (see Note 34.a to the consolidated financial statements at December 31, 2010).
Valores Santander
In 2007, in order to partially finance the takeover bid for ABN AMRO, Santander Emisora 150, S.A.U. issued securities necessarily convertible into newly-issued ordinary shares of the Bank (Valores Santander), amounting to €7,000 million. These securities can be voluntarily exchanged for Bank shares on October 4 2009, 2010 and 2011, and must be mandatorily exchanged on October 4, 2012.
The reference price of the Bank’s shares for conversion purposes was set at €16.04 per share, and the conversion ratio of the bonds, i.e. the number of Bank shares corresponding to each Valor Santander for conversion purposes, is 311.76 shares for each Valor Santander. The nominal interest rate on these securities is 7.30% until October 4, 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.
Subsequent to the issue, Banco Santander resolved on several occasions, in accordance with the prospectus, to change the conversion ratio of these securities. The latest revision was carried out in view of the bonus share issue described above performed by Banco Santander, through which the “Santander Dividendo Elección” programme was put into effect, and the new reference price of the shares of Banco Santander for conversion purposes was set at €14.13 per share. Consequently, the new conversion ratio applicable to the Valores Santander is 353.857 shares of Banco Santander for each Valor Santander, the result of dividing the face value of each Valor Santander (€5,000) by the aforementioned reference price (€14.13).

c)	Hedges of net investments in foreign operations and Exchange differences
Valuation adjustments — Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges.
Valuation adjustments — Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net changes in these two headings in the consolidated statement of recognized income and expense include, inter alia, the valuation gain or loss relating to the exchange difference arising from the goodwill held by the Group in foreign currency. At June 30, 2011, the balance recognized in the consolidated statement of recognized income and expense in this connection represented a loss of approximately €809 million, due to the depreciation of the various currencies against the euro. This change was offset by a negative change in the balance of goodwill at the corresponding date (see Note 8.a).
12.	Segment information
As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of Interest and similar income for the six-month periods ended June 30, 2011 and 2010 is as follows:

	Interest and Similar Income by
	Geographical Area (Thousands of Euros)
	Consolidated
Geographical Area	06/30/11	06/30/10

Spain	5,725,640	5,611,704

Abroad:
European Union	7,137,367	6,396,227
OECD countries	4,892,892	3,476,422
Other countries	11,701,530	9,738,674

	23,731,789	19,611,323

Total	29,457,429	25,223,027

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Financial Management and Holdings. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, America and Sovereign Bank, based on the location of the Group’s assets.
Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying condensed consolidated income statements for the six-month periods ended June 30, 2011 and 2010.

	Revenue (Thousands of Euros)
	Revenue from
	External Customers		Inter-Segment Revenue		Total Revenue
Segments	06/30/11	06/30/10	06/30/11	06/30/10	06/30/11	06/30/10

Continental Europe	14,826,835	14,342,781	217,728	120,388	15,044,563	14,463,169
United Kingdom	5,493,265	4,887,954	78,258	17,479	5,571,523	4,905,433
America	20,021,958	16,293,240	142,639	(47,709)	20,164,597	16,245,531
Sovereign Bank	1,404,289	1,420,310	(23,679)	(18,807)	1,380,610	1,401,503
Financial Management and Holdings	209,906	(1,065,318)	2,624,499	1,626,677	2,834,405	561,359
Inter-segment revenue adjustments and eliminations	—	—	(3,039,445)	(1,698,028)	(3,039,445)	(1,698,028)

Total	41,956,253	35,878,967	—	—	41,956,253	35,878,967

Also, following is the reconciliation of the Group’s consolidated operating profit/ (loss) before tax for the six-month periods ended June 30, 2011 and 2010, broken down by business segment, to the operating profit/ (loss) before tax per the accompanying condensed consolidated income statements for these periods:

	Consolidated Profit
	(Thousands of Euros)
Segments	06/30/11	06/30/10

Continental Europe	1,948,617	2,610,013
United Kingdom	346,144	1,006,125
Latin America	2,853,492	2,562,618
Sovereign Bank	256,035	171,869
Financial Management and Holdings	(1,428,760)	(1,447,155)

Total profit of the segments reported	3,975,528	4,903,470

(+/-) Unallocated profit	—	—
(+/-) Elimination of inter-segment profit	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	1,530,070	1,427,577
Operating profit/ (loss) before tax	5,505,598	6,331,047
13.	Related party transactions
The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2011 and 2010, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized.

Thousands of Euros
06/30/11
Group
	Significant	Directors and	Companies or	Other Related
Expenses and Income	Shareholders	Executives	Entities	Parties	Total

Expenses:
Finance costs	—	543	2,028	18,892	21,463
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	20	7,125	—	7,145

	—	563	9,153	18,892	28,608

Income:
Finance income	—	203	51,599	20,055	71,857
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	9	24,388	16,745	41,142

	—	212	75,987	36,800	112,999

	Thousands of Euros
	06/30/11
			Group
	Significant	Directors and	Companies or	Other Related
Other Transactions	Shareholders	Executives	Entities	Parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	43,989	4,951,085	1,237,200	6,232,274
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	57,817	411,433	506,472	975,722
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	8	1,505	364,807	366,320
Guarantees received	—	—	—	—	—
Obligations	—	7,894	34,699	3,273	45,866
Obligations/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	10,949	—	76,613	87,562
Other transactions	—	—	4,642,060	2,376,410	7,018,470

Thousands of Euros
06/30/10
Group
	Significant	Directors and	Companies or	Other Related
Expenses and Income	Shareholders	Executives	Entities	Parties	Total

Expenses:
Finance costs	—	491	3,406	6,861	10,758
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	4	5,638	—	5,642

	—	495	9,044	6,861	16,400

Income:
Finance income	—	209	37,905	51,707	89,821
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	5	50,633	18,372	69,010

	—	214	88,538	70,079	158,831

	Thousands of Euros
	06/30/10
			Group
	Significant	Directors and	Companies or	Other Related
Other Transactions	Shareholders	Executives	Entities	Parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	31,760	5,019,587	2,138,652	7,189,999
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	54,225	574,631	596,600	1,225,456
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	9	179	488,742	488,930
Guarantees received	—	—	—	—	—
Obligations	—	6,053	45,313	2,745	54,111
Obligations/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	10,290	—	88,237	98,527
Other transactions	—	—	5,580,546	3,208,092	8,788,638

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to €2,184 million at June 30, 2011 (June 30, 2010: €2,319 million).
14.	Average headcount
The average number of employees at the Group and at the Bank, by gender, in the six-month periods ended June 30, 2011 and 2010 was as follows:

	Bank		Group
Average headcount	06/30/11	06/30/10	06/30/11	06/30/10

Men	12,073	12,102	85,182	80,161
Women	7,674	7,586	98,013	89,671

	19,747	19,688	183,195	169,832

The increase in the Group’s average headcount was due mainly to the acquisition of Bank Zachodni WBK S.A. and SEB Germany (see Note 2) in the first half of 2011 and to the inclusion of AIG in Poland in the Group in the third quarter of 2010.
15.	Other disclosures
This Note includes relevant information about additional disclosure requirements.
15.1	Consolidated financial statements
Following are the consolidated balance sheets and consolidated statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.
The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

CONSOLIDATED BALANCE SHEET

	Thousands of Euros
	June 30, 2011	December 31, 2010
Assets
Cash and due from banks	82,538,927	70,858,410
Interest earning deposits in other banks	23,912,823	25,063,368
Securities purchased under agreements to resell	9,257,824	9,988,524
Trading account assets	195,286,904	196,241,901
Banks	30,875,017	35,054,229
Loans	7,342,967	8,525,594
Derivatives	68,494,449	73,068,769
Debt securities	71,907,897	62,475,640
Equity securities	16,666,574	17,117,669
Investment securities	97,769,579	94,663,835
Available-for-sale	97,769,579	94,663,835
Net Loans and leases	701,669,895	702,459,309
Loans and leases, net of unearned income	721,498,404	722,121,041
Less-Allowance for loan losses	(19,828,509)	(19,661,732)
Premises and equipment, net	15,213,437	12,780,464
Investment in affiliated companies	293,207	272,915
Other assets	103,781,101	102,952,009
Intangible Assets	3,685,991	3,442,034
Goodwill in consolidation	26,526,540	24,622,345
Accrual Accounts	2,436,045	2,558,738
Hedge derivatives	6,049,092	8,227,013
Others	65,083,433	64,101,879

Total assets	1,229,723,697	1,215,280,735

Liabilities
Deposits	640,943,200	633,938,785
Non interest deposits	5,307,607	4,825,310
Interest bearing	635,635,593	629,113,475
Demand deposits	162,294,080	153,185,961
Savings deposits	136,249,444	136,693,907
Time deposits	337,092,069	339,233,607
Short-term debt	138,641,795	130,729,864
Long-term debt	219,250,952	216,475,672
Other liabilities	151,224,949	153,221,957
Taxes Payable	9,137,795	8,618,446
Accounts Payable	8,566,861	8,285,660
Accrual Accounts	4,658,007	4,953,205
Pension Allowance	7,144,769	7,299,145
Derivatives	73,490,279	81,912,726
Liabilities under insurance contracts	10,774,786	10,449,274
Other Provisions	6,710,909	6,140,760
Short securities positions	14,025,198	12,302,918
Others	16,716,345	13,259,823

Total liabilities	1,150,060,896	1,134,366,278

Stockholders’ equity
Capital stock	4,220,137	4,164,561
Additional paid-in-capital	29,446,037	29,457,152
Other additional capital	(1,301,093)	(1,462,276)
Current year earnings	3,500,860	8,180,909
Other reserves	37,666,144	34,677,992
Total stockholders’ equity	73,532,085	75,018,338

Noncontrolling interests	6,130,716	5,896,119

Total equity	79,662,801	80,914,457

Total liabilities and equity	1,229,723,697	1,215,280,735

The Group has issued Mortgage backed securities, called “Cédulas Hipotecarias” (see Note 9). Additionally, as of December 31, 2010, 2009 and 2008, the investment debt securities assigned to certain Group or third-party commitments amounted to €27,034 million, €39,661 million and €25,161 million, respectively and €23,002 million as of June 30, 2011.
CONSOLIDATED STATEMENTS OF INCOME

	Thousands of Euros
	Six months	Six months
	ended June	ended June
	30, 2011	30, 2010
Interest income:
Interest and fees on loans and leases	23,422,677	20,165,946
Interest on deposits in other banks	1,834,433	1,373,819
Interest on securities purchased under agreements to resell	479,835	474,129
Interest on investment securities	3,912,944	3,352,279
Dividends	—	—

Total interest income	29,649,889	25,366,173

Interest expenses:
Interest on deposits	(8,075,244)	(6,294,733)
Interest on short-term borrowings	(2,165,560)	(1,323,270)
Interest on long-term debt	(3,237,840)	(2,370,164)

Total interest expense	(13,478,644)	(9,988,167)

Interest income / (charges)	16,171,245	15,378,006
Provision for credit losses	(4,871,301)	(4,977,450)

Interest income / (charges) after provision for credit losses	11,299,944	10,400,556
Non interest income:
Commissions and fees from fiduciary activities	676,441	657,599
Commissions and fees from securities activities, net	337,789	405,461
Fees and commissions from insurance activities	5,611,132	4,043,282
Other Fees and commissions, net	2,978,461	2,675,254
Gains (losses) from:
Affiliated companies’ securities	16,835	51,983
Investment securities	719,124	656,721
Foreign exchange, derivatives and other, net	588,617	683,225
Sale of premises	6,793	123,567
Other income	825,287	619,305

Total non interest income	11,760,479	9,916,398
Non interest expense:
Salaries and employee benefits	(5,342,988)	(4,762,805)
Occupancy expense of premises, depreciation and maintenance, net	(1,312,659)	(1,220,472)
General and administrative expenses	(2,761,339)	(2,575,050)
Impairment of goodwill	—	—
Impairment / amortization of intangible assets	(591,003)	(520,529)
Provisions for specific allowances	(1,502,229)	(685,794)
Payments to Deposit Guarantee Fund	(177,368)	(152,286)
Insurance claims	(4,643,121)	(3,262,621)
Other expenses	(1,224,118)	(806,351)

Total non interest expense	(17,554,825)	(13,985,907)

Income before income taxes	5,505,598	6,331,047
Income tax expense	(1,523,913)	(1,414,547)

Net consolidated income for the year	3,981,685	4,916,500
Net income attributed to noncontrolling interests	474,668	458,121
Income from discontinued operation, net of taxes	(6,157)	(13,030)

NET INCOME ATTRIBUTED TO THE GROUP	3,500,860	4,445,349

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2011 and December 31, 2010. In the financial statements of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

CONDENSED BALANCE SHEETS (Parent company only)	June 30, 2011	December 31, 2010
	(Thousands of Euros)
Assets
Cash and due from banks	64,112,901	70,716,206
Of which:
to bank subsidiaries	36,483,507	35,590,803

Trading account assets	68,392,185	67,807,360
Investment securities	32,753,599	29,849,856
Of which:
to bank subsidiaries	8,404,060	9,576,525

Net Loans and leases	183,473,770	186,505,411
Of which:
to non-bank subsidiaries	37,455,751	31,038,972

Investment in affiliated companies	65,970,486	60,496,584
Of which:
to bank subsidiaries	62,340,963	58,104,876

to non-bank subsidiaries	3,629,522	2,391,808

Premises and equipment, net	1,254,436	1,271,519
Other assets	11,643,829	12,647,754

Total assets	427,601,206	429,294,690

Liabilities
Deposits	219,071,838	221,026,754
Of which:
to bank subsidiaries	20,651,266	27,778,944

to non-bank subsidiaries	59,006,250	59,392,899

Short-term debt	35,431,725	26,923,776
Long-term debt	57,745,008	59,800,705
Total debt	93,176,733	86,724,481

Of which:
to bank subsidiaries	131,019	132,637

to non-bank subsidiaries	25,501,208	29,111,472

Other liabilities	72,217,800	76,825,438

Total liabilities	384,466,371	384,576,673

Stockholders’ equity
Capital stock	4,220,138	4,164,561
Retained earnings and other reserves	38,914,697	40,553,456

Total stockholders’ equity	43,134,835	44,718,017

Total liabilities and Stockholders’ equity	427,601,206	429,294,690

Following are the summarized statements of income of Banco Santander, S.A. for the periods ended June 30, 2011 and 2010.

	Six months	Six months
	ended June	ended June
CONDENSED STATEMENTS OF INCOME (Parent company only)	30, 2011	30, 2010
	(Thousands of Euros)

Interest income
Interest from earning assets	4,772,029	4,538,758
Dividends from affiliated companies	1,664,572	1,429,890

Of which:	6,436,601	5,968,648
to bank subsidiaries	1,651,077	1,429,501

to non-bank subsidiaries	13,495	389

Interest expense	(3,302,575)	(2,671,187)

Interest income / (charges)	3,134,026	3,297,461
Provision for credit losses	(903,288)	(606,370)

Interest income / (charges) after provision for credit losses	2,230,738	2,691,091
Non interest income:	1,411,955	697,965
Non interest expense:	(2,177,694)	(1,931,020)

Income before income taxes	1,464,999	1,458,036
Income tax expense	(11,977)	(41,923)

Net income	1,453,022	1,416,113

15.2	Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of June 30, 2011 and December 31, 2010:

	June 30, 2011	December 31, 2010
	(Thousands of Euros)

Preference shares	407,539	435,364
Preferred securities	6,770,511	6,916,930

Total at period-end	7,178,050	7,352,294

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost — Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2011 and December 31, 2010.
Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK amounting to GBP 160.6 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.
This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Abbey National plc, Alliance & Leicester plc and Santander Holding USA, Inc.
For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), and Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., Santander PR Capital Trust and Santander UK Group.

Except the issues of Santander PR Capital Trust I, which redeem in 2036, all preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2011
		Amount in
Preference Shares		currency
Issuer/Date of issue	Currency	(million)	Interest rate		Redemption Option (1)

Banesto Holding, Ltd, December 1992	US Dollar	45.1	10.500%		June 30, 2012
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, March 2004	Pounds Sterling	13.6	5.827%		March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	34.9	6.222	%(2)	May 24, 2019
Santander Holdings USA, Inc, August 2000	US Dollar	149.1	12.000%		May 16, 2020
Santander Holdings USA, Inc, May 2006	US Dollar	75.5	7.300%		May 15, 2011

	Outstanding at June 30, 2011
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date
Banesto Group
Banco Español de Crédito, October 2004	Euro	89.9	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	158.0	5.5%	Perpetuity
Banco Español de Crédito, June 2009	Euro	497.5	6.0%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	313.7	2.0%	Perpetuity
March 2009	Euro	153.7	2.0%	Perpetuity
June 2009	Euro	1,965.6	Euribor (3M) + 2.2%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	174.4	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	165.1	5.75%	Perpetuity
November 2006	US Dollar	161.8	6.80%	Perpetuity
January 2007	US Dollar	109.5	6.50%	Perpetuity
March 2007	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	9.0	7.01%	Perpetuity
July 2009	Pounds Sterling	679.4	Libor (3M) + 7.66%	Perpetuity
July 2009	Euro	125.7	Euribor (3M) + 7.66%	Perpetuity
September 2009	US Dollar	161.6	USD Libor (3M) + 7.67%	Perpetuity
September 2009	US Dollar	825.1	10.50%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	981.0	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Santander UK Group
Abbey National Capital Trust I, February 2000	US Dollar	621.2	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc, February 2001(3)	Pounds Sterling	104.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	15.9	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Santander PR Capital Trust I
February 2006	US Dollar	125	6.750%	July 2036

(1)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(2)
That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrear on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrear on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

(3)
From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Unipersonal) — issuers of registered preferred securities guaranteed by Banco Santander, S.A. — do not file the financial statements required for a registrant by Regulation S-X as:
•
Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5, 6, 10 and 11 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•
Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•
Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

Exhibit I

			Year end December 31,
	June 2011		2010		2009		2008
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
IFRS:	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	14,102,837	6,027,593	23,208,389	9,475,888	26,392,227	10,540,180	37,041,015	17,756,819
Preferred dividends	50,500	50,500	60,689	60,689	92,294	92,294	37,374	37,374
Fixed charges	14,052,337	5,977,093	23,147,699	9,415,198	26,299,933	10,447,886	37,003,641	17,719,445

EARNINGS:
Income from continuing operations before taxes and extraordinary items	5,505,598	5,505,598	12,051,873	12,051,873	10,587,800	10,587,800	10,849,325	10,849,325
Less: Earnings from associated companies	10,433	10,433	16,910	16,910	(5,870)	(5,870)	695,880	695,880
Fixed charges	14,052,337	5,977,093	23,147,699	9,415,198	26,299,933	10,447,886	37,003,641	17,719,445

Total earnings	19,547,502	11,472,258	35,182,662	21,450,161	36,893,603	21,041,556	47,157,086	27,872,890

Ratio of earnings to fixed charges	1.39	1.92	1.52	2.28	1.40	2.01	1.27	1.57
Ratio of earnings to combined fixed charges and preferred stock dividends	1.39	1.90	1.52	2.26	1.40	2.01	1.27	1.57